Execution Version

THIS AMENDED AND RESTATED PRECIOUS METALS PURCHASE AGREEMENT originally dated as of the 10th day of February, 2010, as amended and restated as of the 15th day of February, 2011, and as further amended and restated as of this 8th day of February, 2019,

AMONG:

HUDBAY ARIZONA (BARBADOS) SRL, a company incorporated with limited liability under the laws of Barbados (previously named August Resources (Barbados) SRL)

(“Hudbay Barbados”)

- and -

HUDBAY MINERALS INC., a corporation existing under the federal laws of Canada

(“Hudbay”)

- and -

WHEATON PRECIOUS METALS INTERNATIONAL LTD., a company incorporated with limited liability under the laws of the Cayman Islands (previously named Silver Wheaton (Caymans) Ltd.)

(“Wheaton International”)

- and -

WHEATON PRECIOUS METALS CORP., a corporation existing under the laws of the province of Ontario (previously named Silver Wheaton Corp.)

(“Wheaton”)

WITNESSES THAT

WHEREAS capitalized terms when used in these recitals shall have the respective meanings set forth in Section 1 of this Agreement;

AND WHEREAS RCC and the Minority Joint Venture Partner are the owners of the Mining Properties and are currently in the process of obtaining the permits and arranging for the financing required for the Project;

AND WHEREAS RCC is an Affiliate of Hudbay and Hudbay Barbados;

AND WHEREAS Hudbay Barbados is an Affiliate of Hudbay and carries on business of managing the metals refining and sales functions in respect to minerals produced by RCC and its Affiliates;

AND WHEREAS Hudbay Barbados (previously named Augusta Resource (Barbados) SRL) agreed to sell to Wheaton International, and Wheaton International agreed to purchase from Hudbay Barbados, (1) an amount of Refined Gold equal to the Payable Gold, and (2) an amount of Refined Silver equal to the Payable Silver, subject to and in accordance with the terms of an agreement dated February 10, 2010, as amended and restated February 15, 2011 (the “Original Agreement”);

AND WHEREAS Hudbay, which has a significant history of developing and operating mines, acquired all of the shares of Augusta Resource Corporation (now named Hudbay Arizona Inc.), and now holds all of the interest in RCC and the Project not held by the Minority Joint Venture Partner;

AND WHEREAS Hudbay has agreed to guarantee the performance of the covenants and obligations of Hudbay Barbados under this Agreement;

AND WHEREAS Wheaton International is an Affiliate of Wheaton and Wheaton has agreed to guarantee the payment of the Deposit that Wheaton International is required to make to Hudbay Barbados pursuant to this Agreement;

AND WHEREAS RCC entered into the Earn-In Agreement and the Joint Venture Agreement with the Minority Joint Venture Partner, pursuant to which RCC has agreed to transfer the Minority Joint Venture Partner Interest to the Minority Joint Venture Partner;

AND WHEREAS the Parties have agreed to further amend and restate the Original Agreement in order to reflect the changes to the Parties and to revise certain of the rights and obligations thereof;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:

1.	Definitions

In this Agreement, including the recitals hereto:

“Additional Term” has the meaning set out in Section 9(b) of this Agreement.

“Adverse Impact” means any effect, event, occurrence, amendment or other change that, when taken together with all other effects, events, occurrences, amendments or other changes, is or would reasonably be likely to: (i) have a material adverse impact on the Hudbay Entities taken as a whole, RCC, Hudbay Barbados or the Project; (ii) decrease or delay the expected silver or gold production from the Mining Properties or otherwise decrease or delay the expected Payable Silver or Payable Gold, other than as would have only a minor impact; (iii) cause Completion not to be achieved by the Outside Completion Date; (iv) increase any Tax payable by Wheaton International or increase the potential for any Tax to become payable by Wheaton International; (v) limit, restrict or impair the ability of Hudbay Barbados or Hudbay to perform their respective obligations under this Agreement or operate the Project; or (vi) result in an Event of Default.

“Affiliate” means, in relation to any person, any other person controlling, controlled by or under common control with such first mentioned person.

“Agreement” means this Amended and Restated Precious Metals Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof.

“Approval Date” means the date Hudbay’s board of directors approves the construction of the Project in accordance with the Development Plan.

“Arbitration Rules” means the rules of the British Columbia International Commercial Arbitration Centre.

“ASARCO Litigation” means a proceeding commenced by ASARCO LLC against RCC and certain prior Affiliates of RCC and Augusta Resources Corporation pursuant to which ASARCO LLC sought to have the purchase of the Mining Properties by RCC and certain prior Affiliates of RCC voided and title to same vested in ASARCO LLC.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section 18(b)(v).

“Barbados Collateral” has the meaning set out in Section 18(a) of this Agreement.

“Barbados Security Agreements” has the meaning set out in Section 18(a) of this Agreement.

“Base Case Model” means the financial model for the Project setting out the projected production, revenue, costs and expenditures of RCC or any of its Affiliates relating to the development, construction and operation of the Project, including the methodology used in making such projections (in respect of each calendar month for the period from the Approval Date to the Initial Payment Reference Date and in respect of each fiscal year thereafter), based on the Development Plan, Reserve Statement and prudent assumptions and contingencies and agreed upon as the Base Case Model by Hudbay Barbados and Wheaton International for purposes of this Agreement, as such financial model may be amended from time to time, in accordance with Section 5(a).

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of the Province of British Columbia, Barbados or the Cayman Islands.

“Capacity Related Refund” has the meaning set out in Section 5(e) of this Agreement.

“Change of Control” means, with respect to RCC, Hudbay Barbados, any Hudbay Guarantor or any Future Owner, the consummation of any transaction, including any consolidation, amalgamation or merger or any issue, Transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (other than Hudbay and its Affiliates) (A) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (B) controls such person (and, for greater certainty, such a Change of Control shall not include any consolidation, amalgamation or merger of Hudbay or issue, Transfer or acquisition of voting shares of Hudbay or any other transaction that results in a change in the beneficial share ownership of Hudbay or changes to the board of directors).

“Claim” has the meaning set out in Section 20(d) of this Agreement.

“Collateral” means the Barbados Collateral, the Guarantor Collateral and the Project Assets.

“Completion” means the satisfaction by RCC of the Completion Test.

“Completion Certificate” has the meaning set out in Section 5(b) of the Agreement.

“Completion Test” means the operation of the Mineral Processing Facility at a minimum of 90% of the Designed Feed Rate for a period of 30 consecutive days.

“Confidential Information” has the meaning set out in Section 14(a) of this Agreement.

“Contribution” means the amount of funds in the form of unsecured debt or equity contributed or otherwise transferred by Hudbay or the Minority Joint Venture Partner or any other co-investor or each of their respective Affiliates from and after the Approval Date to RCC to date for the purpose of paying for a Paid-In Project Cost, less the aggregate amount of the Deposit paid to date.

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Cost Overrun Capital” means those funds or credit facilities required by any Project Lender to be in place to pay for any costs to complete the construction of the Project that may exceed the budget set forth in the Development Plan.

“Cure Period” means a period of 30 days following delivery by Wheaton International to Hudbay Barbados and/or Hudbay, as the case may be, of written notice of a breach or default described in Sections 23(a)(iii), (iv). (v), (vi) or (vii) or such longer period of time as Wheaton International may determine in its sole discretion.

“Delay Condition” means [Redacted – commercially sensitive information].

“Deposit” has the meaning set out in Section 4(a) of this Agreement.

“Deposit Reduction Date” means the date on which the Deposit is reduced to nil in accordance with Sections 7(j)(i) and 7(k)(i).

“Designed Feed Rate” means 75,000 short tons/day.

“Development Plan” means a comprehensive plan for the Project which, among other things, shall be consistent with the Feasibility Study and sets out in reasonable detail, the Project, the budget and timetable for achieving Completion, the source and application of funds required to achieve Completion and to thereafter operate and maintain the Project, as such plan may be amended from time to time, in accordance with Section 5(a).

“Earn-In Agreement” means the Earn-In Agreement made as of September 16, 2010 between RCC and the Minority Joint Venture Partner.

“Effective Date” means February 10, 2010.

“Encumbrance” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind.

“EPC/EPCM Contract” means the primary engineering, procurement and construction contract to build the Project or the primary engineering, procurement and construction management contract to manage the building of the Project, in either case on customary terms for the mining industry.

“Event of Default” has the meaning set out in Section 23(a) of this Agreement.

“Feasibility Study” means Hudbay’s March 30, 2017 Rosemont Project Updated Feasibility Study, as such study may be amended from time to time, in accordance with Section 5(a).

“Future Owner” has the meaning set out in Section 18(f) of this Agreement.

“Gold Fixed Price” means $450 per ounce, subject to increase on the third anniversary of the date on which Completion is achieved and annually thereafter by one percent annually (compounded).

“Gold Market Price” means the per ounce gold afternoon (p.m.) fixing price in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of Refined Gold by Hudbay Barbados to the designated metal account of Wheaton International at the Place of Delivery; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of gold on another commercial exchange mutually acceptable to Wheaton International and Hudbay Barbados.

“Gold Purchase Price” has the meaning set out in Section 7(j) of this Agreement.

“Guarantee” has the meaning set out in Section 18(b)(i) of this Agreement.

“Guarantor Collateral” has the meaning set out in Section 18(b)(ii) of this Agreement.

“Guarantor Security Agreements” has the meaning set out in Section 18(b)(ii) of this Agreement.

“Hudbay Barbados Guaranteed Obligations” has the meaning set out in Section 21(d)(i) of this Agreement.

“Hudbay Entities” means Hudbay, Hudbay Barbados, RCC, each of the Hudbay Guarantors and any Affiliate of Hudbay or other person that receives an interest in the Mining Properties in accordance with Section 15 and their respective successors and permitted assigns.

“Hudbay Guarantors” means HudBay Arizona (US) Holding Corporation and its successors and assigns and any person that receives an indirect interest in the Mining Properties from HudBay Arizona (US) Holding Corporation in accordance with Section 15 and the person that directly holds any equity securities of such person.

“Initial Payment” has the meaning set out in Section 4(b) of this Agreement.

“Initial Payment Reference Date” means the date that is 30 months after the date the Initial Payment is paid by Wheaton International to Hudbay Barbados pursuant to Section 4(b).

“Initial Term” has the meaning set out in Section 9(a) of this Agreement.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within sixty (60) days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)	a resolution is passed for the winding-up or liquidation of it.

“Joint Venture Agreement” means the Joint Venture Agreement made effective as of September 16, 2010 between RCC and the Minority Joint Venture Partner.

“Lender Event” means an event of default under any Project Financing or the exercise by any Project Lender of its rights to enforce payment or any security granted by RCC or the Minority Joint Venture Partner or their respective Affiliates to any Project Lender.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement of any Claim), including any Taxes payable in respect thereof;

“Mineral Offtake Agreement” means any agreement entered into by RCC or any of its Affiliates with an Offtaker that includes: (i) the sale of Produced Gold or Produced Silver to an Offtaker; or (ii) the smelting, refining or other beneficiation of Produced Gold or Produced Silver by an Offtaker for the benefit of RCC or any of its Affiliates, as the same may be supplemented, amended, restated or superseded from time to time.

“Mineral Processing Facility” means the plant or facility to be constructed as part of the Project by RCC with a design throughput of at least 75,000 short tons/day, where Minerals will be milled and processed before the sale or other disposition or delivery of such Minerals to an Offtaker.

“Minerals” means any and all marketable metal bearing material (including Produced Gold and Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Mining Properties” means the fee simple, patented mining claims and unpatented mining claims listed in Schedule “A” attached hereto and all accessions and successions thereto, whether created privately or through government action, and the Mineral Processing Facility and all other property, buildings, structures, facilities and fixtures now or at any time hereafter used, affixed to or situate thereon, including any means of access thereto and any of the foregoing to which RCC or the Minority Joint Venture Partner acquires an interest in or to, after the Effective Date in connection with or in respect of the Project and any Mitigation Properties on which economic mineralization has been identified or that will be used as part of the Project other than for the sole purposes of satisfying RCC’s mitigation obligations under any permit, license, certificate, approval, registration or authorization it holds or intends to obtain.

“Minority Joint Venture Partner” means United Copper & Moly LLC, a limited liability corporation incorporated under the laws of the State of Delaware and owned jointly by Korea Resources Corporation and LG International Corp.

“Minority Joint Venture Partner Interest” means, in the aggregate, up to an undivided 20% beneficial ownership interest in and to the Project Assets and all other rights under the Joint Venture Agreement.

“Mitigation Properties” means the properties acquired by RCC for purposes of satisfying its mitigation obligations under any permit, license, certificate, approval, registration or authorization it holds or intends to obtain.

“Monthly Report” means a written report, in relation to a calendar month, detailing:

(i)	sulphide ore tonnages and head grades of Minerals contained in the ore mined from the Mining Properties during such month;

(ii)	sulphide ore tonnages and grades of Minerals contained in the ore processed from the Mining Properties during such month;

(iii)

with respect to the Mineral Processing Facility, the types of product produced (including concentrate and doré bars), tonnages and concentrate grades of Minerals, during such month and the resulting recoveries for each corresponding metal;

(iv)	the number of ounces of silver and gold contained in product produced (including concentrate and doré bars) during such month;

(v)

the total number of ounces of gold and silver contained in any Offtaker Delivery for which an Offtaker Payment occurred during that calendar month, prior to any Offtaker Charges, that may be charged or levied by an Offtaker;

(vi)	the amount of Payable Gold and Payable Silver that calendar month;

(vii)	a reconciliation between subsections (v) and (vi) above for a preceding calendar month, including details regarding provisional payments;

(viii)	a copy of any summary statements received from any Offtaker during such month; and

(ix)	a copy of the most recent forecast of the expected Payable Gold and Payable Silver for the following calendar quarter.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Offtaker” means any person other than Hudbay Barbados or its Affiliates that purchases Minerals from RCC or any of its Affiliates or that takes delivery of Minerals for the purpose of trading, smelting, refining or other beneficiation of such Minerals for the benefit of RCC or any of its Affiliates.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise, including any deductions on account of any payment being made on a provisional basis and any deductions on account of payable rates for Minerals.

“Offtaker Delivery” means the delivery of Minerals to an Offtaker.

“Offtaker Payment” means (i) with respect to Minerals purchased by an Offtaker from RCC or any of its Affiliates, the receipt by RCC or any of its Affiliates of payment or other consideration from the Offtaker in respect of any Produced Silver or Produced Gold and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of RCC or any of its Affiliates, the receipt by RCC or any of its Affiliates of Refined Silver or Refined Gold in accordance with the applicable Mineral Offtake Agreement.

“Original Agreement” has the meaning set out in the recitals of this Agreement.

“Other Properties” has the meaning set out in Section 10(b) of this Agreement.

“Outside Completion Date” means the date that is 54 months after the Initial Payment Reference Date or such longer period as Wheaton and Wheaton International may agree, in their sole discretion.

“Paid-In Project Cost” means, as of any date, the sum of all costs in respect of the Project that are capitalized and that have been incurred by RCC or any of its Affiliates from and after the Approval Date to develop and construct the Project in accordance with the Development Plan.

“Parties” means the parties to this Agreement.

“Payable Gold” means 92.5% (subject to amendment pursuant to Section 5(f)) of the Produced Gold (prior to any Offtaker Charges) contained in any Offtaker Delivery in respect of which Offtaker Delivery RCC or any of its Affiliates receives any Offtaker Payment, whether such Offtaker Payment relates to all or any portion of the Produced Gold contained in such Offtaker Delivery; as more fully determined in accordance with Section 7(b) in the case of any provisional payment.

“Payable Silver” means 92.5% (subject to amendment pursuant to Section 5(f)) of the Produced Silver (prior to any Offtaker Charges) contained in any Offtaker Delivery in respect of which Offtaker Delivery RCC or any of its Affiliates receives any Offtaker Payment, whether such Offtaker Payment relates to all or any portion of the Produced Silver contained in such Offtaker Delivery; as more fully determined in accordance with Section 7(b) in the case of any provisional payment.

“Permitted Encumbrances” means any Encumbrance in respect of the Project Assets constituted by the following:

(i)	inchoate or statutory liens for taxes not at the time due or payable, or being contested in good faith through appropriate proceedings;

(ii)

any reservations or exceptions contained in the original grants of land in respect of any Mining Properties or comprising the Mining Properties, including those listed in any owner’s title insurance policies issued to RCC at the time of acquisition, including those naming RCC as an insured;

(iii)

minor discrepancies in the legal description of the Mining Properties or any adjoining properties which would be disclosed in an up to date survey and any registered easements and registered restrictions or covenants that run with the land which do not materially detract from the value of, or materially impair the use of the Mining Properties by RCC for the purpose of conducting and carrying out mining operations thereon;

(iv)

rights of way for or reservations or rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning restrictions, by- laws, ordinances or other restrictions as to the use of Mining Properties, which do not in the aggregate materially detract from the use of the Mining Properties by RCC for the purpose of conducting and carrying out mining operations thereon;

(v)

the 3% net smelter returns royalty on the Mining Properties granted in favour of, or currently held by, Franco-Nevada U.S. Corp as to 1.5% and Chicago Trust Company (and any successors in interest) as to 1.5%;

(vi)	equipment financing, capital leases or purchase money security interests for Project Assets with a value of less than, in aggregate, $250,000,000;

(vii)	a Deed of Trust registered against title to the Mining Properties held by Hudbay Arizona Inc., and subsequently collaterally assigned to Wheaton International;

(viii)	encumbrances as security for the payment and performance, when due, of obligations granted in accordance with Section 18(d);

(ix)	liens resulting from the deposit or pledge of cash or securities in connection with contracts, tenders, bids, leases, government contracts, supply agreement utilities or expropriation proceedings;

(x)	pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security or employment laws or regulations;

(xi)

carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business which are not overdue for more than thirty (30) days or which are being contested in good faith and by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto and for which adequate reserves are being maintained; and

(xii)

liens incurred in the ordinary course of business in respect of surety bonds and letters of credit for permitting and reclamation obligations provided they relate to cash collateral and are less than, in aggregate, $150,000,000.

“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

“Place of Delivery” has the meaning set out in Section 7(c) of this Agreement.

“PMPA Obligations” means all present and future debts, liabilities and obligations of Hudbay Barbados, Hudbay or both to Wheaton International under or in connection with this Agreement.

“Prime” means the variable annual reference rate of interest from time to time established by The Bank of Nova Scotia as its “prime rate” of interest for commercial loans in Canada denominated in United States of America dollars, provided that if the Bank of Nova Scotia no longer establishes such rate, the Parties will act reasonably to agree to a substituted rate.

“Prior Ranking Permitted Encumbrances” means items (vi), (viii), (ix) and (xii) of the definition of Permitted Encumbrances.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Project” means the Rosemont Mine in Arizona (including the Mineral Processing Facilities and any subsequent plant or facility to be constructed as part of the Project), the design, development, engineering, construction, equipping, testing, commissioning, management, operation, maintenance and repair thereof and the extraction, production, recovery, sale, transportation, storage, processing and delivery of copper and by-product metals in concentrate in all respects in accordance with the Development Plan.

“Project Assets” means the Mining Properties, the Mineral Processing Facility, Minerals and all present and after-acquired personal property, used or acquired for use in connection with the Project.

“Project Financing” means any credit facility, equipment lease, hedging program or other debt financing arrangement (including subordinated debt financing) in favour of RCC or any of its Affiliates provided by Project Lenders for the purpose of financing all or a portion of the cost of developing, expanding, constructing or operating the Project, including any refinancing thereof, and that contain customary terms and conditions to finance the development and construction of mining projects similar in nature to the Project.

“Project Lenders” means any banking or financial institution, Offtaker, equipment lease provider or export credit agency that provides any Project Financing, excluding Hudbay or any of its Affiliates.

“RCC” means Rosemont Copper Company and any Affiliate of Hudbay or other person that receives an interest in the Mining Properties in accordance with Section 15 and their successors and permitted assigns.

“RCC Guarantee” has the meaning set out in Section 18(b)(iii) of this Agreement.

“RCC Security Agreements” has the meaning set out in Section 18(b)(iv) of this Agreement.

“Receiving Party” has the meaning set out in Section 14(a) of this Agreement.

“Reduced Percentage” has the meaning set out in Section 5(e) of this Agreement.

“Reference Date” means February 8, 2019.

“Refined Gold” means marketable metal bearing material in the form of gold that is refined to standards meeting or exceeding commercial standards for the sale of refined gold.

“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

“Relevant Jurisdictions” has the meaning set out in Section 4(b)(ix) of this Agreement.

“Remaining Payment” has the meaning set out in Section 4(c) of this Agreement.

“Remaining Payment Reference Date” means the date that is 30 months after the date on which the Remaining Payment is made.

“Reserve Statement” means a statement prepared by RCC or its Affiliates, setting out the number of tons of ore and metal grades of Reserves and Resources as updated by RCC in accordance with this Agreement from time to time.

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101.

“Resources” means indicated, inferred and measured resources as defined and incorporated under NI 43-101.

“Restricted Person” means any person that:

(i)	is named, identified, described in or on or included in or on any of:

(1)

the lists issued under Canadian economic sanctions and terrorism financing legislation, including the Special Economic Measures Act, the United Nations Act, the Freezing Assets of Corrupt Foreign Officials Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), and the Criminal Code, and any regulations promulgated under the foregoing;

(2)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(5)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(6)

any publicly available lists maintained under applicable laws of Canada, the United States, the United Kingdom, the European Union or Switzerland relating to anti- terrorism or anti-money laundering matters;

(ii)	is subject to trade restrictions under any applicable laws, including:

(1)

the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), and the Criminal Code (Canada);

(2)	the International Emergency Economic Powers Act, 50 U.S.C.; and

(3)

the Trading with the Enemy Act, 50 U.S.C. App. 1.1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107 56; or

(iii)	is a person or entity who is an Affiliate of a person or entity listed above.

“Security Documents” means the Barbados Security Agreements, the Guarantees, the Guarantor Security Agreements, the RCC Guarantee, the RCC Security Agreements and the Assignment, Subordination and Postponement of Claims.

“Silver Fixed Price” means $3.90 per ounce, subject to increase on the third anniversary of the date on which Completion is achieved and annually thereafter by one percent annually (compounded).

“Silver Market Price” means the per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association on the trading day immediately prior to the date of credit of Refined Silver by Hudbay Barbados to the metal account of Wheaton International; provided that if for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Silver Market Price shall be determined by reference to the price of silver on another commercial exchange mutually acceptable to Wheaton International and Hudbay Barbados.

“Silver Purchase Price” has the meaning set out in Section 7(k) of this Agreement.

“Tax” or “Taxes” means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax installment payments or other additions that may become payable in respect thereof, imposed by any U.S. federal, state or local government, or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including any U.S. federal and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing; provided that for greater certainty, such definition shall not include any Taxes imposed or exigible by any authority not within the U.S.

“Term” has the meaning set out in Section 9(b) of this Agreement.

“Termination Notice” has the meaning set out in Section 9(b) of this Agreement.

“Time of Delivery” has the meaning set out in Section 7(e) of this Agreement.

“Total Project Cost” means, as of any date, the Paid-In Project Cost incurred as of such date, plus all remaining costs that are capitalized and that are reasonably expected to be incurred (based on reasonable assumptions and best available information) by RCC or any of its Affiliates from and after the later of: (i) such date; and (ii) the Approval Date, to complete construction of the Project in accordance with the Development Plan, minus the amount of any financing that is accounted for as of such date by RCC as an equipment financing, capital lease or purchase money security interest; provided that the Total Project Cost shall not be less than the amount publicly announced by Hudbay as being the capital expenditure required to build and construct the Project, less any such financing. As of the Reference Date, the Total Project Cost is $1,921,000,000.

“Trading Day” means a day on which the U.S. Exchanges are open for trading.

“Transfer” means to directly or indirectly, sell, assign, convey, lend, option, swap, transfer or otherwise dispose of a legal, beneficial or economic interest, or enter into an agreement to do any of the foregoing.

“U.S. Exchanges” means the New York Stock Exchange, FINRA Alternative Display Facility, NYSE Arca, NASDAQ InterMarket, Cboe BZX Exchange, Cboe BYX Exchange and any other exchanges in the United States where Wheaton Shares are traded.

“VWAP Price” means the volume weighted average trading price of the Wheaton Shares on the U.S. Exchanges for the applicable VWAP Period, as computed and reported by Bloomberg, rounded to the nearest four decimal places, provided that only trades on such Trading Day meeting the following criteria will be included in the calculation: (i) all trades of less than 10,000 Wheaton Shares on any of the U.S. Exchanges; and (ii) all trades occurring during the period from 9:35:00 a.m. (Toronto time) through and until 3:55:00 p.m. (Toronto time) on each U.S. Exchange, subject to adjustment in the event such VWAP Price is less than the lowest price permitted by the policies of the Toronto Stock Exchange and in which case the VWAP Price shall be the lowest price permitted by the Toronto Stock Exchange.

“VWAP Period” means the period of not less than 5 and not more than 35 Trading Days as determined by Hudbay Barbados pursuant to Section 4(b) or Section 4(c), as applicable, starting on the Trading Day immediately after the date on which Wheaton International confirms in writing its election to pay the Initial Payment or Remaining Payment in Wheaton Shares in accordance with Section 4(b) or Section 4(c), as applicable.

“Wheaton Guarantee Release Date” means the date on which Wheaton International has paid the full amount of the Deposit to Hudbay Barbados in accordance with Section 4 of this Agreement.

“Wheaton International Guaranteed Obligations” has the meaning set out in Section 21(f)(i) of this Agreement.

“Wheaton International Interest” has the meaning set out in Section 17(c) of this Agreement.

“Wheaton International Offer” has the meaning set out in Section 17(c) of this Agreement.

“Wheaton International Security” means the charges and security interests granted in favour of Wheaton International pursuant to the Security Documents.

“Wheaton Shares” means common shares in the capital of Wheaton.

2.	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to a “Section” or “Schedule” followed by a number or letter refer to the specified Section of or Schedule to this Agreement.

(c)	Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders..

(f)

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(g)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(h)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Mining Properties
Schedule B	-	Permits
Schedule C	-	Intercreditor Principles
Schedule D	-	Capacity Related Refund Calculation
Schedule E	-	Dispute Resolution Procedures
Schedule F	-	Map of Mining Properties
Schedule G	-	Hudbay Corporate Structure and Organization Chart
Schedule H	-	Outstanding Litigation

(i)

The Parties confirm that all prior actions taken by them pursuant to the Original Agreement are effective as if taken under, and are subject to, this Agreement. Each reference herein, or in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, “hereby” or words of like import shall mean and be a reference to the Original Agreement as amended and restated hereby, and each reference to the Original Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Original Agreement shall mean and be a reference to the Original Agreement, as amended and restated hereby. This Agreement will not discharge, result in a waiver of, or constitute a novation of any obligation, covenant or agreement contained in the Original Agreement or in any agreements, certificates and other documents executed and delivered by or on behalf of any of the Parties or others in respect thereof or in connection therewith, which shall remain in full force and effect except to the extent modified by this Agreement.

3.	Purchase and Sale of Refined Gold and Refined Silver

(a)

Subject to and in accordance with the terms of this Agreement, from and after the Effective Date, Hudbay Barbados hereby agrees to sell and deliver to Wheaton International, and Wheaton International hereby agrees to purchase from Hudbay Barbados:

(i)	an amount of Refined Gold equal to the Payable Gold, free and clear of all Encumbrances; and

(ii)	an amount of Refined Silver equal to the Payable Silver, free and clear of all Encumbrances.

(b)	For greater certainty, Payable Silver and Payable Gold shall not be reduced for, and Wheaton International shall not be responsible for, any Offtaker Charges.

(c)

Hudbay Barbados shall not sell or deliver to Wheaton International Refined Gold or Refined Silver that physically resulted from gold and silver mined, produced, extracted or otherwise recovered from the Mining Properties. Hudbay Barbados’ obligation to sell and deliver Refined Gold and Refined Silver under this Agreement shall be solely to sell and deliver Refined Gold and Refined Silver in an amount equal to the Payable Gold and the Payable Silver, respectively, in a manner consistent with the terms of this Agreement.

(d)

Hudbay Barbados shall not sell to Wheaton International at any time during the term of this Agreement any Refined Gold or Refined Silver that has been directly or indirectly purchased on a commodities exchange.

4.	Deposit

(a)

Subject to the terms and conditions of this Agreement, Wheaton International shall pay to Hudbay Barbados a deposit in cash or Wheaton Shares, at the sole election of Wheaton International, against the Silver Purchase Price and Gold Purchase Price of $230,000,000 (the “Deposit”), payable in accordance with Sections 4(b) and (c). In the event Wheaton International elects to pay the Initial Payment and/or the Remaining Payment by the issuance and delivery of Wheaton Shares, the following provisions shall apply:

(i)	The number of Wheaton Shares to be issued and delivered pursuant to Section 4(b) shall be calculated as follows:

Initial Payment / VWAP Price = Wheaton Shares to be issued

, rounded to the nearest whole number.

(ii)	The number of Wheaton Shares to be issued and delivered pursuant to Section 4(c) shall be calculated as follows:

Remaining Payment / VWAP Price = Wheaton Shares to be issued

, rounded to the nearest whole number.

(iii)	On the date of issuance of any Wheaton Shares in satisfaction of the Deposit, such Wheaton Shares shall be:

(1)	issued as fully paid, non-assessable common shares in the capital of Wheaton, free and clear of all Encumbrances;

(2)

issued pursuant to an exemption from the prospectus requirements of the Securities Act (Ontario) such that Hudbay Barbados may rely on section 2.5 of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators at the time of resale, in which case the Wheaton Shares will be issued with the following restricted legend: "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DATE OF THE INITIAL PAYMENT/REMAINING PAYMENT]; and

(3)	listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange commencing on the applicable issuance date.

(iv)

Prior to the issuance of any Wheaton Shares, Wheaton shall receive conditional acceptance of the Toronto Stock and the approval of listing on the New York Stock Exchange in order to complete the issuance of such Wheaton Shares;

(v)

Following execution of this Agreement and until each Hudbay Entity and each of their respective Affiliates has no further economic interest in any of the Wheaton Shares issued to Hudbay Barbados pursuant to this Agreement, Hudbay Barbados agrees that it will not, and will cause each Hudbay Entity and each of their respective Affiliates to not, in a single day Transfer such number of Wheaton Shares that is greater than 10% of the average combined Toronto Stock and the New York Stock Exchange daily average volume for the previous 60 Trading Days prior to the first day of the most recent VWAP Period.

(b)

Hudbay Barbados shall provide written notice to Wheaton International when it requires the initial $50,000,000 of the Deposit (the “Initial Payment”). Such written notice shall specify the length of the VWAP Period elected by Hudbay Barbados that will apply in the event Wheaton International elects to pay the Initial Payment in Wheaton Shares. Following receipt of the written notice from Hudbay Barbados, Wheaton International shall have five Business Days to elect whether to pay the Initial Payment in cash or Wheaton Shares by providing written notice to Hudbay Barbados. If Wheaton International elects: (A) to pay the Initial Payment in cash, Wheaton International shall pay the Initial Payment on the date which is 10 Business Days following its election to pay the Initial Payment in cash (or such later date as the Parties may reasonably agree to); or (B) to pay the Initial Payment in Wheaton Shares, Wheaton International shall pay the Initial Payment on the date which is 10 Business Days following the last day of the VWAP Period (or such later date as the Parties may reasonably agree to); in each case, provided that the following conditions have been satisfied or waived at the sole discretion of Wheaton International, acting reasonably:

(i)	Wheaton International shall have received and be reasonably satisfied with the Development Plan, the Base Case Model and the Reserve Statement;

(ii)	Wheaton International shall have received certified copies, and be satisfied, acting reasonably, with the form and substance of the Mineral Offtake Agreements;

(iii)

Hudbay Barbados shall have provided evidence satisfactory to Wheaton International, acting reasonably, that all permits, licenses, certificates, registrations and authorizations necessary to achieve Completion and thereafter operate the Project in accordance with the Development Plan have either: (A) been issued to RCC and continue to be in place to the extent such permits are reasonably considered necessary or appropriate to have been issued given the current stage of development and construction of the Project, including the permits, licences, certificates, registrations and authorizations listed in Schedule “B” attached hereto; or (B) are expected to be obtained in the ordinary course of business by the time they are necessary;

(iv)

Wheaton International shall have received a (A) certificate of a senior officer of Hudbay, in form and substance satisfactory to Wheaton International, acting reasonably, certifying resolutions of the board of directors of Hudbay and RCC authorizing and approving the commencement of construction of the Project in accordance with the Development Plan; and (B) a copy of the public announcement by Hudbay of the commencement of construction of the Project;

(v)

the EPC/EPCM Contract has been executed (which EPC/EPCM Contract Hudbay reasonably expects to be the primary contract by which Hudbay expects to be able to complete construction of the Project in accordance with the Development Plan and achieve Completion) and detailed engineering, development and construction work on the Project has commenced;

(vi)

the development and construction of the Project shall have commenced in accordance with the Development Plan (recognizing that it shall not be necessary for earth works to have commenced for this condition to have been satisfied) and shall not (whether by way of injunction, revocations or modifications of any permits, licenses, certificates, registrations, authorizations or otherwise) be:

(1)	suspended, ceased or impeded in any material respect; or

(2)	suspended, ceased, impeded or otherwise delayed such that there is no reasonable prospect that Completion will be achieved by the Outside Completion Date;

(vii)

Hudbay Barbados shall have provided evidence satisfactory to Wheaton International, acting reasonably, that Hudbay and its Affiliates have sufficient sources of capital (including the Deposit and expected internal cash flow, based on reasonably conservative mine plan and metal price assumptions not greater than the greater of: (A) the spot price; and (B) the trailing twelve month average price of the applicable metal), to achieve Completion by the Outside Completion Date;

(viii)

to the extent that Project Financing is part of the funds required or expected to be required for the development and construction of the Project in accordance with the Development Plan and to achieve Completion, Hudbay Barbados shall have provided evidence satisfactory to Wheaton International, acting reasonably, that such Project Financing has not been suspended, revoked or terminated by the Project Lenders and is reasonably expected to be available for use, or has been replaced with an alternative cash flow or financing arrangement that is reasonably expected to be available for use if, as and when intended;

(ix)

the Hudbay Entities shall have executed and delivered the Security Documents in accordance with Section 18 and made, or arranged for, all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”), and shall have done all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Wheaton International Security;

(x)

Wheaton International shall have received a certificate of a director or senior officer of each Hudbay Entity, in form and substance satisfactory to Wheaton International, acting reasonably, as to the constating documents of each Hudbay Entity, the resolutions of the board of directors or other comparable authority of each Hudbay Entity authorizing the execution, delivery and performance of this Agreement and the Security Documents to which it is a party and the transactions contemplated hereby and thereby, the names, positions and true signatures of the persons authorized to sign this Agreement and the Security Documents to which it is a party, and such other matters pertaining to the transactions contemplated hereby as Wheaton International may reasonably require;

(xi)

Wheaton International shall have received a certificate of good standing, certificate of status or other like certificate issued by the relevant governmental authority in respect of each Hudbay Entity;

(xii)

Wheaton International shall have received favourable opinions, in form and substance satisfactory to Wheaton International, acting reasonably, from legal counsel to the Hudbay Entities as to, among other things: (1) the legal status of the Hudbay Entities; (2) the authority of the Hudbay Entities to execute and deliver this Agreement and the Security Documents to which they are a party; (3) the execution and delivery of this Agreement and the Security Documents to which they are a party and the enforceability thereof against the Hudbay Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Wheaton International Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Wheaton International Security;

(xiii)

Hudbay Barbados shall have delivered to Wheaton International title insurance addressed to Wheaton International with respect to the fee properties and patented mining claims that are included in the Mining Properties, insuring that RCC is the registered or recorded owner of a 100% legal right, title and interest in and to its respective patented and fee properties that are included in the Mining Properties, free and clear of all Encumbrances, other than the Permitted Encumbrances;

(xiv)

Hudbay Barbados shall have delivered to Wheaton International an officer’s certificate of a senior officer of Hudbay Barbados attaching a copy of a printout from the Bureau of Land Management, current within 90 days before the date of payment of the Initial Payment, identifying RCC as the registered or recorded holder of a 100% legal right, title and interest in and to all of the unpatented mining claims that are included in the Mining Properties, and showing that all assessments have been paid in respect thereof; provided that, if such a printout is not generally provided by the Bureau of Land Management, then Wheaton International shall act reasonably in accepting such other evidence to demonstrate that RCC is the registered or recorded holder of a 100% legal right, title and interest in and to such unpatented mining claims and that all assessments have been paid in respect thereof. Hudbay Barbados shall also have delivered to Wheaton International any other title opinions, title insurance or other documentation or support that any Project Lender is entitled to receive under any Project Financing document at any point with respect to the Mining Properties, in each case addressed to Wheaton International; and

(xv)

as of the date on which the Initial Payment is paid, (A) all of the representations and warranties made by Hudbay Barbados and Hudbay pursuant to this Agreement shall be true and correct in all material respects on and as of such dates; and (B) none of the Hudbay Entities shall be in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Security Document to which they are a party.

If the conditions set forth in this Section 4(b) have not been satisfied on or before February 8, 2021, then Wheaton International shall have the right to terminate this Agreement upon written notice to Hudbay Barbados without any liability; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination. Each of the conditions set forth in this Section 4(b) is for the exclusive benefit of Wheaton International and may only be waived by it in its sole discretion. Hudbay and Hudbay Barbados shall use all reasonable commercial efforts and take all reasonable action to satisfy and fulfill all the conditions set forth in Section 4(b) as promptly as reasonably practicable.

(c)

Commencing on the later of: (A) the date on which the Initial Payment has been paid; and (B) the date that the Paid-In Project Cost exceeds $98,000,000 as evidenced in the certificate required pursuant to Section 6(a); Hudbay Barbados shall have the right to provide written notice to Wheaton International when it requires the remainder of the Deposit (the “Remaining Payment”). Such written notice shall specify the length of the VWAP Period elected by Hudbay Barbados that will apply in the event Wheaton International elects to pay the Remaining Payment in Wheaton Shares. Following receipt of the written notice from Hudbay Barbados, Wheaton International shall have five Business Days to elect whether to pay the Remaining Payment in cash or Wheaton Shares by providing written notice to Hudbay Barbados. If Wheaton International elects: (A) to pay the Remaining Payment in cash, Wheaton International shall pay the Remaining Payment on the date which is 10 Business Days following its election to pay the Remaining Payment in cash (or such later date as the Parties may reasonably agree to); or (B) to pay the Remaining Payment in Wheaton Shares, Wheaton International shall pay the Remaining Payment on the date which is 10 Business Days following the last day of the VWAP Period (or such later date as the Parties may reasonably agree to); in each case, provided that the following conditions, have been satisfied or waived at the sole discretion of Wheaton, acting reasonably:

(i)

Hudbay Barbados shall have provided evidence satisfactory to Wheaton International, acting reasonably, that all necessary permits, licenses, certificates, registrations and authorizations to achieve Completion and thereafter operate the Project in accordance with the Development Plan have either (A) been issued to RCC and continue to be in place, to the extent such permits are reasonably considered necessary or appropriate given the current stage of development and construction of the Project; or (B) are expected to be obtained in the ordinary course of business by the time they are necessary;

(ii)

the development and construction of the Project is continuing as of such date or has been completed, in either case in accordance with the Development Plan and no Delay Condition shall have occurred and be continuing (and for the purposes of considering if a Delay Condition shall have occurred, section (i) of the definition of “Delay Condition” shall be considered without reference to a continuous period of five days or more);

(iii)

to the extent that Project Financing is part of the funds required or expected to be required for the development and construction of the Project in accordance with the Development Plan and to achieve Completion, Hudbay Barbados shall have provided evidence satisfactory to Wheaton International, acting reasonably, that such Project Financing has not been suspended, revoked or terminated by the Project Lenders and is reasonably expected to be available for use, or has been replaced with an alternative cash flow or financing arrangement that is reasonably expected to be available for use if, as and when intended; and

(iv)

as of the date on which the Remaining Payment is paid, (A) all of the representations and warranties made by Hudbay Barbados and Hudbay pursuant to this Agreement shall be true and correct in all material respects on and as of such dates; and (B) none of the Hudbay Entities shall be in breach or default (or an event which with notice or lapse of time or both would become a default) under this Agreement or any Security Document to which they are a party.

If the conditions set forth in this Section 4(c) have not been satisfied on or before the Outside Completion Date, then Wheaton International shall have the right to terminate this Agreement upon written notice to Hudbay Barbados without any liability and Hudbay Barbados shall immediately return the Initial Payment to Wheaton; provided that each Party shall continue to be liable for any breach of this Agreement that occurred prior to such termination. Each of the conditions set forth in this Section 4(c) is for the exclusive benefit of Wheaton International and may only be waived by it in its sole discretion. Hudbay and Hudbay Barbados shall use all reasonable commercial efforts and take all reasonable action to satisfy and fulfill all the conditions set forth in Section 4(c) as promptly as reasonably practicable.

(d)

If Wheaton International fails to advance any portion of the Deposit when required in accordance with Sections 4(b) and (c) within 90 days of receipt of written notice from Hudbay Barbados notifying Wheaton International of such default and such default is continuing, then the term “Deposit” shall thereafter refer to the amount actually advanced and Hudbay Barbados shall have the right, upon written notice to Wheaton International, at its option, to either: (i) amend the reference to 92.5% in the definitions of Payable Gold and Payable Silver and in Section 7(b) to be equal to 92.5% multiplied by a fraction, the numerator of which is the amount of the Deposit advanced, and the denominator of which is $306,666,667; or (ii) terminate this Agreement, provided that if any portion of the Deposit has been previously advanced by Wheaton International to Hudbay Barbados, such portion of the Deposit shall be repaid by Hudbay Barbados to Wheaton International and payable, without interest, no later than 12 months after the date of such election, such amount owing remaining guaranteed by Hudbay, RCC and the Hudbay Guarantors and secured by the Guarantor Security Agreements.

(e)

If a Delay Condition has previously occurred and is continuing during any calendar month after the payment of the Initial Payment but prior to the Remaining Payment Reference Date, then, in addition to the obligation to sell and deliver Refined Gold and Refined Silver in accordance with this Agreement and any other obligations of Hudbay and Hudbay Barbados pursuant to this Agreement, Hudbay Barbados shall sell and deliver to Wheaton International Refined Silver within five Business Days of the end of such calendar month, in an amount equal to the greater of:

(1)	nil; and

(2)	the amount resulting from 125,000 ounces multiplied by the result of:

(I)	the amount of the Deposit advanced by Wheaton International, divided by $230,000,000 minus

(II)	the Paid-In Project Cost as of such date divided by the Total Project Cost as of such date minus

(III)	from and after the Initial Payment Reference Date, 0.21736.

Any Refined Silver required to be sold and delivered pursuant to this Section 4(e) will be prorated to take into account the applicable portion of the calendar month in which the Delay Condition was effective. For certainty, Wheaton International shall pay to Hudbay Barbados a purchase price for each ounce of Refined Silver so delivered in accordance with Section 7(k).

(f)

The obligations of Hudbay Barbados under this Agreement, including Sections 3 and 7, and the obligations of Wheaton International under this Agreement other than those set forth in Sections 4(b) and 4(c) shall continue in full force and effect despite any of the conditions set forth in Sections 4(b) and 4(c) not having been satisfied by Hudbay or Hudbay Barbados or waived by Wheaton International and despite any portion of the Deposit not having been paid by Wheaton International as a result of such non-satisfaction or non-waiver; provided, however, that any portion of the Deposit that has not been advanced will become due and payable in full within 30 days of Completion being achieved in accordance with Section 5. Each of the conditions set forth in Sections 4(b) and 4(c) is for the exclusive benefit of Wheaton International and may only be waived by it in its sole discretion.

5.	Completion Guarantee

(a)	Hudbay and Hudbay Barbados shall cause the Project to be constructed in accordance with the Development Plan, as permitted to be amended in accordance with this Section 5(a). Hudbay Barbados shall promptly notify Wheaton International in writing of any proposed material departure from or proposed material change to the Development Plan, Feasibility Study or Base Case Model and shall not make any amendments or changes to the Development Plan, Feasibility Study and/or Base Case Model in such a way that: (i) decreases the Designed Feed Rate or adversely modifies processing methods, without the prior written consent of Wheaton International such consent not to be unreasonably withheld or delayed; (ii) reduces or delays the reasonably expected gold or silver production from the Project in any significant way; or (iii) limits, restricts or impairs the ability of Hudbay Barbados to perform its obligations under this Agreement.

(b)	Hudbay and Hudbay Barbados shall cause RCC to perform and complete a Completion Test as and when determined by them. Within ten Business Days of achieving Completion, Hudbay shall deliver or cause to be delivered to Wheaton International a certificate signed by a director or senior officer of each of Hudbay and Hudbay Barbados (“Completion Certificate”) certifying: (i) that Completion has occurred; and (ii) copies of documentation supporting such determination. Completion will be deemed to have occurred on the date of the Completion Certificate unless Wheaton International delivers to Hudbay and Hudbay Barbados within 90 days of its receipt of the Completion Certificate a written notice that it has reasonable grounds for believing Completion has not been achieved, in which case the matter shall be determined in accordance with the provisions of Section 19(c).

(c)	If Completion has not been achieved on or prior to the Initial Payment Reference Date, for any reason other than as a result of a default by Wheaton International hereunder, then, in addition to the obligation to sell and deliver Refined Gold and Refined Silver in accordance with this Agreement, Hudbay Barbados shall sell and deliver to Wheaton International additional Refined Silver within five Business Days of the end of each calendar month thereafter until the earlier of: (i) the end of the calendar month during which Completion is achieved, and (ii) the date on which the Capacity Related Refund is paid by Hudbay Barbados to Wheaton International pursuant to Section 5(e), in an amount equal to the greater of:

(i)	nil; and

(ii)	the amount resulting from 27,170 ounces multiplied by the difference equal to:

(1)	one minus

(2)

the quotient equal to the total short tons of ore from the Mining Properties processed through the Mineral Processing Facility in such calendar month (the “Reduced Capacity”) divided by the result of the Designed Feed Rate multiplied by the number of days in such calendar month.

For certainty, Wheaton International shall pay to Hudbay Barbados a purchase price for each ounce of Refined Silver so delivered in accordance with Section 7(k).

Hudbay Barbados shall deliver or cause to be delivered to Wheaton International within five (5) Business Days of the end of each such calendar month a certificate signed by a director or senior officer of Hudbay Barbados certifying the Reduced Capacity for each such calendar month and copies of any documentation supporting such determination.

(d)

If Completion has not been achieved on or prior to the Remaining Payment Reference Date, for any reason other than as a result of a default by Wheaton International hereunder, then, in addition to the obligation to sell and deliver Refined Gold and Refined Silver in accordance with this Agreement (including in accordance with Section 5(c)), Hudbay Barbados shall sell and deliver to Wheaton International additional Refined Silver within five Business Days of the end of each calendar month thereafter until the earlier of: (i) the end of the calendar month during which Completion is achieved, and (ii) the date on which the Capacity Related Refund is paid by Hudbay Barbados to Wheaton International pursuant to Section 5(e), in an amount equal to the greater of:

(i)	nil; and

(ii)	the amount resulting from 97,830 ounces multiplied by the difference equal to:

(1)	one minus

(2)	the quotient equal to the Reduced Capacity divided by the result of the Designed Feed Rate multiplied by the number of days in such calendar month.

For certainty, Wheaton International shall pay to Hudbay Barbados a purchase price for each ounce of Refined Silver so delivered in accordance with Section 7(k).

Hudbay Barbados shall deliver or cause to be delivered to Wheaton International within five (5) Business Days of the end of each such calendar month a certificate signed by a director or senior officer of Hudbay Barbados certifying the Reduced Capacity for each such calendar month and copies of any documentation supporting such determination.

(e)

If Completion has not been achieved on or prior to the Outside Completion Date for any reason other than as a result of a default by Wheaton International hereunder, Hudbay Barbados shall refund to Wheaton International within 90 days of the Outside Completion Date an amount (the “Capacity Related Refund”) equal to [Redacted – commercially sensitive information]. Notwithstanding the payment of the Capacity Related Refund, the obligations of the Parties under this Agreement, including Hudbay Barbados’ obligations under Sections 3(a) and 7(a) shall continue. Attached as Schedule “D” of this Agreement is a hypothetical working example of how the Capacity Related Refund is to be calculated.

(f)	If Completion is achieved within two years of the Outside Completion Date, then, at the option of Wheaton International:

(i)	Wheaton International shall refund 75% of the Capacity Related Refund to Hudbay Barbados within 60 days of the date on which Completion is achieved; or

(ii)

Wheaton International shall not refund the Capacity Related Refund to Hudbay Barbados, in which case the definition of Payable Silver and Payable Gold shall be amended from referring to “92.5%” to a percentage equal to the lesser of: (A) 92.5% and (B) the percentage calculated by multiplying 92.5% by the difference between 100% and 75% of the Reduced Percentage.

(g)

Hudbay and Hudbay Barbados shall cause RCC to permit Wheaton International and its authorized representatives and agents to perform audits or other reviews and examinations of its books and records relevant to the determination of the Reduced Percentage, the Capacity Related Refund and whether Completion has been achieved, at such reasonable times as Wheaton International may request upon reasonable notice. Wheaton International shall diligently complete any audit or other examination permitted hereunder. Upon request, Hudbay and Hudbay Barbados shall promptly provide Wheaton International with, or cause to be provided to Wheaton International, copies of all test results, reports, completion certificates, weight and moisture results, production reports, assay results and other documents associated with the determination of the Reduced Percentage, the Capacity Related Refund and whether Completion has been achieved.

6.	Reporting Requirements

(a)

Following the date that the written notice is provided from Hudbay Barbados to Wheaton International indicating when it requires the Initial Payment pursuant to Section 4(b) and until Completion, Hudbay and Hudbay Barbados shall deliver a written report to Wheaton International, in form and substance satisfactory to Wheaton International, acting reasonably, on or before the twentieth day of each month:

(i)	providing an update on the construction and development of the Project;

(ii)

providing an update on the status of any claim, action, suit or other legal proceeding (including any appeals) instituted by any person relating to or arising from the issuance of any permit, license, certificate, registration or authorization;

(iii)

confirming whether any permit, license, certificate, registration or authorization previously issued or obtained in connection the Project has been revoked, suspended or modified in any material respect;

(iv)

outlining actual costs incurred but not yet paid, costs incurred and paid, the then Paid-In Project Cost and an estimate of costs still to be incurred, compared to the Base Case Model, and the amount of the Contribution and the Deposit that have not been spent or remain available to be drawn down;

(v)

confirming whether Hudbay continues to believe, acting reasonably, that Hudbay and its Affiliates have sufficient sources of capital (including expected internal cash flow, based on reasonably conservative metal price assumptions, and including the Deposit), to achieve Completion by the Outside Completion Date, and providing reasonable details and evidence thereof (including a financing plan for any remaining Paid-In Project Costs expected to be incurred); and

(vi)	confirming that no Delay Condition has occurred, or if a Delay Condition has occurred, confirming the status of such Delay Condition.

(b)

Following the date the Initial Payment is paid by Wheaton International to Hudbay Barbados pursuant to Section 4(b) and until Completion, Hudbay Barbados shall promptly notify Wheaton International in writing:

(i)	once the Paid-In Project Costs exceed $98,000,000; and

(ii)	if a Delay Condition occurs (including providing reasonable detail of such Delay Condition).

(c)

From and after the first calendar month during which gold or silver is mined, produced, extracted or otherwise recovered from the Mining Properties, Hudbay Barbados shall deliver to Wheaton International a Monthly Report on or before the 15th day after the last day of each calendar month.

(d)

Promptly after the life of mine plan for the Project is presented to the board of directors of Hudbay, RCC or, if applicable, the board of directors of such entity’s parent company, and in any event at least once every 12 months, and promptly whenever an update to any such life of mine plan is adopted by management of Hudbay or any of its Affiliates, Hudbay Barbados shall provide to Wheaton International:

(i)	a copy of the life of mine plan, which, for greater certainty shall include development and production schedules for both mined and processed material;

(ii)	a copy of the annual budget forecast for the Project, including:

(1)	types, tonnages and metal grades of ore to be mined;

(2)

with respect to the Mineral Processing Facility: the types and tonnages of product to be produced, including the expected respective metal recoveries and grades of Minerals (including gold based on an estimate in concentrate only); and

(3)	the produced amounts of each metal and the Payable Gold and Payable Silver expected on a month by month basis for the annual budget forecast and on a year by year basis for the life of mine plan;

(iii)

to the extent not already referenced in the life of mine plan referred to in paragraph (i) above, a list of assumptions used for short term and long term planning purposes in developing the forecast referred to in Section 6(d)(i), including mine recovery, external dilution, exchange rates and all metal prices;

(iv)	a statement setting out the actual tonnages and gold and silver grade of ore stockpiled as of the start of the period (annual only) covered by the life of mine plan for the Project; and

(v)

a statement setting out the gold and silver Reserves and Resources, if any, for the Project and the assumptions used, including cut-off grade calculations with corresponding onsite and offsite operating cash costs, metal prices and metal recoveries.

7.	Delivery and Payment

(a)

Subject to Section 7(b), within five Business Days of each Offtaker Payment, Hudbay Barbados shall sell and deliver to Wheaton International Refined Gold and Refined Silver in an amount equal to the Payable Gold and Payable Silver, respectively, in the Offtaker Delivery to which such Offtaker Payment relates.

(b)	In the event an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)

Hudbay Barbados shall sell and deliver to Wheaton International, within five Business Days of such provisional Offtaker Payment, Refined Gold and Refined Silver in an amount equal to: (1) the total amount of payment or other consideration received by RCC or any Affiliate in respect of Minerals contained in such Offtaker Delivery divided by the total value of the Minerals determined on a provisional basis (determined in accordance with the applicable Mineral Offtake Agreement and after any Offtaker Charges other than deductions on account of the Offtaker Payment being made on a provisional basis) contained in such Offtaker Delivery; multiplied by (2) 92.5% of the Produced Gold and Produced Silver contained in such Offtaker Delivery; as supported by the documentation provided pursuant to Section 7(i) and in the applicable Monthly Report; and

(ii)

within five Business Days of the date of final settlement of the Offtaker Delivery with the Offtaker, Hudbay Barbados shall sell and deliver to Wheaton International Refined Gold and Refined Silver in an amount equal to the amount, if any, by which Payable Gold and the Payable Silver, respectively, determined pursuant to the final settlement, exceeds the Refined Gold and the Refined Silver previously delivered to Wheaton International in respect of such Offtaker Delivery pursuant to Section 7(b)(i), as supported by the documentation provided pursuant to Section 7(i) and the applicable Monthly Report. If such difference is negative, then Hudbay Barbados shall be entitled to set off and deduct such excess amount of Refined Gold and/or Refined Silver from the next required deliveries by Hudbay Barbados under this Agreement until it has been fully offset against deliveries to Wheaton International of Refined Gold and/or Refined Silver pursuant to this Section 7(a).

(c)

Hudbay Barbados shall sell and deliver to Wheaton International all Refined Gold and Refined Silver to be sold and delivered under this Agreement by way of credit to a metal account or accounts of Wheaton International with a bank located in London, England, or such other location designated by Wheaton International from time to time and agreed to by Hudbay Barbados acting reasonably (the “Place of Delivery”).

(d)	Hudbay Barbados shall notify Wheaton International in writing at least one Business Day before any delivery and credit to the account of Wheaton International of:

(i)	the number of ounces of Refined Gold and Refined Silver to be delivered and credited; and

(ii)	the estimated date and time of delivery and credit.

(e)

Delivery of Refined Gold and Refined Silver to Wheaton International shall be deemed to have been made at the time Refined Gold or Refined Silver is credited to the designated metal account of Wheaton International (the “Time of Delivery”).

(f)	Title to, and risk of loss of, Refined Gold and Refined Silver shall pass from Hudbay Barbados to Wheaton International at the Time of Delivery.

(g)	Hudbay Barbados represents, warrants and covenants that, at each Time of Delivery:

(i)	it will be the legal and beneficial owner of the Refined Gold and Refined Silver delivered and credited to the designated metal account of Wheaton International,

(ii)	it will have good, valid and marketable title to such Refined Gold and Refined Silver, and

(iii)	such Refined Gold and Refined Silver, will be free and clear of all Encumbrances.

(h)	All costs and expenses pertaining to the delivery and credit of Refined Gold and Refined Silver to the Place of Delivery shall be borne by Hudbay Barbados.

(i)	At the Time of Delivery, Hudbay Barbados shall deliver to Wheaton an invoice setting out:

(i)	the number of ounces of Refined Gold and Refined Silver so credited; and

(ii)	the Gold Purchase Price for such Refined Gold and the Silver Purchase Price for such Refined Silver.

(j)

Wheaton International shall pay to Hudbay Barbados a purchase price for each ounce of Refined Gold sold and delivered by Hudbay Barbados to Wheaton International under this Agreement (the “Gold Purchase Price”) equal to:

(i)

prior to the Deposit Reduction Date, the Gold Market Price payable in cash; provided that, if the Gold Market Price is greater than the Gold Fixed Price, then an amount equal to the Gold Fixed Price shall be payable to Hudbay Barbados in cash for each ounce of Refined Gold sold and delivered by Hudbay Barbados to Wheaton International under this Agreement, and the amount equal to the difference between the Gold Market Price and the Gold Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(ii)	from and after the Deposit Reduction Date, the lesser of the Gold Fixed Price and the Gold Market Price, payable in cash.

(k)

Wheaton International shall pay to Hudbay Barbados a purchase price for each ounce of Refined Silver sold and delivered by Hudbay Barbados to Wheaton under this Agreement (the “Silver Purchase Price”) equal to:

(i)	prior to the Deposit Reduction Date,

(1)

for any sale and delivery of Refined Silver pursuant to Sections 3(a), 7(a) or 7(b), the Silver Market Price payable in cash; provided that, if the Silver Market Price is greater than the Silver Fixed Price, then an amount equal to the Silver Fixed Price will be payable to Hudbay Barbados in cash for each ounce of Refined Silver sold and delivered by Hudbay Barbados to Wheaton International under this Agreement, and the amount equal to the difference between the Silver Market Price and the Silver Fixed Price shall be payable by crediting such amount against the Deposit in order to reduce the uncredited balance of the Deposit until the uncredited balance of the Deposit has been credited and reduced to nil; and

(2)	for any sale and delivery of any other Refined Silver, the lesser of the Silver Fixed Price and the Silver Market Price, payable in cash; and

(ii)	from and after the Deposit Reduction Date, the lesser of the Silver Fixed Price and the Silver Market Price, payable in cash.

(l)	Payment by Wheaton International for each delivery of Refined Gold and/or Refined Silver shall be made promptly and in any event not later than five Business Days after:

(i)	credit of Refined Gold or Refined Silver in the designated metal account of Wheaton International; and

(ii)	receipt of the invoice referred in Section 7(i).

(m)

Notwithstanding anything to the contrary contained in this Agreement, in the event of any total or partial loss of a shipment of any Minerals to an Offtaker prior to the transfer of risk of loss of any such shipment to an Offtaker, then Hudbay Barbados shall be required to sell and deliver to Wheaton International:

(i)	an amount of Refined Gold equal to the greater of:

(1)	the Payable Gold contained in Hudbay Barbados’ provisional invoice to the Offtaker in respect of such shipment;

(2)	the amount of gold for which Hudbay Barbados receives final payment from the Offtaker in respect of such shipment; or

(3)

92.5% of the amount of the insurance payment received by RCC or any of its Affiliates in respect of the Produced Gold contained in such shipment of Minerals (valued at the Gold Market Price on the date of delivery, which delivery shall be no later than five Business Days after receipt of the insurance payment);

(ii)	an amount of Refined Silver equal to the greater of:

(1)	the Payable Silver contained in Hudbay Barbados’ provisional invoice to the Offtaker in respect of such shipment;

(2)	the amount of silver for which Hudbay Barbados receives final payment from the Offtaker in respect of such shipment; or

(3)

92.5% of the amount of the insurance payment received by RCC or any of its Affiliates in respect of the Produced Silver contained in such shipment of Minerals (valued at the Silver Market Price on the date of delivery, which delivery shall be no later than five Business Days after receipt of the insurance payment);

provided that, except to the extent that at the time of such loss or damage any delivery of Refined Gold and/or Refined Silver in respect of such shipment has already been made pursuant to Sections 7(m)(i)(1) or 7(m)(ii)(1) above, the obligation of Hudbay Barbados to deliver such amount of Refined Gold or Refined Silver to Wheaton International shall be performed no later than the earlier of five Business Days after receipt by Hudbay Barbados of insurance proceeds in respect of such loss or 120 days following such loss. Hudbay Barbados shall promptly notify Wheaton International of any loss of or damage to a shipment of Minerals to an Offtaker.

8.	Mineral Offtake Agreements

(a)

Hudbay and Hudbay Barbados shall cause all terms and conditions relating to silver or gold (or both, but excluding any terms or conditions setting out payable gold and silver rates) of any Mineral Offtake Agreements entered into by RCC or any of its Affiliates to be on commercially reasonable arm’s length terms and conditions for concentrates similar in make-up and quality to those derived from the Mining Properties. A Mineral Offtake Agreement shall be deemed to be on commercially reasonable arm’s length terms and conditions if such agreement contains economically equivalent terms and conditions relating to gold or silver (or both, but excluding any terms or conditions setting out payable gold and silver rates, pricing or Offtaker Charges) as the terms and conditions relating to copper, including the payment of provisional and final values of gold, silver and copper.

(b)

Subject to the terms and conditions of any inter-creditor agreement with Project Lenders, Hudbay and Hudbay Barbados shall take commercially reasonable steps to enforce, and shall cause RCC or any of its Affiliates who is a party to a Mineral Offtake Agreement to enforce, its rights and remedies under each such Mineral Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to silver or gold (or both, but excluding any terms or conditions relating to payable gold and silver rates, pricing or Offtaker Charges). Hudbay shall notify Wheaton International in writing when any such dispute arising out of or in connection with any such Mineral Offtake Agreement is commenced and shall provide Wheaton International with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(c)

Subject to the terms and conditions of any inter-creditor agreement with Project Lenders, Hudbay and Hudbay Barbados shall ensure that the final sale or delivery of Produced Gold and Produced Silver shall only be made from RCC or its Affiliates to an Offtaker. For greater certainty, nothing in this Section 8(c) shall prohibit internal Transfers of Produced Gold or Produced Silver among Affiliates of Hudbay, provided that such Produced Gold and Produced Silver are eventually sold to an Offtaker.

9.	Term

(a)	The term of this Agreement shall commence on the Effective Date and, subject to Sections 9(b) and 9(d), shall continue until the date that is 50 years after the Effective Date (the “Initial Term”).

(b)

Wheaton International may terminate this Agreement at the end of the Initial Term by providing the other Parties, prior to the expiry of the Initial Term, with written notice of its intention to terminate (a “Termination Notice”). If Wheaton International has not provided a Termination Notice prior to the expiry of the Initial Term, then this Agreement shall continue in force for successive ten year periods (each, an “Additional Term” and together with the Initial Term, the “Term”) unless and until an Additional Term is terminated in accordance with Sections 9(c) or 9(d). If an uncredited balance of the Deposit remains outstanding at the end of the Initial Term or any Additional Term, and if the Initial Term or an Additional Term is automatically extended in accordance with this Section 9(b), then the uncredited balance of the Deposit shall remain in place as a deposit for future deliveries of Refined Silver or Refined Gold during any subsequent Additional Term. If this Agreement is terminated at the end of the Initial Term or any Additional Term, then Hudbay Barbados shall pay any uncredited balance of the Deposit to Wheaton International within 30 days of such termination.

(c)

Wheaton International may terminate an Additional Term by providing the other Parties, prior to the end of such Additional Term, with written notice of its intention to terminate the Additional Term, which will be effective as of the end of the then current Additional Term.

(d)

Following the 15th anniversary of the date on which Completion is achieved, Wheaton International may elect to terminate this Agreement if less than 250,000 ounces of Refined Silver have been delivered by Hudbay Barbados to Wheaton International in accordance with the terms of this Agreement in any continuous 12 calendar month period commencing on or after the 15th anniversary. For purposes of this calculation, each ounce of Refined Gold delivered by Hudbay Barbados to Wheaton International in accordance with the terms of this Agreement shall equal 60 ounces of Refined Silver. Wheaton International may make such election to terminate by delivering written notice to Hudbay Barbados of such election, together with a calculation of the uncredited balance of the Deposit, if any, calculated in accordance with Sections 7(j)(i) and 7(k)(i). If so terminated, then Hudbay Barbados shall pay such uncredited balance of the Deposit to Wheaton International within 30 days of termination of this Agreement.

10.	Processing/Commingling

(a)

Hudbay and Hudbay Barbados shall cause RCC to process all Produced Gold and Produced Silver through the Mineral Processing Facility in a manner consistent or similar with the processing methods described in the Feasibility Study, and shall ensure that all Produced Gold and Produced Silver is sold to Offtakers pursuant to each Mineral Offtake Agreement, in a prompt and timely manner.

(b)

Hudbay and Hudbay Barbados shall cause RCC to process all Produced Gold and Produced Silver in priority to, and not commingled with, ores or other minerals derived from properties that are not one of or do not constitute part of the Mining Properties (the “Other Properties”). Notwithstanding the foregoing, the foregoing provisions of this section shall not apply if:

(i)

Hudbay provides Wheaton International with at least 90 days’ prior written notice that RCC wishes to process ore or other minerals derived from Other Properties in priority to or concurrently with Produced Gold or Produced Silver; and

(ii)	Hudbay and Wheaton International, acting reasonably, agree on a method or formula satisfactory to both of them that ensures:

(1)

that Wheaton International shall not be disadvantaged as a result of the processing of ore or other minerals mined, produced, extracted or otherwise recovered from Other Properties in priority to or concurrently with Produced Gold and Produced Silver; and

(2)	the division of ore or other minerals from Other Properties and Produced Gold and Produced Silver for the purpose of determining the quantum of Produced Gold and Produced Silver.

11.	Books; Records; Inspections

(a)

Hudbay and Hudbay Barbados shall cause RCC to keep true, complete and accurate books and records of all of its operations and activities with respect to the Mining Properties, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals. Hudbay and Hudbay Barbados shall cause RCC to provide to Hudbay Barbados such books, records and other information as may be required for Hudbay Barbados to comply with its obligations set out in Sections 6(a), 6(b), 6(c) and 6(d). Subject to the confidentiality provisions of this Agreement, Hudbay and Hudbay Barbados shall cause RCC to provide copies to Wheaton International, and permit Wheaton International and its authorized representatives to perform audits or other reviews and examinations from time to time, of RCC’s books, records and other information relevant to the production, delivery and determination of Produced Gold and Produced Silver from the Mining Properties (including all Mineral Offtake Agreements), confirming the amount of the Paid-In Project Cost, the Total Project Cost and to otherwise confirm compliance with the terms of this Agreement. Wheaton International shall diligently complete any audit or other examination permitted hereunder, and shall not interfere with the normal operations of RCC or any of its Affiliates. The expenses of any audit or other examination permitted hereunder shall be paid by Wheaton International, unless the results of such audit or other examination permitted hereunder discloses a discrepancy in the amount of Produced Gold and Produced Silver of more than 5% between the books, records and other information reviewed by Wheaton International and the quantity of Produced Gold and Produced Silver contained in any Monthly Report, in which event the costs of such audit or other examination shall be paid by Hudbay Barbados.

(b)

Hudbay and Hudbay Barbados shall cause RCC to prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by laws applicable to Hudbay, Hudbay Barbados or any of their Affiliates. Hudbay and Hudbay Barbados shall provide, or cause to be provided by RCC, to Wheaton International an advanced draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR, and in any event not less than five Business Days before it is so filed. At the written request of Wheaton International and at Wheaton International’s cost, Hudbay and Hudbay Barbados shall provide to Wheaton International or make commercially reasonable efforts to assist Wheaton International to obtain:

(i)

qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties in the possession or control of RCC or any of its Affiliates;

(ii)	copies of any technical reports and cause the authors of such technical reports to have such technical report addressed to Wheaton and Wheaton International; and

(iii)	such other scientific and technical information as Wheaton International certifies as being necessary to permit Wheaton International to:

(1)	prepare a technical report on the Mining Properties in accordance with NI 43-101, and

(2)	comply with Wheaton International’s disclosure obligations under applicable Canadian and U.S. securities laws.

12.	Conduct of Operations

(a)

Hudbay and Hudbay Barbados shall cause RCC to carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry. In addition, Hudbay and Hudbay Barbados shall cause RCC to ensure that all cut-off grade, mill/SXEW crossover grade, short term mine planning, long term mine planning, processing decisions and production decisions concerning the Mining Properties shall include gold and silver prices typical of normal industry practice and be made by RCC on the basis that it is receiving all of the gold and silver production at the Mining Properties.

(b)

Subject at all times to the workplace rules and supervision of RCC, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Hudbay and Hudbay Barbados hereby grants, and agrees that each of them shall cause RCC to grant, to Wheaton International and its representatives, at reasonable times and upon reasonable notice and at Wheaton International’s sole risk and expense, the right to access the Mining Properties, the Mineral Processing Facility any other facility owned or operated by RCC where Minerals are milled or processed, and Hudbay and RCC’s personnel, in each case to monitor RCC’s gold and silver mining and processing operations on the Mining Properties and to prepare technical reports in accordance with NI 43-101.

(c)

Each of Hudbay and Hudbay Barbados shall at all times during the Term do and cause to be done all things necessary to maintain its corporate existence. Hudbay and Hudbay Barbados shall at all times during the Term cause the Hudbay Guarantors and RCC to do all things necessary to maintain their corporate existence. Hudbay and Hudbay Barbados shall ensure that RCC does not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties unless Hudbay and Hudbay Barbados provide evidence satisfactory to Wheaton International, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that it proposes to abandon or let lapse.

13.	Insurance

(a)

Hudbay and Hudbay Barbados shall maintain (or shall cause to be maintained) with reputable insurance companies, insurance (including business interruption insurance) with respect to the Mining Properties and the operations of RCC conducted on and in respect of the Mining Properties against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations.

(b)

Hudbay Barbados shall, upon request of Wheaton International, furnish to Wheaton International at reasonable intervals (but not, as long as no Event of Default shall then have occurred and be continuing, more than once in any year) a certificate setting forth the nature and extent of all insurance maintained by or on behalf of Hudbay and Hudbay Barbados or their Affiliates in accordance with Section 13(a) and confirming its adequacy and sufficiency. Hudbay shall, upon the request of Wheaton International, provide Wheaton International with copies of all insurance policies as in effect from time to time.

(c)

All of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall, until the Deposit Reduction Date, specify Hudbay Barbados as an additional insured under all policies of property and marine insurance and as a loss payee under all policies of property and marine insurance, subject to prior loss payee rights of Project Lenders, and contain such endorsements in favour of Hudbay Barbados as it shall reasonably require (including that the policy shall not be invalidated as against Hudbay Barbados by reason of any action or failure to act of Hudbay, Hudbay Barbados, RCC or any other person or any other person).

(d)

Hudbay and Hudbay Barbados shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(e)

In addition to the foregoing, Hudbay shall ensure that each shipment of Minerals from the Project to each Offtaker is adequately insured, in such amounts and with such coverage as is customary in the mining industry.

14.	Confidentiality

(a)

Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)

a Receiving Party may disclose Confidential Information to its professional advisors (including tax advisors), including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, provided that such persons are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party;

(ii)

subject to Section 24(l), a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any applicable law or court order, its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to any existing or proposed credit or co-investment arrangements, provided that any proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information prior to filing any material contract on SEDAR;

(iii)	for the purposes of any arbitration proceeding commenced under Section 19(c);

(iv)

a Receiving Party may disclose to any person the tax treatment and tax structure and any fact that may be relevant to understanding such tax treatment or structure and all materials of any kind (including opinions or other analyses) relating to such tax treatment or structure.

(v)

a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(vi)	with the approval of the disclosing Party; and

(vii)	a Receiving Party may disclose Confidential Information to those of its Affiliates, agents and representatives who need to have knowledge of the Confidential Information.

(b)

Each Party shall ensure that its Affiliates, employees, directors, officers, advisors, agents, representatives and those persons listed in Section 14(a)(i), where applicable, are made aware of this Section 14 and comply with the provisions of this Section 14. Each Party shall be liable to the other Parties for any improper use or disclosure of such terms or information by such persons.

(c)

Notwithstanding any of the foregoing provisions of this Section 14, Hudbay acknowledges and agrees that certain provisions contained in this Agreement are private and confidential to Wheaton International and that Wheaton International would be irreparably harmed in the event that any such provisions were publicly disclosed. Hudbay agrees that, in addition to its obligations under this Section 14, it shall not file this Agreement on SEDAR or any other public filing system in accordance with its continuous disclosure obligations under applicable securities laws unless and until it has (i) provided Wheaton International with at least 10 days to advise Hudbay which provisions of the Agreement should be redacted before the Agreement is filed on SEDAR or any other public filing system, and (ii) accepted Wheaton International’s reasonable redactions. If Wheaton International’s redactions are not acceptable to the applicable securities regulator then, subject to any appeal process (which shall be conducted by Wheaton International at its sole expense), and subject to Hudbay providing Wheaton International with notice of the applicable securities regulator’s objections or order so that Wheaton International may seek a protective order or other appropriate remedy, Hudbay shall be permitted to file the Agreement with only such redactions as are so accepted by the applicable securities regulator.

15.	Transfer of Mining Properties; Change of Control; Assignment by Hudbay

(a)	During the Term, Hudbay and Hudbay Barbados shall:

(i)	except as provided in Sections 15(b) and 15(d), not permit, suffer or allow RCC or the Minority Joint Venture Partner to Transfer all or any part of the Mining Properties;

(ii)

not agree to or enter into any agreement, arrangement or transaction with any person that would cause, or otherwise allow or permit to exist, a Change of Control of RCC, Hudbay Barbados or any Hudbay Guarantor; or

(iii)	except as provided in Sections 15(b) and 15(d), not Transfer, in whole or in part, any of its respective rights and obligations under this Agreement;

except in each case with the prior written consent of Wheaton International, such consent not to be unreasonably withheld or delayed.

(b)	The matters and actions set forth in Section 15(a)(i) are permitted in connection with a Transfer of the Mining Properties if:

(i)	the transferee of such Mining Properties is an Affiliate of Hudbay;

(ii)

Hudbay or Hudbay Barbados shall have provided Wheaton International with at least 30 days prior written notice of the proposed Transfer, including sufficient information to permit Wheaton International to confirm compliance with the provisions of this Section 15(b);

(iii)	the transferee is not a Restricted Person;

(iv)	RCC or the Minority Joint Venture Partner, as applicable, shall have Transferred all but not less than all of the portion of the Mining Properties that it holds to the same transferee;

(v)

no material consent (including those which if not obtained would constitute a breach of applicable law) for such proposed Transfer is required from any governmental authority that has not already been obtained prior to the effectiveness of, and in connection with, such proposed Transfer;

(vi)

Wheaton International does not reasonably expect such proposed Transfer and any other actions and steps undertaken in connection with, or in relation to, such proposed Transfer, to have an Adverse Impact;

(vii)

the transferee and any person that directly holds any equity securities of the transferee complies with and grants the same guarantees, charges and security interests contemplated in Section 18, as applicable;

(viii)

the transferee and any person that directly holds any equity securities of the transferee complies with the conditions set forth in Sections 4(b)(ix), 4(b)(x), 4(b)(xi) and 4(b)(xii) mutatis mutandis in relation to such Transfer and any other actions and steps required by this Section 15(b);

(ix)

each of RCC and the Minority Joint Venture Partner (but only if it will continue to have a legal or beneficial interest in the Mining Properties following such Transfer) confirms and agrees in favour of Hudbay that its obligations under its RCC Guarantee continue in full force and effect despite such Transfer;

(x)	each Hudbay Guarantor under each Guarantee confirms and agrees in favour of Hudbay that its respective obligations under such Guarantee continue in full force and effect despite such Transfer;

(xi)	Hudbay confirms and agrees in favour of Wheaton International that its obligations under this Agreement continue in full force and effect despite such Transfer;

(xii)

any reference to RCC under this agreement will be deemed to include a reference to such transferee and, if applicable, any reference to Hudbay Guarantor will be deemed to include a reference to any entity that directly hold any equity securities of the transferee; and

(xiii)

there is no Event of Default that has occurred and is continuing or will occur in connection with such Transfer or any other actions and steps undertaken in connection with or in relation to, such Transfer, including those required by this Section 15(b) (or an event which with notice or lapse of time or both would become an Event of Default).

(c)

Notwithstanding any other provision of this Agreement, Hudbay and Hudbay Barbados shall be entitled to mortgage, charge, grant a security interest in all or any part of this Agreement as security to Project Lenders at any time without the prior written consent of Wheaton International.

(d)

Subject to Sections 15(a)(i) and 18(d), Hudbay shall cause RCC to be the only legal owner, and RCC and the Minority Joint Venture to be the only beneficial owners, of the Project Assets, and shall ensure that no other person holds or acquires any right, title or interest in or to the Project Assets, except with the prior written consent of Wheaton International, such consent not to be unreasonably withheld or delayed.

16.	Reorganizations

Hudbay Barbados shall not consummate any reorganization resulting in Hudbay Barbados not being resident in Barbados (or the Cayman Islands or Bermuda), or continue to any other jurisdiction other than the Cayman Islands or Bermuda, in each case without the prior written consent of Wheaton International, such consent not to be unreasonably withheld or delayed.

17.	Assignments by Wheaton and Wheaton International

(a)

Except as provided in Sections 17(b) and 21(b)(iii), prior to the Wheaton Guarantee Release Date, neither Wheaton International nor Wheaton shall assign, in whole or in part, any of its respective rights and obligations under this Agreement, without the prior written consent of Hudbay and Hudbay Barbados, such consent not to be unreasonably withheld or delayed. After the Wheaton Guarantee Release Date, and subject to compliance with Section 17(c), Wheaton International shall be entitled at any time and from time to time to Transfer any of its rights and obligations under this Agreement with the prior written consent of Hudbay Barbados, such consent not to be unreasonably withheld. Hudbay Barbados shall maintain in its books and records a register for the recordation of the names and addresses of the owners of any interest in this Agreement (the “Register”), including any transferee that acquires an interest in this Agreement in accordance with the terms of this Agreement.

(b)

Notwithstanding any other provision of this Agreement, Wheaton and Wheaton International shall be entitled to mortgage, charge, grant a security interest in all or any part of this Agreement as security to its lenders at any time, including prior to the Wheaton Guarantee Release Date, without the prior written consent of Hudbay or Hudbay Barbados.

(c)

Except as provided in Section 17(c)(ii) Hudbay Barbados shall have, and Wheaton International hereby grants Hudbay Barbados, a right of first refusal to acquire Wheaton International’s direct interest in and to this Agreement in accordance with the terms of this Section 17(c).

(i)

In the event that Wheaton International receives a bona fide offer to purchase all or any part of Wheaton International’s direct interest in this Agreement (the “Wheaton International Interest”) from, or wishes to enter into a bona fide agreement to sell the Wheaton International Interest to, any person at arm’s length to Wheaton International, which offer or agreement Wheaton International is willing to accept, Wheaton International shall give Hudbay Barbados written notice thereof, including the terms and conditions of such offer or agreement to purchase (the “Wheaton International Offer”), and Hudbay Barbados shall have the right, within 30 days from the date of delivery to Hudbay Barbados of such notice, to exercise its right of first refusal in respect thereof and to acquire the Wheaton International Interest on the same terms and conditions as are set forth in the offer or agreement to purchase.

(ii)

Notwithstanding anything to the contrary in this Agreement, this Section 17(c) shall not apply to: (i) Wheaton International mortgaging, pledging, charging or granting a security interest in all or any part of its interest in and to this Agreement; (ii) any offer where the Wheaton International Interest represents less than 50% of the fair market value of such offer; or (iii) any offer if an Event of Default has occurred and is continuing on the date Wheaton International receives such offer.

(iii)

If Hudbay Barbados does not accept the Wheaton International Offer, then Wheaton International shall be free to sell the Wheaton International Interest to the applicable third party pursuant to terms and conditions that are in the aggregate no more favourable to the applicable third party than those contained in the Wheaton International Offer. For the avoidance of doubt, Wheaton International shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase the Wheaton International Interest, provided that before such terms are accepted, Wheaton International complies with Section 17(c).

18.	Security

(a)

As security for the payment and performance, when due, of all PMPA Obligations, Hudbay Barbados shall grant first ranking charges and security interests, subject only to the Prior Ranking Permitted Encumbrances, in, to and over all present and after-acquired personal property of Hudbay Barbados (collectively, the “Barbados Collateral”) pursuant to one or more agreements (collectively, the “Barbados Security Agreements”) with Wheaton International, in form and substance satisfactory to Wheaton International, acting reasonably.

(b)	Hudbay shall:

(i)

cause each of the Hudbay Guarantors to execute and deliver a guarantee in favour of Wheaton International (a “Guarantee”), in form and substance satisfactory to Wheaton International, acting reasonably, acknowledging the material benefits to each Hudbay Guarantor arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all PMPA Obligations;

(ii)

grant, as security for its obligations under this Agreement (including its obligations under Section 21), and cause each of the Hudbay Guarantors to grant, as security for its Guarantee, to and in favour of Wheaton International, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances, in, to and over all securities and other equity interests held by each of Hudbay and the Hudbay Guarantors, respectively, in other Hudbay Guarantors or RCC (collectively, the “Guarantor Collateral”) pursuant to one or more agreements (collectively, the “Guarantor Security Agreements”), in form and substance satisfactory to Wheaton International, acting reasonably;

(iii)

cause each of RCC and the Minority Joint Venture Partner to execute and deliver a guarantee in favour of Wheaton International (the “RCC Guarantees”), in form and substance satisfactory to Wheaton International, acting reasonably, acknowledging the material benefits to each of RCC and the Minority Joint Venture Partner arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all debts, liabilities and obligations of Hudbay Barbados under this Agreement; provided that recourse against the Minority Joint Venture Partner shall be limited to its right, title and interest in and to all existing and after acquired Project Assets and all proceeds resulting therefrom;

(iv)

cause each of RCC and the Minority Joint Venture Partner to grant, as security for the RCC Guarantees, to and in favour of Wheaton International,, first ranking charges and security interests, subject only to Prior Ranking Permitted Encumbrances, in, to and over all Project Assets in which each of RCC and the Minority Joint Venture Partner has an interest, respectively, and all proceeds resulting therefrom, pursuant to one or more agreements (collectively, the “RCC Security Agreements”), in form and substance satisfactory to Wheaton International, acting reasonably; and

(v)

cause each Affiliate of Hudbay, Hudbay Barbados, the Minority Joint Venture Partner or RCC (A) to whom any debt or liability is owed, or (B) prior to any debt or liability becoming owed; by any Hudbay Entity or the Minority Joint Venture Partner, respectively, to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to Wheaton International, acting reasonably, that assigns, subordinates and postpones such debts, liabilities and obligations to the payment in full of all such debts, liabilities and obligations to Wheaton International.

(c)

Hudbay and Hudbay Barbados shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as Wheaton International may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral, subject only to Prior Ranking Permitted Encumbrances.

(d)

If, after the Security Documents have been executed and delivered to Wheaton International, any Hudbay Entity or RCC wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of any Project Financing in excess of $100,000,000 (other than, for greater certainty, equipment financing, capital leases or purchase money security interests for Project Assets with a value of less than, in aggregate, $250,000,000), Wheaton International agrees to enter into an inter-creditor agreement with the Project Lenders (such agreement to be negotiated in good faith), on the principal terms and conditions set out in Schedule “C” or on terms substantially similar to those terms as reasonably agreed to by Wheaton International, at the cost and expense of Hudbay Barbados.

(e)

If, following the Deposit Reduction Date, any Hudbay Entity or RCC wishes to grant a charge or security interest in, to or over any Collateral as security for the payment or performance of any indebtedness of such Hudbay Entity or RCC, Hudbay and Wheaton International agree to enter into an inter-creditor agreement with the beneficiary of such security (such agreement to be negotiated in good faith), on terms substantially similar to the principal terms and conditions set out in Schedule “C”, at the cost and expense of Hudbay Barbados.

(f)

Within five Business Days of an Affiliate of Hudbay acquiring, directly or indirectly, an equity or other ownership interest in RCC or the Project Assets in accordance with Section 15(a) (a “Future Owner”), such Future Owner shall be deemed to be a Hudbay Guarantor hereunder, and Hudbay and Hudbay Barbados shall cause: (i) such Future Owner to execute and deliver a Guarantee and the Guarantor Security Agreements as contemplated by Sections 18(b)(i) and 18(b)(ii); (ii) such Future Owner to make all such registrations, filings and recordings, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests in, to and over the Collateral of such Future Owner, subject to Prior Ranking Permitted Encumbrances; and (iii) an opinion of legal counsel to the Future Owner, in form and substance satisfactory to Wheaton International, acting reasonably, to be delivered to Wheaton International, in respect of the agreement to be executed and delivered by the Future Owner pursuant to this Section 18(f).

(g)

Hudbay and Hudbay Barbados shall not, and shall cause each of the Hudbay Entities to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any Security Document.

19.	Additional Payment Terms; Dispute Resolution

(a)

All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

(b)

Any payment or gold or silver delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to Prime plus 6% per annum, calculated and compounded monthly in arrears. Any dollar amount or Refined Gold or Refined Silver owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Gold or Refined Silver owed to such Party by the other Party. Any amount of Refined Gold not delivered by a Party when due, or set off and withheld against any non-payment by a Party, shall be valued at the Gold Market Price as of the first trading day that such amount of Refined Gold became deliverable. Any amount of Refined Silver not delivered by a Party when due, or set off and withheld against any non-payment by a Party, shall be valued at the Silver Market Price as of the first trading day that such amount of Refined Silver became deliverable.

(c)

Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of notice by either Party of such dispute), including the determination of the scope or applicability of this Agreement to arbitrate, shall be referred to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule “E”. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 19(c) shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

20.	Taxes

(a)

All deliveries of Refined Gold and Refined Silver and all payments hereunder by Hudbay or Hudbay Barbados shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of Hudbay Barbados. If any such Taxes are so required to be deducted, withheld, charged or levied by Hudbay Barbados or any of its Affiliates, Hudbay Barbados shall pay to Wheaton International, in addition to such delivery, such additional delivery or payment as is necessary to ensure that the net amount received by Wheaton International (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount Wheaton International would have received had no such deduction, withholding, charge or levy been required. Any payment or delivery by Hudbay Barbados to Wheaton International under this Section 20(a) shall not reduce the amount of the uncredited Deposit.

(b)	[Redacted – commercially sensitive information].

(c)	[Redacted – commercially sensitive information].

(d)

Wheaton International shall be entitled to control and assume the defence of any demand, action, suit, proceeding, claim, assessment, judgment or settlement or compromise which may give rise to a right to indemnification under Section 20(c) (a “Claim”), other than any Claim to which Wheaton or Wheaton International is not a party, assisted by counsel of its own choosing, the cost of which shall form part of the Loss. Hudbay and Hudbay Barbados shall have the right to participate in any Claim, including receiving within five Business Days of receipt by Wheaton or Wheaton International, copies of all notices and correspondence pertaining thereto and attending meetings in respect thereof, and may retain their own counsel at their own expense. Hudbay and Hudbay Barbados shall comply with all requests for any information and assistance from Wheaton International (including personal attendance by employees or officers at any administrative procedure, discovery, deposition or court proceeding) so that Wheaton International can contest any Claim. The Parties shall at all times use all reasonable efforts to co-operate in good faith with each other with respect to the defence of any Claim.

(e)

Wheaton International shall not make any admission of liability or settle or compromise any Claim or consent to the entry of any judgment with respect to any Claim without the prior written consent of Hudbay, such consent not to be unreasonably withheld or delayed.

(f)

Any indemnity payment required to be made by Hudbay and Hudbay Barbados under Section 20(c) shall become payable within ten Business Days of delivery by Wheaton International to Hudbay and Hudbay Barbados of notice of a Loss incurred by Wheaton and/or Wheaton International. Interest shall accrue on the amount of any such indemnify payment if it is not paid within such 10 Business Days.

(g)

Any indemnity payment required to be made by Hudbay and Hudbay Barbados in respect of Taxes under Section 20(c), and any Taxes required to be paid by Hudbay or Hudbay Barbados under Section 20(a), shall be reduced by the amount of any tax benefit realized by Wheaton or Wheaton International in Canada as a result of any Taxes in respect of which Wheaton or Wheaton International is indemnified by Hudbay or Hudbay Barbados pursuant to this Section 20.

(h)

The rights of indemnity in favour of Wheaton and Wheaton International under Section 20(c), and all rights of Wheaton International under Section 20(a), shall not terminate or be limited, restricted or impaired in any manner whatsoever due to any breach by Wheaton or Wheaton International of their respective obligations under this Agreement, except to the extent that the liability of Hudbay or Hudbay Barbados is increased or either of them loses the availability of any defence as a result of any such breach.

(i)	This Section 20 shall survive the expiry or termination of this Agreement

21.	Guarantees and Indemnities

(a)	Hudbay:

(i)

hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Hudbay Barbados pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Hudbay Barbados. The foregoing agreement of Hudbay is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part;

(ii)

shall indemnify and save Wheaton International and its directors, officers, employees, agents and Affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Hudbay to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by Hudbay Barbados pursuant to this Agreement; and

(iii)

shall not consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or Transfer the resulting, surviving or transferee entity assumes all the obligations of Hudbay under this Agreement.

(b)	Until Wheaton International has paid the Deposit in full to Hudbay Barbados in accordance with the terms hereof, Wheaton:

(i)

hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Wheaton International pursuant to this Agreement and shall perform such terms, covenants, conditions and provisions upon the default or non- performance thereof by Wheaton International. The foregoing agreement of Wheaton is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part;

(ii)

shall save Hudbay Barbados and its directors, officers, employees, agents and Affiliates harmless from and against any and all Losses suffered or incurred by any of the foregoing persons that arise out of or relate to any failure of Wheaton International to timely and fully perform or cause to be performed all of the terms, covenants, conditions and provisions to be observed or performed by it pursuant to this Agreement; and

(iii)

shall not consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or Transfer the resulting, surviving or transferee entity assumes all the obligations of Wheaton.

(c)

The provisions of this Section 21 shall survive any expiry or termination of this Agreement with respect to all of the terms, covenants, conditions and provisions to be observed or performed pursuant to this Agreement up to and including the date of expiry or termination.

(d)

The obligations of Hudbay under this Section 21 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Hudbay hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)

any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations of Hudbay Barbados guaranteed pursuant to this Section 21 (collectively, the “Hudbay Barbados Guaranteed Obligations”);

(ii)	any modification or amendment of or supplement to the Hudbay Barbados Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)

any release, non-perfection or invalidity of any direct or indirect security for any Hudbay Barbados Guaranteed Obligations, including the security granted under the respective Guarantor Security Agreements;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person or their property;

(v)	the existence of any claim, set-off or other rights which Hudbay may have at any time against Hudbay Barbados, RCC any Hudbay Guarantor, Wheaton International, Wheaton or any other person;

(vi)

any invalidity, illegality or unenforceability relating to or against Hudbay Barbados or any provision of applicable law or regulation purporting to prohibit the payment by Hudbay Barbados of any amount in respect of the Hudbay Barbados Guaranteed Obligations;

(vii)

any limitation, postponement, prohibition, subordination or other restriction on the rights of Wheaton International to payment or performance of the Hudbay Barbados Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor, including Hudbay, RCC or the Hudbay Guarantors, of the Hudbay Barbados Guaranteed Obligations;

(ix)

any defence arising by reason of any failure of Wheaton International to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Hudbay Barbados Guaranteed Obligations or the existence, creation or incurring of new or additional Hudbay Barbados Guaranteed Obligations;

(x)

any defence arising by reason of any failure of Wheaton International to proceed against Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person, to proceed against, apply or exhaust any security held from Hudbay, Hudbay Barbados, RCC any Hudbay Guarantor or any other person for the Hudbay Barbados Guaranteed Obligations, or to pursue any other remedy in the power of Wheaton International whatsoever;

(xi)

any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)

any defence arising by reason of any incapacity, lack of authority, or other defence of Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person, or by reason of any limitation, postponement, prohibition on Wheaton International’s right to payment or performance of any Hudbay Barbados Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person in respect of any Hudbay Barbados Guaranteed Obligations, or by reason of any act or omission of Wheaton International or others which directly or indirectly results in the discharge or release of Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person or all or any part of the Hudbay Barbados Guaranteed Obligations or any security or guarantee therefor, including the Guarantees and the Guarantor Security Agreements, whether by contract, operation of law or otherwise;

(xiii)

any defence arising by reason of any failure by Wheaton International to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of Hudbay Barbados or any other person, or by reason of any interest of Wheaton International in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Wheaton International of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of Wheaton International to marshal any property;

(xv)

any defence based upon any failure of Wheaton International to give to Hudbay Barbados, Hudbay, RCC or any Hudbay Guarantor notice of any sale or other disposition of any property securing any Hudbay Barbados Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Wheaton International to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by Wheaton International to dispose of any such property in a commercially reasonable manner;

(xvi)	any dealing whatsoever with Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person or any security, whether negligently or not, or any failure to do so;

(xvii)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other person, including any discharge of, or bar against collecting, any Hudbay Barbados Guaranteed Obligations, in or as a result of any such proceeding; or

(xviii)

any other act or omission to act or delay of any kind by Hudbay Barbados, Wheaton International, or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (d), constitute a legal or equitable discharge, limitation or reduction of the obligations of Hudbay hereunder (other than the payment or performance in full of all of the Hudbay Barbados Guaranteed Obligations).

The foregoing provisions of this paragraph (d) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Wheaton International is to destroy or diminish any subrogation rights of Hudbay or any rights of Hudbay to proceed against Hudbay Barbados for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Hudbay.

(e)

Wheaton International shall not be bound to exhaust its recourse against Hudbay Barbados, Hudbay, RCC any Hudbay Guarantor or any other persons or to realize on any securities it may hold in respect of the Hudbay Barbados Guaranteed Obligations before being entitled to payment or performance from Hudbay under this Section 21 and Hudbay hereby renounces all benefits of discussion and division.

(f)

Until Wheaton International has paid the Deposit in full to Hudbay Barbados (in which case Wheaton’s obligations under this Section 21 shall immediately terminate), the obligations of Wheaton under this Section 21 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Wheaton hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)

any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any obligations of Wheaton International guaranteed pursuant to this Section 21 (collectively, the “Wheaton International Guaranteed Obligations”);

(ii)	any modification or amendment of or supplement to the Wheaton International Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any Wheaton International Guaranteed Obligations;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting Wheaton International or any other person or their property;

(v)	the existence of any claim, set-off or other rights which Wheaton may have at any time against Wheaton International, Hudbay or Hudbay Barbados or any other person;

(vi)

any invalidity, illegality or unenforceability relating to or against Wheaton International or any provision of applicable law or regulation purporting to prohibit the payment by Wheaton International of any amount in respect of the Wheaton International Guaranteed Obligations;

(vii)

any limitation, postponement, prohibition, subordination or other restriction on the rights of Hudbay Barbados to payment of the Wheaton International Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Wheaton International Guaranteed Obligations;

(ix)

any defence arising by reason of any failure of Hudbay Barbados to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Wheaton International Guaranteed Obligations or the existence, creation or incurring of new or additional Wheaton International Guaranteed Obligations;

(x)

any defence arising by reason of any failure of Hudbay Barbados to proceed against Wheaton International or any other person, to proceed against, apply or exhaust any security held for the Wheaton International Guaranteed Obligations, or to pursue any other remedy in the power of Hudbay Barbados whatsoever;

(xi)

any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)

any defence arising by reason of any incapacity, lack of authority, or other defence of Wheaton International or any other person, or by reason of any limitation, postponement, prohibition on Hudbay Barbados’ right to payment of any Wheaton International Guaranteed Obligations, or by reason of the cessation from any cause whatsoever of the liability of Wheaton International or any other person in respect of any Wheaton International Guaranteed Obligations, or by reason of any act or omission of Hudbay Barbados or others which directly or indirectly results in the discharge or release of Wheaton International or any other person or all or any part of the Wheaton International Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii)

any defence arising by reason of any failure by Hudbay Barbados to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of Wheaton International or any other person, or by reason of any interest of Hudbay Barbados in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by Hudbay Barbados of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of Hudbay Barbados to marshal any property;

(xv)

any defence based upon any failure of Hudbay Barbados to give to Wheaton International or Wheaton notice of any sale or other disposition of any property securing any Wheaton International Guaranteed Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of Hudbay Barbados to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by Hudbay Barbados to dispose of any such property in a commercially reasonable manner;

(xvi)	any dealing whatsoever with Wheaton International or any other person or any security, whether negligently or not, or any failure to do so;

(xvii)

any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Wheaton International or any other person, including any discharge of, or bar against collecting, any Wheaton International Guaranteed Obligations, in or as a result of any such proceeding; or

(xviii)

any other act or omission to act or delay of any kind by Wheaton International, Hudbay, Hudbay Barbados or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of Wheaton hereunder (other than the payment or performance in full of all of the Wheaton International Guaranteed Obligations).

The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by Hudbay Barbados is to destroy or diminish any subrogation rights of Wheaton or any rights of Wheaton to proceed against Wheaton International for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Wheaton.

(g)

Hudbay Barbados shall not be bound to exhaust its recourse against Wheaton International or any other persons or to realize on any securities it may hold in respect of the Wheaton International Guaranteed Obligations before being entitled to payment or performance from Wheaton under this Section 21 and Wheaton hereby renounces all benefits of discussion and division.

22.	Representations, Warranties and Indemnities

(a)

Each of Hudbay and Hudbay Barbados, acknowledging that Wheaton International is entering into this Agreement in reliance thereon, hereby jointly and severally represents and warrants to Wheaton International as of the date of this Agreement as follows:

(i)	Each of Hudbay and Hudbay Barbados is a company duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder;

(iii)	It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

(1)	conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets,

(2)	conflict with its constating or constitutive documents, or

(3)	conflict with or violate any applicable law;

(v)

No regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms;

(vii)

No Hudbay Entity has made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of any Hudbay Entity’s assets or business and no Hudbay Entity’s corporate existence has been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing;

(viii)

The fee simple properties, patented mining claims, and unpatented mining claims listed in Schedule “A”, comprise the entirety of the Mining Properties, and no additional property, including leasehold interest, is necessary, or would be required, in the operation of the Project;

(ix)

Other than pursuant to this Agreement, the Joint Venture Agreement and item (v) of the definition of Permitted Encumbrances, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the gold or silver produced from the Mining Properties;

(x)

The Joint Venture Agreement and Earn-In Agreement are the only agreements, arrangements and understandings between the parties thereto related to the Minority Joint Venture Partner’s interest in the Mining Properties and each is in full force and effect, unamended, as of the date hereof;

(xi)

Pursuant to the Joint Venture Agreement and Earn-In Agreement, the Minority Joint Venture Partner has paid an aggregate of $70,000,000 as of the date of this Agreement to earn a 7.95% interest in the Mining Properties, and the Minority Joint Venture Partner is still required to pay $106,000,000 to earn an aggregate 20% interest in the Mining Properties;

(xii)

RCC has all necessary corporate power to be the registered or recorded holder of the Mining Properties and is in all material respects in compliance with all applicable laws, licences, registrations, permits, consents and qualifications to which its respective Mining Properties are subject;

(xiii)

RCC is the registered or recorded owner of a 100% legal right, title and interest in and to its respective Mining Properties, and, together with the Minority Joint Venture Partner is the owner of a 100% beneficial right, title and interest in and to its respective Mining Properties, free and clear of all Encumbrances, other than the Permitted Encumbrances, and the location notices for the unpatented properties portion of the Mining Properties have been properly placed of record with the Bureau of Land Management and the Recorder’s Office in Arizona having jurisdiction;

(xiv)

Other than the Permitted Encumbrances, no Encumbrances have been registered or recorded directly against title to the Mining Properties. RCC has complied with all material obligations in respect of its respective Mining Properties under all applicable laws. RCC has paid all amounts required to keep the unpatented properties portion of its respective Mining Properties in good standing with the Bureau of Land Management. RCC has paid all taxes and assessments due and payable in Arizona, as to the patented properties portion of its respective Mining Properties;

(xv)

The Mining Properties constitute all of the fee simple, patented mining claims and unpatented mining claims used or to be used in connection with the Project (other than properties acquired by RCC for purposes of satisfying its mitigation obligations under any permit, license, certificate, approval, registration or authorization it holds or intends to obtain);

(xvi)	The Mitigation Properties have no known economic mineralization and are not required for the Project or a necessary part of the Project except for the purpose of mitigation;

(xvii)	The map of the Mining Properties attached hereto as Schedule “F” depicts the location of the Mining Properties with reasonable accuracy;

(xviii)

Title to the Mining Properties is not subject to any adverse claim, including claims of aboriginal title, and neither Hudbay, RCC nor any other Affiliate of Hudbay has received notice of any such actual or potential claim, except as would not reasonably be expected to have an Adverse Impact;

(xix)

RCC is the owner of a 100% legal right, title and interest in and to all of the Project Assets, and, together with the Minority Joint Venture Partner, are the owners of a 100% beneficial right, title and interest in and to the Project Assets;

(xx)

The corporate structure and organization chart of Hudbay attached hereto as Schedule “G” accurately reflects, as of the Reference Date, the direct and indirect equity ownership interest of Hudbay in the Hudbay Entities;

(xxi)	Hudbay Arizona (US) Holding Corporation directly owns all of the equity interests in RCC;

(xxii)	Each of Sanrita South, LLC, Sanrita Properties, LLC, Dawson Properties, LLC and Wilmot Junction, LLC have merged into RCC and have no further corporate existence independent of RCC.

(xxiii)

All material licences, permits, approvals, authorizations, rights (including surface and access rights), privileges, concessions or franchises necessary for the construction and development of the Project as contemplated by the Feasibility Study and the Development Plan have either been obtained and received by RCC and continue to be in place, to the extent reasonably considered necessary or appropriate given the current stage of development and construction of the Project, or are expected to be obtained in the ordinary course of business by the time they are necessary;

(xxiv)	Other than in respect of the Permitted Encumbrances, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Gold or Produced Silver;

(xxv)

Neither Hudbay nor any Hudbay Entity or RCC has received any notice of any expropriation proceeding or decision to expropriate all or any part of the Mining Properties, nor do Hudbay or any Hudbay Entity or RCC have knowledge of any expropriation proceeding pending or threatened against or affecting all or any part of the Mining Properties nor of any discussions or negotiations which could lead to any such expropriation proceeding;

(xxvi)

Hudbay and its Affiliates have made available to Wheaton International all material information in their control or possession relating to the mineralization or potential mineralization of the Mining Properties;

(xxvii)

Other than as disclosed to Wheaton International in Schedule H or as would not reasonably be expected to have an Adverse Impact, there are no outstanding, pending or, to the knowledge of Hudbay or Hudbay Barbados, threatened, actions, suits, proceedings, investigations or claims affecting in any respect the Project, the right or ability of RCC to conduct its business in all material respects as it has been carried on prior to the Reference Date or as it intends to carry on business in accordance with the Development Plan, or the ability of any Hudbay Entity or RCC to perform its obligations under this Agreement or any Security Document. For greater certainty, the ASARCO Litigation has been dismissed and ASARCO LLC is no longer seeking to have the purchase of the Mining Properties by the RCC certain Affiliated entities voided and title to same vested in ASARCO LLC; and

(xxviii)	Each of Hudbay, Hudbay Barbados, RCC and each Hudbay Guarantor are Affiliates of one another, and the Minority Joint Venture Partner is not an Affiliate of any of the other Hudbay Entities.

(b)

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of Hudbay and Hudbay Barbados, it shall be deemed to refer to the actual knowledge of the COO and CFO of Hudbay and the knowledge that such persons would have if they made due enquiry that was reasonable at the relevant time.

(c)

Wheaton International and Wheaton, acknowledging that Hudbay and Hudbay Barbados are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Hudbay and Hudbay Barbados as of the date of this Agreement as follows:

(i)	Each is a company duly incorporated and validly existing under the laws of its incorporating jurisdiction and is up to date in respect of all filings required by law;

(ii)

All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement, the issuance of the Wheaton Shares and performing its obligations hereunder;

(iii)	It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

(1)	conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets,

(2)	conflict with its constating or constitutive documents, or

(3)	conflict with or violate any applicable law;

(v)

Except for the approval of the Toronto Stock Exchange and the New York Stock Exchange with respect to the issuance of the Wheaton Shares, no regulatory or third party consents or approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(vi)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of the Party, enforceable against it in accordance with its terms; and

(vii)

It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its assets or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(d)

Wheaton, acknowledging that Hudbay and Hudbay Barbados are entering into this Agreement in reliance thereon, hereby represent and warrant to Hudbay and Hudbay Barbados as of the date of this Agreement as follows:

(i)

the Wheaton Shares contemplated to be issued under this Agreement have been duly authorized and allotted for issuance and, when issued, will be validly issued as fully paid and non assessable common shares of Wheaton;

(ii)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of Wheaton (including the Wheaton Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of Wheaton, contemplated or threatened by any government authority;

(iii)	the Wheaton Shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange; and

(iv)	Wheaton is a “reporting issuer”, not included in a list of defaulting reporting issuers, or equivalent list or registry, maintained by the securities regulators in each of the Provinces of Canada.

(e)

Hudbay Barbados represents and warrants to Wheaton that Hudbay Barbados is and will be at the time any Wheaton Shares are issued to it in accordance with the terms of this Agreement an “accredited investor” within the meaning of paragraph (m) of the definition of “accredited investor” in National Instrument 45-106 – Prospectus Exemptions.

(f)

Hudbay and Hudbay Barbados agree to jointly and severally indemnify and save harmless Wheaton International and Wheaton and their respective directors, officers, employees, Affiliates and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)	any inaccuracy in or default or breach of any representation or warranty of Hudbay or Hudbay Barbados contained in this Agreement,

(ii)	any breach or non-performance by Hudbay or Hudbay Barbados of any covenant to be performed by it pursuant to this Agreement.

(iii)	any inaccuracy in or default or breach of any representation or warranty of any Hudbay Entity or RCC contained in any Guarantee, Guarantor Security Agreement or RCC Security Agreements; or

(iv)	any breach or non-performance by any Hudbay Entity of any covenant to be performed by it pursuant to any Security Documents.

This Section 22(f) shall survive the termination of this Agreement.

(g)

Wheaton International and Wheaton agree to jointly and severally indemnify and save harmless Hudbay and Hudbay Barbados and their respective directors, officers, employees, Affiliates and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)	any inaccuracy in or default or breach of any representation or warranty of Wheaton International or Wheaton contained in this Agreement,

(ii)	any breach or non-performance by Wheaton International, Wheaton or any permitted assignee of any covenant to be performed by it pursuant to this Agreement.

This Section 22(g) shall survive the termination of this Agreement.

23.	Events of Default and Remedies

(a)	Each of the following events or circumstances constitutes an event of default by Hudbay Barbados (each, an “Event of Default”):

(i)

Hudbay Barbados fails to sell and deliver Refined Gold or Refined Silver to Wheaton International on the terms and conditions set forth in this Agreement within 10 Business Days of receipt of notice from Wheaton International notifying Hudbay Barbados of such default;

(ii)	Hudbay is in breach or default of any of its covenants or obligations set forth in Section21;

(iii)

Hudbay Barbados or Hudbay is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 23(a)(i) and (ii) above), and such breach or default is not remedied within the Cure Period;

(iv)	any of the representations or warranties given by Hudbay or Hudbay Barbados is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(v)

any Hudbay Entity, the Minority Joint Venture Partner or RCC is in breach or default of any of its covenants or obligations set forth in any Security Document in any material respect, and such breach or default is not remedied within the Cure Period;

(vi)

any of the representations or warranties given by any Hudbay Entity, the Minority Joint Venture Partner or RCC in any Security Document is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(vii)

RCC or the Minority Joint Venture Partner does not observe and perform any covenant or obligation that Hudbay and Hudbay Barbados are required to cause RCC and the Minority Joint Venture Partner to observe or perform under this Agreement or that otherwise relates to RCC, in any material respect, and such non-observance or non-performance is not remedied within the Cure Period;

(viii)

Hudbay or any of its Affiliates has publicly announced that the development and/or construction of the Rosemont Mine has been delayed or suspended such that there is no reasonable prospect that Completion will occur by the Outside Completion Date;

(ix)	the Wheaton International Security shall not constitute first prior ranking charges and security interests in, to and upon the Collateral, subject only to Prior Ranking Permitted Encumbrances; and

(x)

upon the occurrence of an Insolvency Event or Lender Event affecting any Hudbay Entity or RCC; provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the Party made subject to an Insolvency Event in good faith and which is discharged or dismissed within 60 days from commencement, shall not constitute an Insolvency Event for the purpose of this Section 23(a).

(b)

If an Event of Default occurs and is continuing, Wheaton International shall have the right, upon written notice to Hudbay Barbados, at its option and in addition to and not in substitution for any other remedies available at law or equity, to terminate this Agreement and demand: (i) repayment of the amount of the Deposit advanced (if the Deposit has not been fully advanced) or the uncredited balance of the Deposit, if any (if the Deposit has been fully advanced), calculated under Sections 7(j)(i) and 7(k)(i), at the time of the occurrence of such Event of Default; (ii) all amounts owing by Hudbay Barbados to Wheaton International pursuant to this Agreement, including pursuant to Sections 20(a) and 22(f); and (iii) any and all damages or losses resulting or arising from the occurrence of such Event of Default, including a net present value calculation of the Refined Gold and Refined Silver that would have been delivered by Hudbay Barbados to Wheaton International hereunder but for the occurrence of such Event of Default. The net present value calculation of Refined Gold and Refined Silver shall be based on reasonable assumptions and forecasts with respect to the economic feasibility of mining, the applicable discount rates to use, the applicable metal prices to use, and the reasonably expected Produced Silver and Produced Gold that would have been delivered to Wheaton International hereunder but for the occurrence of such Event of Default (based on, among other factors, the Reserves and Resources, inferred resources and potential exploration success, the expected throughput through the Mineral Processing Facility and expected metal recoveries). Upon demand from Wheaton International, which demand shall include a calculation of the foregoing amounts, damages and losses, Hudbay Barbados shall promptly pay all such amounts, losses and damages to Wheaton International. For greater certainty, if Hudbay Barbados is required to pay such amounts, losses or damages under this Section 23(b), then the provisions of Section 9(d) requiring the payment of the uncredited balance of the Deposit will no longer be applicable, and upon payment under this Section 23(b) to Wheaton International, the obligation of Hudbay Barbados to sell Refined Gold and Refined Silver to Wheaton International, as set out in Section 2(i), will no longer be applicable. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, and the occurrence and continuation of any such Supplier Event of Default does not have an Adverse Impact or otherwise constitute a fundamental beach of this Agreement, then Wheaton International shall have no right to terminate this Agreement, but it shall be entitled to other remedies available to it at law or equity.

24.	General Provisions

(a)

In the event that a new tax law is enacted, or there shall occur any revision in, implementation of, amendment to or interpretation of any tax law, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then Hudbay and Hudbay Barbados on the one hand, and Wheaton International and Wheaton on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties or their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on Hudbay Barbados or its Affiliates on the one hand, and Wheaton International or its Affiliates on the other hand.

(b)	Each of the Parties agrees that it will comply with the Corruption of Foreign Public Officials Act (Canada) in connection with its dealings relating to this Agreement and the Project.

(c)

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(d)

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Wheaton International or Wheaton and Hudbay and/or Hudbay Barbados.

(e)

The Parties hereby confirm and agree that this Agreement and the purchase and sale transactions contemplated hereby are, and are intended to be, transactions for the purchase and sale of gold and silver in accordance with the terms of this Agreement. Nothing in this Agreement shall be construed to create, expressly or by implication, a debt instrument between the Parties under any applicable law.

(f)

The Parties acknowledge and agree that this Agreement does not Transfer any right, title or interest in the Mining Properties to Wheaton International. No right or obligation attributed to Wheaton International under this Agreement shall be considered a real property interest, or Transfer thereof, nor shall any such right or obligation run with the Mining Properties. For greater certainly this Section 24(f) shall not limit any security that is granted to Wheaton International in accordance with Section 18.

(g)

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement. Subject to Section 19(c) hereof:

(i)	The courts of British Columbia have jurisdiction to hear any dispute arising out of or in connection with this Agreement; and

(ii)	The Parties agree that the courts of British Columbia are the most appropriate and convenient courts to hear any such dispute.

(h)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(i)

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(j)

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

(i)	If to Hudbay to:

25 York Street, Suite 800
Toronto, Ontario Canada M5J2V5

Attention: Patrick Donnelly Fax: [Redacted]

with a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario Canada M5H 2S7

Attention: Kari MacKay Fax: 416-979-1234

(ii)	If to Hudbay Barbados to:

4th Floor, Williams Tower Warrens
St. Michael, Barbados, W.I. BB22026

Attention: Great Pacific Management Limited Fax: [Redacted]

with a copy to:

Goodmans LLP
Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario Canada M5H 2S7

Attention: Kari MacKay Fax: 416-979-1234

(iii)	If to Wheaton International, to:

Suite 300 – 94 Solaris Avenue PO Box 1791 GT
Grand Cayman, Caymans Islands KY1-1109Attention: President Fax No.: 345-946-6448

Attention: President Fax No.: [Redacted]

with a copy to:

Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings St. Vancouver, British Columbia Canada V6E 0C3

Attention: Senior Vice President, Legal Fax: [Redacted]

and a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West Toronto, Ontario Canada M5H 3C2

Attention: Mark Bennett Fax: 416-360-8877

(iv)	If to Wheaton, to:

Suite 3500 – 1021 West Hastings St. Vancouver, British Columbia Canada V6E 0C3

Attention: Senior Vice President, Legal Fax: [Redacted]

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza, 40 King Street West

Toronto, Ontario
Canada M5H 3C2

Attention: Mark Bennett
Fax: 416-360-8877

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(k)	The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form an integral part hereof.

(l)

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement and no Party or its Affiliates shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party or its Affiliates under applicable laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made publicly available.

(m)

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

(n)

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(o)	The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

(p)

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(q)

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

(r)

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. Nothing in this Agreement is intended to modify, amend or terminate the Letter Agreement, provided that in the event of any conflict or inconsistencies between this Agreement and the Letter Agreement, the terms of this Agreement shall take precedence and prevail.

(s)

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

(t)	This Agreement shall endure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF the Parties have executed, amended and restated this Amended and Restated Precious Metals Purchase Agreement as of the dates first above written.

HUDBAY ARIZONA (BARBADOS) SRL

Per: (signed) “Anthony Ellis”
Name: Anthony Ellis
Title: Manager (Signed in Barbados)

HUDBAY MINERALS INC.

Per: (signed) “Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

Per: (signed) “Nik Tatarkin”
Name: Nik Tatarkin
Title: President

WHEATON PRECIOUS METALS CORP.

Per: (signed) “Haytham H. Hodaly”
Name: Haytham H. Hodaly
Title: Senior Vice President, Corporate Development

This is Schedule “A” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International Ltd.
and Wheaton Precious Metals Corp. originally dated February 10, 2010 and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Mining Properties

1.	Fee Properties and Patented Mining Claims

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
1	303601410	ROSEMONT COPPER CO	SANRITA WEST (SANRITA PROP./SAHAURITA 53/LAMB) SLY PTN NW4 53.50 AC SEC 17-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
2	305540020	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BLACK BESS 13.54 AC SEC 13-18-15	4710	RANCH PROPERTY
3	305540030	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST FLYING DUTCHMAN 20.38 AC SEC 13- 18-15	4710	RANCH PROPERTY
4	305540040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WISCONSIN 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY
5	305540050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST EXCHANGE 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY
6	305540060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST EXCHANGE 2 6.59 AC SEC 13-18-15	4710	RANCH PROPERTY
7	305540070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST COPPER WORLD 20.66 AC SEC 13- 18-15	4710	RANCH PROPERTY
8	305540080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OWOSKO 20.66 AC SEC 13-18-15	4710	RANCH PROPERTY
9	305540090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BLACK HORSE 13.81 AC SEC 13-18-15	4710	RANCH PROPERTY
10	305540100	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BRUNSWICK 18.66 AC SEC 13-18-15	4710	RANCH PROPERTY
11	305540110	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ANTELOPE 17.36 AC SEC 13-18-15	4710	RANCH PROPERTY
12	305550010	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST NEWMAN 16.50 AC SEC 14-18-15	4710	RANCH PROPERTY
13	305550040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CHANCE 20.16 AC SEC 14-18-15	4710	RANCH PROPERTY
14	305550050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BLACK HAWK 11.36 AC SEC 14-18-15	4710	RANCH PROPERTY
15	305550060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST TELEMETER 8.15 AC SEC 14-18-15	4710	RANCH PROPERTY
16	305550070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WEST END 19.53 AC SEC 14-18-15	4710	RANCH PROPERTY
17	305550080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST HATTIE 12.19 AC SEC 14-18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
18	305550090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST SILVER SPUR 8.61 AC SEC 14-18-15	4710	RANCH PROPERTY
19	305550100	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST SLIDE 12.88 AC SEC 14-18-15	4710	RANCH PROPERTY
20	305550110	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BACK BONE 19.07 AC SEC 14-18-15	4710	RANCH PROPERTY
21	305550130	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BUZZARD 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY
22	305550140	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST HEAVY WEIGHT 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY
23	305550150	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST LIGHT WEIGHT 20.66 AC SEC 14-18-15	4710	RANCH PROPERTY
24	305560040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST PEACH 18.07 AC SEC 15-18-15	4710	RANCH PROPERTY
25	305560050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST SOUTH END 17.81 AC SEC 15-18-15	4710	RANCH PROPERTY
26	305560060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST MONITOR 13.32 AC SEC 15-18-15	4710	RANCH PROPERTY
27	305560070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST GAP 16.25 AC SEC 15-18-15	4710	RANCH PROPERTY
28	305570120	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (HAWKINS) PTN W/2 NW/4 NW/4 SW/4 5.00 AC SEC 22-18-15	TBD	TBD
29	305580080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WATER WISH 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY
30	305580090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST NEW MEXICO 15.13 AC SEC 23-18-15	4710	RANCH PROPERTY
31	305580100	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST GRIZZLY 20.66 AC SEC 23-18-15	4710	RANCH PROPERTY
32	305580110	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD DICK 20.13 AC SEC 23-18-15	4710	RANCH PROPERTY
33	305580120	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST AMERICAN 20.10 AC SEC 23-18-15	4710	RANCH PROPERTY
34	305580130	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST RECORDER 6.70 AC SEC 23-18-15	4710	RANCH PROPERTY
35	305580140	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST MOHAWK 13.55 AC SEC 23-18-15	4710	RANCH PROPERTY
36	305580150	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WEDGE 19.31 AC SEC 23-18-15	4710	RANCH PROPERTY
37	305580160	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAN 2.48 AC SEC 23-18-15	4710	RANCH PROPERTY
38	305580170	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST GENERAL 9.17 AC SEC 23-18-15	4710	RANCH PROPERTY
39	305580180	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ELGIN 14 AC SEC 23-18-15	4710	RANCH PROPERTY
40	305580190	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST SUNSETE .667 AC SEC 23-18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
41	305580200	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST TELEPHONE 18.66 AC SEC 23-18-15	4710	RANCH PROPERTY
42	305580220	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ELGIN M S 4.994 AC SEC 23-18-15	4710	RANCH PROPERTY
43	305580250	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAN M S 2.856 AC SEC 23-18-15	4710	RANCH PROPERTY
44	305580260	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WEDGE M S 4.987 AC SEC 23-18-15	4710	RANCH PROPERTY
45	305580270	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD DICK M S 2.196 AC SEC 23-18-15	4710	RANCH PROPERTY
46	305580280	ROSEMONT COPPER CO	HELVETIA RANCH (KILGORE/ANDERSEN) LOT 5 10.08 AC SEC 23-18-15	4715	RANCH PROPERTY W/ SFR OR AFX MFD HOME
47	305580330	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) NW4 SW4 EXC MINERAL RIGHTS 40.00 AC SEC 23-18-15	4710	RANCH PROPERTY
48	305580350	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (DE LA OSSA) W/2 W/2 NW/4 SE/4 10.00 AC SEC 23-18-15	4710	RANCH PROPERTY
49	305580360	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) E2 W2 NW4 SE4 10.00 AC SEC 23-18- 15	4710	RANCH PROPERTY
50	305580370	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) NW4 SE4 EXC W2 THEREOF 20.00 AC SEC 23-18-15 EXCLUDING MINERAL RIGHTS	4710	RANCH PROPERTY
51	305580420	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (MAATR) SW4 SW4 40.00 AC SEC 23-18-15	4710	RANCH PROPERTY
52	305590060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ARCOLA 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
53	305590070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BONNIE BLUE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
54	305590080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST KING 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
55	305590090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST EXILE 16.02 AC SEC 24-18-15	4710	RANCH PROPERTY
56	305590100	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST VULTURE 15.73 AC SEC 24-18-15	4710	RANCH PROPERTY
57	305590110	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ISLE ROYAL 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
58	305590120	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST INDIAN CLUB 19.20 AC SEC 24-18-15	4710	RANCH PROPERTY
59	305590130	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST A O T 14.20 AC SEC 24-18-15	4710	RANCH PROPERTY
60	305590140	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BALTIMORE 9.62 AC SEC 24-18-15	4710	RANCH PROPERTY
61	305590150	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST PILOT 14.70 AC SEC 24-18-15	4710	RANCH PROPERTY
62	305590160	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST LITTLE DAVE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
63	305590170	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST COPPER FEND 20.66 AC SEC 24-18- 15	4710	RANCH PROPERTY
64	305590180	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST TALLY HO 20.38 AC SEC 24-18-15	4710	RANCH PROPERTY
65	305590190	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST LEADER 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
66	305590200	ROSEMONT COPPER CO	U S PAT MINE HELVETTA DIST OMEGA 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
67	305590220	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ECLIPSE COPPER 20.66 AC SEC 24- 18-15	4710	RANCH PROPERTY
68	305590230	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST SCHWAB 9.261 AC SEC 24-18-15	4710	RANCH PROPERTY
69	305590240	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST NARRAGANSETT BAY 12.428 AC SEC 24-18-15	4710	RANCH PROPERTY
70	305590250	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST LANDOR 15.87 AC SEC 24-18-15	4710	RANCH PROPERTY
71	305590260	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST WARD 17.693 AC SEC 24-18-15	4710	RANCH PROPERTY
72	305590270	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ALTA COPPER 18.18 AC SEC 24-18-15	4710	RANCH PROPERTY
73	305590280	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BROAD TOP 17.15 AC SEC 24-18-15	4710	RANCH PROPERTY
74	305590290	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST MALACHITE 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
75	305600040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST YORK 13.38 AC SEC 25-18-15	4710	RANCH PROPERTY
76	305600050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLCOTT 5.485 AC SEC 25-18-15	4710	RANCH PROPERTY
77	305600060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST HILO CONSOLIDATED 12.19 AC SEC 25-18- 15	4710	RANCH PROPERTY
78	305600070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ELDON 18.984 AC SEC 25-18-15	4710	RANCH PROPERTY
79	305600080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST RAINBOW 7.765 AC SEC 25-18-15	4710	RANCH PROPERTY
80	305600090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST AJAX CON 12.03 AC SEC 25-18-15	4710	RANCH PROPERTY
81	305600100	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CUBA 12.03 AC SEC 25-18-15	4710	RANCH PROPERTY
82	305600110	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST FALLS 16.34 AC SEC 25-18-15	4710	RANCH PROPERTY
83	305600130	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD PUT CON 20.65 AC SEC 25-18-15	4710	RANCH PROPERTY
84	305600140	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST FRANKLIN 20.54 AC SEC 25-18-15	4710	RANCH PROPERTY
85	305600150	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CUSHING 15.04 AC SEC 25-18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
86	305600160	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CENTRAL 17.86 AC SEC 25-18-15	4710	RANCH PROPERTY
87	305600170	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST POTOMAC 20.62 AC SEC 25-18-15	4710	RANCH PROPERTY
88	305610010	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST MARION 20.66 AC SEC 36-18-15	4710	RANCH PROPERTY
89	305610030	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST EXCELSIOR 20.575 AC SEC 36-18-15	4710	RANCH PROPERTY
90	305610040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST EMPIRE 10.21 AC SEC 36-18-15	4710	RANCH PROPERTY
91	305610050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ALTAMONT 20.61 AC SEC 36-18-15	4710	RANCH PROPERTY
92	305610060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST ERIE 19.61 AC SEC 36-18-15	4710	RANCH PROPERTY
93	305610080	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CHICAGO 16.66 AC SEC 36-18-15	4710	RANCH PROPERTY
94	305610090	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST COCONINO 14.10 AC SEC 36-18-15	4710	RANCH PROPERTY
95	305630020	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLUSTEE 20.52 AC SEC 19-18-16	4710	RANCH PROPERTY
96	305630040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST AMOLE 17.921 AC SEC 19-18-16	4710	RANCH PROPERTY
97	305640020	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CHICAGO M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
98	305640030	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST COCONINO M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
99	305640040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD PUT M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
100	305640050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OREGON M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
101	305640060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD PAP M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
102	305640070	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST AJAX CON M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
103	305650020	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST R G INGERSOLL 20.62 AC SEC 30-18-16	4710	RANCH PROPERTY
104	305650040	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST PATRICK HENRY 19.05 AC SEC 30- 18-16	4710	RANCH PROPERTY
105	305660050	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST MOHAWK SILVER 19.76 AC SEC 1-19- 15	4710	RANCH PROPERTY
106	305660060	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST TREMONT 12.86 AC SEC 1-19-15	4710	RANCH PROPERTY
107	307200040	ROSEMONT COPPER CO	SINGING VALLEY IRR PCL IN NW4 NW4 4.97 AC SEC 21-19-16	4717	RANCH PROPERTY MIXED STRUCTURES
108	307205040	ROSEMONT COPPER CO	SINGING VALLEY IRR PCL IN NW4 NW4 4.97 AC SEC 21-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
109	30353008D	ROSEMONT COPPER CO	OLD NOGALES TRIANGLE PTN E250' N1043.77' NE4 NE4 4.38 AC SEC 36-17-13	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
110	30354005B	ROSEMONT COPPER CO	SANRITA SOUTH (SCALESE TRUST) E/2 SW/4 SE/4 EXC S30' FOR RD 19.55 AC SEC 29-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
111	30363013C	ROSEMONT COPPER CO	SANRITA EAST (DAWSON PROP./KANARCO) S723.30' E2 NE4 EXC N292' E487.53' & EXC RDS 16.93 AC SEC 21-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
112	30363013D	ROSEMONT COPPER CO	SANRITA EAST (DAWSON PROP./KANARCO) N292' S723.30' W447.53' E487.53' E2 NE4 3.00 AC SEC 21-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
113	30365003C	ROSEMONT COPPER CO	WILMOT JUNCTION E2 SW4 SE4 EXC E165' M/L 15.00 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
114	30365003E	ROSEMONT COPPER CO	WILMOT JUNCTION E720' SE4 SE4 EXC N60' THEREOF 20.91 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
115	30365003F	ROSEMONT COPPER CO	WILMOT JUNCTION E165' SW4 SE4 & SE4 SE4 EXC 720' THEREOF 23.18 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
116	30365004A	ROSEMONT COPPER CO	WILMOT JUNCTION E2 NE4 SE4 & N60' E2 SE4 SE4 20.91 AC SEC 24-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
117	30367001E	ROSEMONT COPPER CO	OLD NOGALES TRIANGLE N318.87' LOT 1 LYG W HWY 1.16 AC SEC 31-17-14	0315	MIXED COMPLEX 2/MORE RES 1 STORY
118	30367001F	ROSEMONT COPPER CO	OLD NOGALES TRIANGLE THAT PT OF LOT 1 LYG W OF HWY EXC N465.5' &S277' THEREFROM 1.28 AC SEC 31-17-14 (DIST 6391/827 TERM; 9880/935 D; 9880/939)	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
119	30367002G	ROSEMONT COPPER CO	OLD NOGALES TRIANGLE PT OF LOT 2 LYG W OF HWY .26 AC SEC 31-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
120	30367003B	ROSEMONT COPPER CO	OLD NOGALES TRIANGLE S146.68' OF N465.55' OF THAT PTN OF LOT 1 LYG W OF HWY .47 AC SEC 31-17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
121	30367004B	ROSEMONT COPPER CO	OLD NOGALES TRIANGLEN217' S277' LOT 1 LYG W OF HWY .25 AC SEC 31- 17-14	0014	VACANT RESIDENTIAL RURAL NON- SUBDIVIDED
122	30553004D	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) NE4 NW4 40.00 AC SEC 27-18-15	4710	RANCH PROPERTY
123	30553004H	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) NE4 NE4 40.00 AC SEC 27-18-15	4710	RANCH PROPERTY
124	30554012A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST BLUE POINT 19.288 AC SEC 13-18-15	4710	RANCH PROPERTY
125	30555012A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST HEAVY WEIGHT M S 5 AC SEC 14-18-15	4710	RANCH PROPERTY
126	30557004B	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) W2 NE4 SW4 NE4 5.00 AC SEC 22-18- 15	4710	RANCH PROPERTY
127	30557004C	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (ADC/CALICA) S2 SW4 NE4 & GLO LOT 5 52.48 AC SEC 22-18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
128	30557004D	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (HELVETIA RANCH KILGORE/ANDERSEN) NW4 SW4 NE4 10.00 AC SEC 22-18- 15	4710	RANCH PROPERTY
129	30557005B	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) E2 SE4 NW4 20 AC SEC 22-18-15	4710	RANCH PROPERTY
130	30557013B	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) NW4 SW4 EXC W2 NW4 THEREOF 35.00 AC SEC 22-18-15	4710	RANCH PROPERTY
131	30557013C	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) SW4 SW4 40.00 AC SEC 22-18-15	4710	RANCH PROPERTY
132	30557013D	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (SUTTLES) W2 NE4 SW4 20 AC SEC 22-18-15	4714	RANCH PROPERTY W/ SECURED MFD HOME
133	30557013E	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (AVRA VALLEY/LEBRECHT) W2 NW4 SE4 & E2 NE4 SW4 40 AC SEC 22-18-15	4710	RANCH PROPERTY
134	30557022C	ROSEMONT COPPER CO	HELVETIA RANCH ANNEX (MAATR) NE4 SE4 40.00 AC SEC 22-18-15	4710	RANCH PROPERTY
135	30558021A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST TELEPHONE M S EXC SLY PTN 4.61 AC SEC 23-18-15	4710	RANCH PROPERTY
136	30558023A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST RECORDER M S EXC NLY PTN 2.64 AC SEC 23-18-15	4710	RANCH PROPERTY
137	30558023B	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST PTN S CNTL TELEPHONE MS & PTN N2 RECORDER MS & PTN NWLY AMERICAN MS 3.83 AC SEC 23-18-15	4710	RANCH PROPERTY
138	30558024A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST AMERICAN M S EXC NWLY PTN 4.54 AC SEC 23-18-15	4710	RANCH PROPERTY
139	30558034C	ROSEMONT COPPER CO	PIPELINE TRIANGLE NLY PTN Lot 3 2.19 AC SEC 23-18-15	4710	RANCH PROPERTY
140	30559021A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OMEGA FIRST EXT SOUTH 20.66 AC SEC 24-18-15	4710	RANCH PROPERTY
141	30560003A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAYLIGHT EXC PTN IN SEC 30-18-16 13.21 AC SEC 25-18-15	4710	RANCH PROPERTY
142	30560003B	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAYLIGHT 5.96 AC SEC 30-18-16	4710	RANCH PROPERTY
143	30560012A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OLD PAP COPPER 20.65AC SEC 25-18-15	4710	RANCH PROPERTY
144	30560012D	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST FALLS NO 2 7.32 AC SEC 25-18-15	4710	RANCH PROPERTY
145	30560012F	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST WEDGE NO 2 1.28 AC SEC 25-18-15	4710	RANCH PROPERTY
146	30560012G	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST WEDGE 6.60 AC SEC 25-18-15	4710	RANCH PROPERTY
147	30560012H	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA FRACTION .98 AC SEC 25-18-15	4710	RANCH PROPERTY
148	30560012J	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #13 10.52 AC SEC 25-18-15	4710	RANCH PROPERTY
149	30561007A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST OREGON COPPER 16.08 AC SEC 36- 18-15	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
150	30561007D	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #15 13.59 AC SEC 36-18-15	4710	RANCH PROPERTY
151	30561007E	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #14 19.16 AC SEC 36-18-15	4710	RANCH PROPERTY
152	30561007F	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #12 19.62 AC SEC 36-18-15	4710	RANCH PROPERTY
153	30561007G	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST LAST CHANCE NO 1 15.60 AC SEC 36-18-15	4710	RANCH PROPERTY
154	30561007H	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST LAST CHANCE NO 2 18.27 AC SEC 36-18-15	4710	RANCH PROPERTY
155	30561007J	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #26 20.03 AC SEC 36-18-15	4710	RANCH PROPERTY
156	30561007K	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #27 18.76 AC SEC 36-18-15	4710	RANCH PROPERTY
157	30561007L	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #28 18.57 AC SEC 36-18-15	4710	RANCH PROPERTY
158	30562008C	ROSEMONT COPPER CO	ROSEMONT RANCH (HIDDEN VALLEY) NELY PTN NE4 60.15 AC SEC 21-18- 16	4710 to 4717	RANCH PROPERTY MIXED STRUCTURES
159	30562008F	ROSEMONT COPPER CO	ROSEMONT RANCH (HIDDEN VALLEY) NW4 NE4 EXC W660.84' E1090.84' S330' THEREOF 35.06 AC SEC 21-18- 16	4710 to 4717	RANCH PROPERTY MIXED STRUCTURES
160	30562008G	ROSEMONT COPPER CO	ROSEMONT RANCH (HIDDEN VALLEY)W660.84' E1090.84' S330' NW4 NE4 5.01 AC SEC 21-18-16	4710 to 4717	RANCH PROPERTY MIXED STRUCTURES
161	30562008H	ROSEMONT COPPER CO	ROSEMONT RANCH (HIDDEN VALLEY) SWLY PTN NE4 EXC W1161.94' 24.88 AC SEC 21-18-16	4710	RANCH PROPERTY
162	30562008J	ROSEMONT COPPER CO	ROSEMONT RANCH (HIDDEN VALLEY) W1161.94' SWLY PT NE4 SEC 21-18- 16 35.27 AC	4710	RANCH PROPERTY
163	30562012A	ROSEMONT COPPER CO	ROSEMONT RANCH SE4 NW4 SW4 & SW4 NE4 SW4 SEC 32-18-16 20.00 AC	4710	RANCH PROPERTY
164	30562012C	ROSEMONT COPPER CO	ROSEMONT RANCH E2 NW4 & SW4 NW4 & N2 N2 SW4 & SW4 NW4 SW4 & SE4 NE4 SW4 180 AC SEC 32-18-16	4710	RANCH PROPERTY
165	30562034C	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #16 18.92 AC SEC 31-18-16	4710	RANCH PROPERTY
166	30562034D	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #15 6.44 AC SEC 31-18-16	4710	RANCH PROPERTY
167	30562034E	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #28 2.01 AC SEC 31-18-16	4710	RANCH PROPERTY
168	30562034F	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #13 7.51 AC SEC 31-18-16	4710	RANCH PROPERTY
169	30563003A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST CUPRITE 20.66 AC SEC 19-18-16	4710	RANCH PROPERTY
170	30564008A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST FRANKLIN M S 5 AC SEC 29-18-16	4710	RANCH PROPERTY
171	30565003A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST LA FAYETTE 13.95 AC SEC 30-18-16	4710	RANCH PROPERTY

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
172	30565003D	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #4 19 AC SEC 30-18-16	4710	RANCH PROPERTY
173	30565003E	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #5 19.02 AC SEC 30-18-16	4710	RANCH PROPERTY
174	30565003F	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #6 18.99 AC SEC 30-18-16	4710	RANCH PROPERTY
175	30565003G	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #8A 3.66 AC SEC 25-18-15	4710	RANCH PROPERTY
176	30565003H	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #9 SEC 31 & 30-18-16 EXC PTN IN SEC 25-18-15 19.58 AC	4710	RANCH PROPERTY
177	30565003J	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #10 20.56 AC SEC 30 & 31-18- 16	4710	RANCH PROPERTY
178	30565003K	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #11 20.56 AC SEC 30 & 31-18- 16	4710	RANCH PROPERTY
179	30565003L	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #8A 10.75 AC SEC 25-18-15 (S/B 30-18-16) EXC PTN IN SEC 25- 18-15)	4710	RANCH PROPERTY
180	30565003M	ROSEMONT COPPER CO	US PAT MINE HELVETIA DIST SANTA RITA #9 1.02 AC SEC 25-18-15	4710	RANCH PROPERTY
181	30565005A	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAN WEBSTER 15.19 AC SEC 30 T18S R16E EXC PTN SEC 25-18-15	4710	RANCH PROPERTY
182	30565005B	ROSEMONT COPPER CO	U S PAT MINE HELVETIA DIST DAN WEBSTER 3.77 AC SEC 25-18-15 EXC PTN SEC 30-18-16	4710	RANCH PROPERTY
183	30717001G	ROSEMONT COPPER CO	SINGING VALLEY PTN E1511.07' W2589.96' N1100' S2 36.15 AC, SEC 16-19-16 AKA PCL 206 OF SINGING VALLEY CENTRAL RS 5/6	4710	RANCH PROPERTY
184	30717001K	ROSEMONT COPPER CO	SINGING VALLEY PCL LYG ADJ TO SW CORNER SW4 SW4 EXC RD 5.40 AC SEC 16-19-16	4710	RANCH PROPERTY
185	30717001N	ROSEMONT COPPER CO	SINGING VALLEY CENT PT SW4 SW4 LYG N OF & ADJ TO GREATERVILLE RD 1.89 AC SEC 16-19-16	4710	RANCH PROPERTY
186	30717501K	ROSEMONT COPPER CO	SINGING VALLEY PCL LYG ADJ TO SW CORNER SW4 SW4 EXC RD 5.40 AC SEC 16-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY
187	30717501N	ROSEMONT COPPER CO	SINGING VALLEY CENT PT SW4 SW4 LYG N OF & ADJ TO GREATERVILLE RD 1.89 AC SEC 16-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY
188	30718003D	ROSEMONT COPPER CO	SINGING VALLEY SLY PTN E770' SE4 EXC RD 10.45 AC SEC 17-19-16	4710	RANCH PROPERTY
189	30718503D	ROSEMONT COPPER CO	SINGING VALLEY SLY PTN E770' SE4 EXC RD 10.45 AC SEC 17-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY
190	30720003D	ROSEMONT COPPER CO	SINGING VALLEY IRR PT NW4 LYG ADJ TO NW COR 52.47 AC SEC 21-19-16	4710	RANCH PROPERTY
191	30720003F	ROSEMONT COPPER CO	SINGING VALLEY PCL ADJ TO N LINE LYG ADJ TO & SW OF GREATERVILLE RD NW4 .03 AC SEC 21-19-16	8800	LIMITED USE- WELL/TOWER SITES PVT ROADS ETC

No.	PIMA COUNTY PARCEL ID	TAXPAYER	ASSESSOR PARCEL DESCRIPTION	USE CODE	USE DEFINITION
192	30720503D	ROSEMONT COPPER CO	SINGING VALLEY PT NW4 LYG ADJ TO NW CORNER 52.47 AC SEC 21-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY
193	30720503F	ROSEMONT COPPER CO	SINGING VALLEY PCL ADJ TO N LINE LYG ADJ TO & SW OF GREATERVILLE RD NW 4 .03 AC SEC 21-19-16 (MINERAL RIGHTS ONLY)	6800	MINERAL RIGHTS ONLY

2.	Unpatented Mining Claims

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
1	York Fraction	2022	340	AMC2198
	York Fraction/Amended	5436	804
2	Travis #1	1983	253	AMC2199
	Travis #1/Second Amended	5436	806
3	Jim	995	391	AMC2200
	Jim/Amended	5436	802
4	Isle Royal Fraction	2054	188	AMC2201
	Isle Royal Fraction/Amended	5436	808
5	Indian Club Fraction	2054	187	AMC2202
	Indian Club Fraction/Amended	5436	809
6	Pilot Fraction	2051	261	AMC2203
	Pilot Fraction/Amended	5436	810
7	A.O.T. Fraction	2054	186	AMC2204
	A.O.T. Fraction/Amended	5436	811
8	Malachite Fraction	2110	263	AMC2211
	Malachite Fraction/Amended	5436	807
9	MAX 121 B/Relocation	5609	574	AMC13284
10	MAX 123 B/Relocation	5609	576	AMC13286
11	MAX 125 B/Relocation	5609	578	AMC13288
12	MAX 126 B/Relocation	5609	579	AMC13289
13	MAX 127 B/Relocation	5609	580	AMC13290
14	MAX 128 B/Relocation	5609	581	AMC13291
15	MAX 129 B/Relocation	5609	582	AMC13292
	MAX 129 B/Amended	6126	1202-1203
16	MAX 130 B/Relocation	5609	583	AMC13293
17	MAX 131 B/Relocation	5609	584	AMC13294
18	MAX 132 B/Relocation	5609	585	AMC13295
19	MAX 133 B/Relocation	5609	586	AMC13296
20	MAX 134 B/Relocation	5609	587	AMC13297
21	MAX 135 B/Relocation	5609	588	AMC13298
22	MAX 136 B/Relocation	5609	589	AMC13299
23	MAX 137 B/Relocation	5609	590	AMC13300
24	MAX 138 B/Relocation	5609	591	AMC13301
25	MAX 139 B/Relocation	5609	592	AMC13302
26	MAX 140 B/Relocation	5609	593	AMC13303
27	MAX 141 B/Relocation	5609	594	AMC13304
28	MAX 142 B/Relocation	5609	595	AMC13305
29	MAX 143 B/Relocation	5609	596	AMC13306
30	MAX 144 B/Relocation	5609	597	AMC13307
31	MAX 145 B/Relocation	5609	598	AMC13308
32	MAX 146 B/Relocation	5609	599	AMC13309
33	MAX 147 B/Relocation	5609	600	AMC13310
34	MAX 148 B/Relocation	5609	601	AMC13311
35	MAX 149 B/Relocation	5609	602	AMC13312
36	MAX 150 B/Relocation	5609	603	AMC13313
	MAX 150 B/Amended	7073	604-605
37	MAX 151 B/Relocation	5609	604	AMC13314
38	MAX 152 B/Relocation	5609	605	AMC13315
	MAX 152 B/Amended	7073	606-607
39	MAX 153 B/Relocation	5609	606	AMC13316
40	MAX 154 B/Relocation	5609	607	AMC13317
	MAX 154 B/Amended	7073	608-609
41	MAX 155 B/Relocation	5609	608	AMC13318
42	MAX 156 B/Relocation	5609	609	AMC13319
	MAX 156 B/Amended	7073	610-611
43	Rosaland	314	120	AMC14972
	Rosaland/Amended	1062	539
44	Michael M	314	117	AMC14973
	Michael M/Amended	1062	540

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
45	Lydia J	314	119	AMC14974
	Lydia J/Amended	1062	541
46	Ida D	314	118	AMC14975
	Ida D/Amended	1062	542
47	D & D #1	759	202	AMC14976
	D & D #1/Amended	1062	543
48	D & D II	759	201	AMC14977
	D & D II/Amended	1062	544
49	Frijole	300	277	AMC14978
	Frijole/Amended	1062	545
50	Frijole II	1062	546	AMC14979
51	Frijole III	1062	547	AMC14980
52	Frijole IV	1062	548	AMC14981
53	Frijole V	1062	549	AMC14982
54	Frijole VII	1062	551	AMC14984
55	Frijole VIII	1062	552	AMC14985
56	Frijole IX	1062	553	AMC14986
57	Frijole X	1070	494	AMC14987
58	Frijole XI	1454	349	AMC14988
59	Frijole XI Extension	1454	350	AMC14989
60	Deering Springs No. 2 A/Relocation	5636	741	AMC15002
61	Deering Springs No. 4 A/Relocation	5636	742	AMC15003
62	Deering Springs No. 6 A/Relocation	5636	743	AMC15004
63	Deering Springs No. 8 A/Relocation	5636	744	AMC15005
64	Deering Springs No. 10 A/Relocation	5636	745	AMC15006
65	Deering Springs No. 12 A/Relocation	5636	746	AMC15007
66	Deering Springs No. 14 A/Relocation	5636	747	AMC15008
67	Deering Springs No. 15 A/Relocation	5636	748	AMC15009
68	Deering Springs No. 16 A/Relocation	5636	749	AMC15010
69	Deering Springs No. 17 A/Relocation	5636	750	AMC15011
	Deering Springs No. 17 A/Amended	6126	1204-1205
70	Deering Springs No. 21 A/Relocation	5636	751	AMC15012
71	Deering Springs No. 22 A/Relocation	5636	752	AMC15013
72	Deering Springs No. 23 A/Relocation	5636	753	AMC15014
73	Deering Springs No. 24 A/Relocation	5636	754	AMC15015
74	Deering Springs No. 25 A/Relocation	5636	755	AMC15016
75	Deering Springs No. 26 A/Relocation	5636	756	AMC15017
76	Deering Springs No. 27 A/Relocation	5636	757	AMC15018
77	Deering Springs No. 28 A/Relocation	5636	758	AMC15019
	Deering Springs No. 28 A/Amended	6126	1206-1207
78	Deering Springs No. 29 A/Relocation	5636	759	AMC15020
79	Deering Springs No. 30 A/Relocation	5636	760	AMC15021
80	Deering Springs No. 31 A/Relocation	5636	761	AMC15022
81	Deering Springs No. 32 A/Relocation	5636	762	AMC15023
82	Deering Springs No. 33 A/Relocation	5636	763	AMC15024
83	Deering Springs No. 34 A/Relocation	5636	764	AMC15025
84	Deering Springs No. 35 A/Relocation	5636	765	AMC15026
85	Deering Springs No. 36 A/Relocation	5636	766	AMC15027
86	Deering Springs No. 37 A/Relocation	5636	767	AMC15028
87	Deering Springs No. 38 A/Relocation	5636	768	AMC15029
88	Deering Springs No. 39 A/Relocation	5636	769	AMC15030
89	Deering Springs No. 42 A/Relocation	5636	770	AMC15031
90	Deering Springs No. 51 A/Relocation	5636	771	AMC15032
91	Deering Springs No. 52 A/Relocation	5636	772	AMC15033
92	Kid 1	3368	529	AMC25210
93	Kid 2	3368	530	AMC25211
94	Kid 3	3368	531	AMC25212
95	Kid 4	3368	532	AMC25213
96	Kid 5	3368	533	AMC25214
97	Kid 6	3368	534	AMC25215
98	Kid 7	3368	535	AMC25216
99	Kid 8	3368	537	AMC25217
100	Kid 9	3368	536	AMC25218
101	Kid 10	3368	538	AMC25219

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
102	Kid 11	3368	539	AMC25220
103	Kid 12	3368	540	AMC25221
104	Kid 13	3368	541	AMC25222
105	Kid 14	3368	542	AMC25223
106	Kid 15	3368	543	AMC25224
107	Kid 16	3368	544	AMC25225
108	Kid 17	3368	545	AMC25226
109	Kid 18	3368	546	AMC25227
110	Kid 19	3368	547	AMC25228
111	Kid 20	3368	548	AMC25229
112	Kid 21	3368	549	AMC25230
113	Kid 22	3368	550	AMC25231
114	Kid 23	3368	551	AMC25232
115	Kid 24	3368	552	AMC25233
116	Kid 25	3368	553	AMC25234
117	Kid 26	3368	554	AMC25235
118	Kid 27	3368	555	AMC25236
119	Kid 28	3368	556	AMC25237
120	Kid 29	3368	557	AMC25238
	Kid 29/Amended	6216	1001-1002
121	Kid 34	3368	562	AMC25243
122	Kid 35	3368	563	AMC25244
123	Kid 36	3368	564	AMC25245
124	Kid 37	3368	565	AMC25246
125	Kid 38	3368	566	AMC25247
126	Kid 39	3368	567	AMC25248
127	Kid 40	3368	568	AMC25249
128	Kid 41	3368	569	AMC25250
129	Kid 42	3368	570	AMC25251
130	Kid 43	3368	571	AMC25252
131	Kid 44	3368	572	AMC25253
132	Kid 45	3368	573	AMC25254
133	Kid 46	3368	574	AMC25255
	Kid 46/Amended	6216	1003-1004
134	Kid 47	3368	575	AMC25256
	Kid 47/Amended	6216	1005-1006
135	Wasp 52	3786	52	AMC25257
	Wasp 52/Amended	6216	955-956
136	Wasp 53	3786	53	AMC25258
	Wasp 53/Amended	6216	957-958
137	Wasp 54	3786	54	AMC25259
138	Wasp 55	3786	55	AMC25260
139	Wasp 56	3786	56	AMC25261
140	Wasp 57	3786	57	AMC25262
141	Wasp 58	3786	58	AMC25263
	Wasp 58/Amended	3842	133
142	Wasp 60	3786	59	AMC25264
	Wasp 60/Amended	6216	959-960
143	Wasp 61	3786	60	AMC25265
	Wasp 61/Amended	6216	961-962
144	Wasp 101	3786	63	AMC25268
145	Wasp 102	3786	64	AMC25269
146	Wasp 103	3786	65	AMC25270
147	Wasp 104	3786	66	AMC25271
148	Wasp 105	3786	67	AMC25272
149	Wasp 106	3786	68	AMC25273
150	Wasp 107	3786	69	AMC25274
151	Wasp 111	3786	70	AMC25275
152	Wasp 112	3786	71	AMC25276
153	Wasp 113	3786	72	AMC25277
154	Wasp 114	3786	73	AMC25278
155	Wasp 115	3786	74	AMC25279
156	Wasp 116	3786	75	AMC25280
157	Wasp 117	3786	76	AMC25281

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
158	Wasp 118	3786	77	AMC25282
159	Wasp 119	3786	78	AMC25283
160	Wasp 120	3786	79	AMC25284
161	Wasp 121	3786	80	AMC25285
162	Wasp 122	3786	81	AMC25286
163	Wasp 123	3786	82	AMC25287
164	Wasp 124	3786	83	AMC25288
165	Wasp 125	3786	84	AMC25289
166	Wasp 126	3786	85	AMC25290
167	Wasp 127	3786	86	AMC25291
168	Wasp 128	3786	87	AMC25292
169	Wasp 129	3786	88	AMC25293
170	Wasp 130	3786	89	AMC25294
171	Wasp 201	3786	90	AMC25295
172	Wasp 202	3786	91	AMC25296
173	Wasp 203	3786	92	AMC25297
174	Wasp 204	3786	93	AMC25298
175	Wasp 205	3786	94	AMC25299
176	Wasp 206	3786	95	AMC25300
177	Wasp 207	3786	96	AMC25301
178	Wasp 208	3786	97	AMC25302
179	Wasp 209	3786	98	AMC25303
180	Wasp 210	3786	99	AMC25304
181	Wasp 211	3786	100	AMC25305
182	Wasp 212	3786	101	AMC25306
183	Wasp 213	3786	102	AMC25307
184	Wasp 214	3786	103	AMC25308
185	Wasp 215	3786	104	AMC25309
186	Wasp 216	3786	105	AMC25310
187	Wasp 217	3786	106	AMC25311
188	Wasp 218	3786	107	AMC25312
189	Wasp 313	3786	144	AMC25349
190	Wasp 315	3786	146	AMC25351
191	Wasp 317	3786	148	AMC25353
192	Wasp 319	3786	150	AMC25355
	Wasp 319/Amended	6216	975-976
193	Wasp 321	3786	152	AMC25357
	Wasp 321/Amended	6216	977-978
194	Wasp 323	3786	154	AMC25359
	Wasp 323/Amended	6216	979-980
195	Wasp 325	3786	156	AMC25361
	Wasp 325/Amended	6216	981-982
196	Wasp 327	3786	158	AMC25363
	Wasp 327/Amended	6216	983-984
197	Wasp 329	3786	160	AMC25365
	Wasp 329/Amended	6216	985-986
198	Wasp 331	3786	162	AMC25367
	Wasp 331/Amended	6216	987-988
199	Wasp 333	3786	164	AMC25369
	Wasp 333/Amended	6216	989-990
200	Wasp 335	3786	166	AMC25371
	Wasp 335/Amended	6216	991-992
201	Wasp 337	3786	168	AMC25373
	Wasp 337/Amended	6216	993-994
202	Wasp 339	3786	170	AMC25375
	Wasp 339/Amended	6216	995-996
203	Wasp 341	3786	172	AMC25377
204	Wasp 343	3786	174	AMC25379
205	Wasp 344	3786	175	AMC25380
206	Wasp 345	3786	176	AMC25381
207	Wasp 346	3786	177	AMC25382
208	Wasp 347	3786	178	AMC25383
209	Wasp 348	3786	179	AMC25384
210	Wasp 349	3786	180	AMC25385

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
211	Wasp 350	3786	181	AMC25386
212	Wasp 351	3786	182	AMC25387
213	Wasp 352	3786	183	AMC25388
214	Wasp 353	3786	184	AMC25389
215	Wasp 354	3786	185	AMC25390
216	Max 41	4792	584	AMC25662
217	Max 43	4792	586	AMC25664
218	Max 45	4792	588	AMC25666
219	Max 47	4792	590	AMC25668
220	Max 49	4792	592	AMC25670
221	Max 71	4792	614	AMC25692
222	Max 72	4792	615	AMC25693
223	Max 73	4792	616	AMC25694
224	Max 74	4792	617	AMC25695
225	Max 75	4792	618	AMC25696
226	Max 76	4792	619	AMC25697
227	Max 77	4792	620	AMC25698
228	Max 78	4792	621	AMC25699
229	Max 79	4792	622	AMC25700
230	Max 80	4792	623	AMC25701
231	Max 81	4792	624	AMC25702
232	Max 82	4792	625	AMC25703
233	Max 83	4792	626	AMC25704
234	Max 84	4792	627	AMC25705
235	Max 85	4792	628	AMC25706
236	Max 86	4792	629	AMC25707
237	Max 87	4792	630	AMC25708
238	Max 88	4792	631	AMC25709
239	Max 89	4792	632	AMC25710
240	Max 90	4792	633	AMC25711
241	Max 91	4792	634	AMC25712
242	Max 93	4792	636	AMC25714
243	Max 95	4792	638	AMC25716
244	Max 97	4792	640	AMC25718
245	Max 99	4792	642	AMC25720
246	Max 101	4792	644	AMC25722
247	Max 102	4792	645	AMC25723
248	Max 103	4792	646	AMC25724
249	Max 104	4792	647	AMC25725
250	Max 105	4792	648	AMC25726
251	Max 106	4792	649	AMC25727
252	Max 107	4792	650	AMC25728
253	Max 108	4792	651	AMC25729
254	Max 109	4792	652	AMC25730
255	Max 110	4792	653	AMC25731
256	Max 111	4792	654	AMC25732
257	Max 112	4792	655	AMC25733
258	Max 113	4792	656	AMC25734
259	Max 114	4792	657	AMC25735
260	Max 115	4792	658	AMC25736
261	Max 116	4792	659	AMC25737
262	Max 117	4792	660	AMC25738
263	Max 118	4792	661	AMC25739
264	Max 119	4792	662	AMC25740
265	Max 120	4792	663	AMC25741
266	Elk 1	3368	576	AMC27423
267	Elk 2	3368	577	AMC27424
268	Elk 3	3368	578	AMC27425
269	Elk 4	3368	579	AMC27426
270	Elk 5	3368	580	AMC27427
271	Elk 6	3368	581	AMC27428
272	Elk 35	3368	610	AMC27451
	Elk 35/Amended	6121	1273-1274
273	Elk 36	3368	611	AMC27452

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
274	Elk 37	3368	612	AMC27453
275	Elk 39	3368	614	AMC27455
276	Elk 41	3368	616	AMC27457
277	Elk 43	3368	618	AMC27459
278	Elk 45	3368	620	AMC27461
279	Elk 70	3368	645	AMC27465
280	Elk 71	3368	646	AMC27466
281	Elk 72	3368	647	AMC27467
282	Elk 73	3368	648	AMC27468
283	Elk 74	3368	649	AMC27469
284	Elk 75	3368	650	AMC27470
285	Elk 76	3368	651	AMC27471
286	Elk 77	3368	652	AMC27472
287	Elk 78	3368	653	AMC27473
288	Elk 79	3368	654	AMC27474
289	Elk 80	3368	655	AMC27475
290	Elk 81	3368	656	AMC27476
291	Elk 83	3368	658	AMC27478
292	Elk 85	3368	660	AMC27480
293	Elk 87	3368	662	AMC27482
294	Alpine #5	2221	495	AMC27513
	Alpine #5/Amended	6121	1283-1284
295	Alpine #6	2221	496	AMC27514
	Alpine #6/Amended	6121	1285-1286
296	Alpine #7	2221	497	AMC27515
	Alpine #7/Amended	6121	1287-1288
297	Alpine #8	2221	498	AMC27516
	Alpine #8/Amended	6121	1289-1290
298	Alpine #9	2221	499	AMC27517
	Alpine #9/Amended	6121	1291-1292
299	Alpine #10	2221	500	AMC27518
	Alpine #10/Amended	6121	1293-1294
300	Alpine #11	2221	501	AMC27519
	Alpine #11/Amended	6121	1295-1296
301	Alpine #12	2221	502	AMC27520
	Alpine #12/Amended	6121	1297-1298
302	Alpine #13	2221	503	AMC27521
303	Alpine #14	2221	504	AMC27522
304	Alpine #15	2221	505	AMC27523
305	Alpine #16	2221	506	AMC27524
306	Alpine #17	2221	507	AMC27525
307	Alpine #18	2221	508	AMC27526
308	Alpine #19	2230	138	AMC27527
309	Alpine #20	2230	139	AMC27528
310	Alpine #21	2230	140	AMC27529
311	Alpine #22	2230	141	AMC27530
312	Alpine #23	2230	142	AMC27531
313	Alpine #24	2230	143	AMC27532
314	Santa Rita Wedge	5901	1379	AMC28871
315	Buzzard No. 5	2089	294	AMC36021
316	Shadow #4	2827	66	AMC36025
317	John 1	3934	508	AMC36026
318	John 2	3934	509	AMC36027
319	Flying Dutchman No. 2	2089	295	AMC36028
320	Flying Dutchman No. 3	2089	296	AMC36029
321	Flying Dutchman No. 4	2089	297	AMC36030
322	Flying Dutchman No. 5	2089	298	AMC36031
323	Flying Dutchman No. 6	2089	299	AMC36032
	Flying Dutchman No. 6/Amended	6121	1267-1268
324	Black Bess No. 2	2089	290	AMC36034
325	K.W.L.	2078	442	AMC36036
326	G.E.J.	2078	443	AMC36037
327	R.F.E.	2078	444	AMC36038
328	R.C.M.	2078	445	AMC36039

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
329	Sycamore #1	2078	446	AMC36040
330	Sycamore #2	2078	447	AMC36041
331	Sycamore #3	2078	448	AMC36042
332	Sycamore #4	2078	449	AMC36043
	Sycamore #4/Amended	6121	1299-1300
333	Sycamore #5	2078	450	AMC36044
	Sycamore #5/Amended	6121	1301-1302
334	Sycamore #6	2078	451	AMC36045
	Sycamore #6/Amended	6121	1303-1304
335	Sycamore #7	2078	452	AMC36046
	Sycamore #7/Amended	6121	1305-1306
336	Sycamore #8	2078	453	AMC36047
	Sycamore #8/Amended	6121	1307-1308
337	Sycamore #9	2078	454	AMC36048
338	Sycamore #10	2078	455	AMC36049
339	Sycamore #11	2078	456	AMC36050
340	Sycamore #12	2078	457	AMC36051
341	Naragansett Extension #1	937	372	AMC36052
342	Naragansett Ext. #2	937	373	AMC36053
343	Naragansett Extension #3	937	374	AMC36054
344	Naragansett Extension #4	937	375	AMC36055
345	Naragansett Extension #5	937	376	AMC36056
346	Naragansett Extension #6	937	377	AMC36057
347	Naragansett Extension #7	937	378	AMC36058
348	Naragansett Extension #8	937	379	AMC36059
349	Narragansett Ext. No. 9	2020	358	AMC36060
350	Schwab Extension #1 North West	1271	92	AMC36061
351	Rocky 1	3726	117	AMC36062
352	Amole No. 2	2051	262	AMC36063
353	Falls No. 3	2110	267	AMC36065
354	Falls No. 4	2110	268	AMC36066
355	Perry No. 1	2112	11	AMC36067
356	Perry #2	2112	12	AMC36068
357	Perry #3	2112	13	AMC36069
358	Perry #4	2112	14	AMC36070
359	Perry #7	2112	17	AMC36073
360	Perry #8	2112	18	AMC36074
361	Perry #9	2112	19	AMC36075
362	Perry #10	2112	20	AMC36076
363	Perry #11	2112	21	AMC36077
364	Perry #12	2112	22	AMC36078
365	Perry #15	2112	25	AMC36081
	Perry #15/Amended	2139	441
366	Perry #16	2112	26	AMC36082
367	Perry #17	2112	27	AMC36083
368	Perry #18	2112	28	AMC36084
	Perry #18/Amended	2139	442
369	Gunsite 1-A	1980	353	AMC36086
370	Gunsite No. 2	1941	339	AMC36087
	Gunsite No. 2/Amended	1980	354
371	Gunsite No. 3	1941	340	AMC36088
372	Gunsite No. 4	1941	341	AMC36089
373	Gunsite 5A	2022	341	AMC36090
374	Gunsite 6-B	2110	264	AMC36091
375	Gunsite No. 7	1941	344	AMC36092
376	Gunsite 7A	2411	174	AMC36093
377	Gunsite No. 8	1941	345	AMC36094
378	Gunsite No. 9	1941	346	AMC36095
379	Gunsite No. 10	1941	347	AMC36096
380	Gunsite No. 11	1941	348	AMC36097
381	Gunsite No. 12	1941	349	AMC36098
382	Gunsite No. 13	1941	350	AMC36099
383	Gunsite No. 14	1941	351	AMC36100
384	Gunsite No. 15	1941	352	AMC36101

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
385	Gunsite No. 16	1941	353	AMC36102
386	Gunsite No. 17	1941	354	AMC36103
387	Gunsite No. 18	1941	355	AMC36104
388	Gunsite No. 19	1941	356	AMC36105
389	Gunsite No. 20	1941	357	AMC36106
390	Gunsite No. 21	1941	358	AMC36107
391	Gunsite No. 22	1941	359	AMC36108
392	Gunsight No. 23	1967	324	AMC36109
	Gunsight No. 23/Amended	2022	343
393	Gunsite No. 24	1943	14	AMC36110
	Gunsite #24/Amended	1980	355
394	Gunsite No. 25	1943	15	AMC36111
395	Gunsite No. 26	1943	16	AMC36112
396	Gunsite No. 27	1943	13	AMC36113
397	Gunsight No. 28	1967	325	AMC36114
398	Gunsight No. 29	1967	326	AMC36115
399	Gunsight No. 30	1967	327	AMC36116
400	Gunsight No. 31	1967	328	AMC36117
401	Gunsight No. 32	1967	329	AMC36118
402	Gunsight No. 33	1967	330	AMC36119
403	Gunsight No. 35	1967	332	AMC36121
404	Gunsight No. 36	1967	333	AMC36122
405	Gunsight No. 37	1967	334	AMC36123
406	Gunsight No. 38	1967	335	AMC36124
407	Gunsight No. 39	1967	336	AMC36125
408	Gunsight No. 40	1967	337	AMC36126
409	Gunsight No. 41	1967	338	AMC36127
410	Gunsight No. 42	1967	339	AMC36128
411	Gunsight No. 43	1967	340	AMC36129
412	Gunsight 44	1994	152	AMC36130
	Gunsight 44/Amended	6420	1007-1008
413	Gunsight #45	1994	153	AMC36131
	Gunsight #45/Amended	6420	1009-1010
414	Gunsight #46	1994	154	AMC36132
415	Gunsight #47	1994	155	AMC36133
416	Gunsight #48	1994	156	AMC36134
417	Gunsight #49	1994	157	AMC36135
418	Gunsight #50	1994	158	AMC36136
	Gunsight No. 50/Amended	2078	464
419	Williams Folly	5406	878	AMC36137
420	Williams Folly #2	5406	879	AMC36138
421	Santa Rita #1	2148	520	AMC46740
422	Santa Rita #2	2148	521	AMC46741
423	Santa Rita #3	2148	522	AMC46742
424	Santa Rita #7	2148	526	AMC46746
425	Santa Rita #17	2148	536	AMC46756
426	Santa Rita #18	2148	537	AMC46757
427	Santa Rita #19	2148	538	AMC46758
428	Santa Rita #20	2148	539	AMC46759
429	Santa Rita #21	2148	540	AMC46760
430	Santa Rita #22	2148	541	AMC46761
431	Santa Rita #23	2148	542	AMC46762
432	Santa Rita #24	2148	543	AMC46763
433	Santa Rita #25	2148	544	AMC46764
434	Santa Rita #29	2148	548	AMC46768
435	Santa Rita #30	2148	549	AMC46769
436	Santa Rita #31	2148	550	AMC46770
437	Catalina #1	2148	518	AMC46771
438	Catalina #2	2148	517	AMC46772
439	Catalina #3	2148	516	AMC46773
440	Catalina #4	2148	515	AMC46774
441	Catalina #5A	2170	437	AMC46775
442	Catalina #6A	2170	435	AMC46776
443	Catalina #7	2148	512	AMC46777

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
444	Catalina #8	2148	511	AMC46778
445	Fred Bennett	936	425	AMC46779
446	Fred Bennett	712	107	AMC46780
	Fred Bennett/Amended	2110	262
447	Rosemont #9	936	424	AMC46781
	Rosemont #9/Amended	2078	466
448	Rosemont #11	936	420	AMC46782
449	Rosemont 11-A	2078	458	AMC46783
450	Rosemont #12	936	431	AMC46784
	Rosemont #12/Amended	2078	467
451	Rosemont #13	936	434	AMC46785
	Rosemont #13/Amended	2078	468
452	Rosemont #15	936	429	AMC46786
	Rosemont #15/Amended	2078	469
453	Rosemont #16	936	430	AMC46787
	Rosemont # 16/Amended	2078	470
454	Rosemont #17	936	432	AMC46788
	Rosemont #17/Amended	2078	471
455	Rosemont #18	936	433	AMC46789
	Rosemont #18/Amended	2078	472
456	Rosemont 21	964	202	AMC46790
	Rosemont #21/Amended	2078	473
457	Fred Bennett Fraction	2022	338	AMC46791
458	Last Chance No. 3/Relocation	2929	209	AMC46794
459	Cave	NN	555	AMC46796
460	Strip	821	391	AMC46800
461	Cuba Fraction	2022	342	AMC46801
462	Patrick Henry Fraction/Relocation	3486	103	AMC46802
463	R. G. Ingersoll Fraction	2110	265	AMC46803
464	Daylight Fraction	2110	266	AMC46804
465	Travis #2	1983	254	AMC46805
	Travis #2/Amended	2078	465
466	Travis #3	1983	255	AMC46806
467	Travis #4	1983	256	AMC46807
	Travis #4/Amended	2170	455
468	Travis #5	1983	257	AMC46808
469	Travis #6	1983	258	AMC46809
470	Art	1009	441	AMC46810
	Art/Amended	2078	459
471	Al	1009	442	AMC46811
	Al/Amended	2078	460
472	Sam	1009	439	AMC46812
	Sam/Amended	2078	461
473	Fred	1009	440	AMC46813
	Fred/Amended	2078	462
474	Bert	1009	443	AMC46814
	Bert/Amended	2078	463
475	Bob	995	393	AMC46815
476	Canyon No. 34	6048	1225-26	AMC47482
477	Canyon No. 35	6048	1227-28	AMC47483
478	Canyon No. 36	6048	1229-30	AMC47484
479	Canyon No. 37	6048	1231-32	AMC47485
480	Canyon No. 38	6048	1233-34	AMC47486
481	Canyon No. 39	6048	1235-36	AMC47487
482	Canyon No. 40	6048	1237-38	AMC47488
483	Canyon No. 41	6048	1239-40	AMC47489
484	Canyon No. 42	6048	1241-42	AMC47490
485	Canyon No. 43	6048	1243-44	AMC47491
486	Canyon No. 64	6048	1285-86	AMC47512
487	Canyon No. 65	6048	1287-88	AMC47513
488	Canyon No. 66	6048	1289-90	AMC47514
489	Canyon No. 67	6048	1291-92	AMC47515
490	Canyon No. 68	6048	1293-94	AMC47516
491	Canyon No. 69	6048	1295-96	AMC47517

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
492	Canyon No. 70	6048	1297-98	AMC47518
493	Canyon No. 71	6048	1299-1300	AMC47519
494	Canyon No. 72	6048	1301-02	AMC47520
495	Canyon No. 73	6048	1303-04	AMC47521
496	Canyon No. 74	6048	1305-06	AMC47522
497	Canyon No. 75	6048	1307-08	AMC47523
498	Canyon No. 76	6048	1309-10	AMC47524
499	Canyon No. 77	6048	1311-12	AMC47525
500	Canyon No. 78	6048	1313-14	AMC47526
501	Canyon No. 79	6048	1315-16	AMC47527
502	Telemeter Fraction	2075	381	AMC62785
	Telemeter Fraction/Amended	5013	166
503	West End Fraction	2075	383	AMC62786
	West End Fraction/Amended	5013	164
504	Hattie Fraction	2075	382	AMC62787
	Hattie Fraction/Amended	5013	165
505	Cactus	6104	1251-52	AMC64123
506	Travis #7	6104	1253-54	AMC64124
507	Fox #1	2705	63	AMC64125
	Fox #1 Amended	6104	1255-56
508	Fox #2	2705	64	AMC64126
	Fox #2/Amended	6104	1257-58
509	Fox #7	2705	69	AMC64131
	Fox #7/Amended	6104	1267-68
510	Fox #13	2705	75	AMC64133
	Fox #13/Amended	6104	1271-72
511	Cloud Rest	SS	511	AMC64134
	Cloud Rest/Amended	6104	1273-74
512	Big Windy	5406	876	AMC64135
513	Big Windy Fraction	5406	877	AMC64136
514	Blue Wing	SS	581	AMC64137
515	Cloud Rest No. 1	B-B-B	277	AMC64138
	Cloud Rest No. 1/Amended	6104	1275-76
516	Kent #1 Long John	1936	245	AMC66835
517	Kent #2 Patricia C.	1936	246	AMC66836
518	Kent #3 Little Joe	1936	247	AMC66837
519	Belle of Rosemont	2571	125	AMC66838
	Belle of Rosemont/Amended	6216	999-1000
520	John	995	395	AMC74390
521	Joe	995	396	AMC74391
522	Ben	995	392	AMC74392
523	Pete	995	394	AMC74393
524	Adolph Lewisohn	710	346	AMC74394
525	Adolph Lewisohn	936	419	AMC74395
526	Rosemont	710	347	AMC74396
527	Rosemont	936	418	AMC74397
528	Albert Steinfeld	710	348	AMC74398
529	Albert Steinfeld	936	427	AMC74399
530	Hugh Young	712	108	AMC74400
531	Hugh Young	936	422	AMC74401
532	Ethel	712	109	AMC74402
533	Albert	712	110	AMC74403
534	Rosemont #1	908	504	AMC74404
535	Rosemont #2	908	501	AMC74405
536	Rosemont #3	908	503	AMC74406
537	Rosemont #4	908	499	AMC74407
538	Rosemont #7	936	421	AMC74408
539	Rosemont #8	936	423	AMC74409
540	Rosemont #14	936	428	AMC74410
541	Rosemont #19	964	200	AMC74411
542	Rosemont #20	964	201	AMC74412
543	Rosemont #20	908	500	AMC74413
544	Rosemont #22	964	203	AMC74414
545	Rosemont #23	908	497	AMC74415

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
546	Rosemont #24	908	498	AMC74416
547	Rosemont #25	908	502	AMC74417
548	RX	936	426	AMC74418
549	Flying Dutchman #7A	6121	1269-70	AMC75181
550	Blue Point No. 2A	6121	1271-72	AMC75182
551	Alpine #1A	6121	1275-76	AMC75183
552	Alpine #2A	6121	1277-78	AMC75184
553	Alpine #3A	6121	1279-80	AMC75185
554	Alpine #4A	6121	1281-82	AMC75186
555	Frijole VI A	6159	1135-36	AMC95315
556	Falcon 1A	6216	899-900	AMC99789
557	Falcon 2A	6216	901-902	AMC99790
558	Falcon 3A	6216	903-904	AMC99791
559	Falcon 4A	6216	905-906	AMC99792
560	Falcon 5A	6216	907-908	AMC99793
561	Falcon 6A	6216	909-910	AMC99794
562	Falcon 7A	6216	911-912	AMC99795
563	Falcon 8A	6216	913-914	AMC99796
564	Falcon 9A	6216	915-916	AMC99797
565	Falcon 10A	6216	917-918	AMC99798
566	Falcon 11A	6216	919-920	AMC99799
567	Falcon 12A	6216	921-922	AMC99800
568	Falcon 13A	6216	923-924	AMC99801
569	Falcon 14A	6216	925-926	AMC99802
570	Falcon 15A	6216	927-928	AMC99803
571	Falcon 16A	6216	929-930	AMC99804
572	Falcon 17A	6216	931-932	AMC99805
573	Falcon 18A	6216	933-934	AMC99806
574	Falcon 19A	6216	935-936	AMC99807
575	Falcon 20A	6216	937-938	AMC99808
576	Falcon 21A	6216	939-940	AMC99809
577	Falcon 22A	6216	941-942	AMC99810
578	Falcon 27A	6216	943-944	AMC99811
579	Falcon 28A	6216	945-946	AMC99812
580	Falcon 29A	6216	947-948	AMC99813
581	Falcon 30A	6216	949-950	AMC99814
582	Falcon 31A	6216	951-952	AMC99815
583	Falcon 32A	6216	953-954	AMC99816
584	Wasp 62A	6216	963-964	AMC99817
585	Wasp 63A	6216	965-966	AMC99818
586	Wasp 219A	6216	967-968	AMC99819
587	Wasp 220A	6216	969-970	AMC99820
588	Wasp 221A	6216	971-972	AMC99821
589	Wasp 222A	6216	973-974	AMC99822
590	Tecky	6216	997-998	AMC99823
591	MIA 1A	6420	1011-13	AMC117293
592	MIA 2A	6420	1014-16	AMC117294
593	MIA 3A	6420	1017-19	AMC117295
594	MIA 4A	6420	1020-22	AMC117296
595	MIA 5A	6420	1023-25	AMC117297
596	MIA 6A	6420	1026-28	AMC117298
597	MIA 7A	6420	1029-31	AMC117299
598	MIA 8A	6420	1032-34	AMC117300
599	MIA 9A	6420	1035-37	AMC117301
600	MIA 12A	6420	1043-45	AMC117304
601	MIA 13A	6420	1046-48	AMC117305
602	MIA 14A	6420	1049-51	AMC117306
603	BILLY C.	6522	781-782	AMC129394
604	Hope-1	8776	919-921	AMC303950
605	Hope 2	8776	922-924	AMC303951
606	Hope-3	8776	925-927	AMC303952
607	Hope-4	8776	928-930	AMC303953
608	Hope-5	8776	931-933	AMC303954
609	Hope-6	8776	934-936	AMC303955

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
610	Hope-7	8776	937-939	AMC303956
611	Hope 8	8776	940-942	AMC303957
612	Hope-9	8776	943-945	AMC303958
613	Hope 10	8776	946-948	AMC303959
614	Hope-10A	8776	949-951	AMC303960
615	Hope-11	8776	952-954	AMC303961
616	Hope-12	8776	955-957	AMC303962
617	Hope-13	8776	958-960	AMC303963
618	Hope-14	8776	961-963	AMC303964
	Hope 14/Amended	8808	596-598
619	Hope-15	8776	964-966	AMC303965
620	Hope-16	8776	967-969	AMC303966
621	Hope-17	8776	970-972	AMC303967
622	Hope-18	8776	973-975	AMC303968
623	Hope-19	8776	976-978	AMC303969
624	Hope-20	8776	979-981	AMC303970
625	Hope-21	8776	982-984	AMC303971
626	Hope-22	8776	985-987	AMC303972
627	Hope 23	8776	988-990	AMC303973
	Hope 23/Amended	8808	593-595
628	Hope-24	8776	991-993	AMC303974
629	Hope-25	8776	994-996	AMC303975
630	Hope-26	8776	997-999	AMC303976
631	Hope-27	8776	1000-1002	AMC303977
632	Hope-28	8776	1003-1005	AMC303978
633	H-29	8776	1006-1008	AMC303979
634	Hope-30	8776	1009-1011	AMC303980
635	Hope-31	8776	1012-1014	AMC303981
636	Hope 32	8776	1015-1017	AMC303982
	Hope 32/Amended	8808	590-592
637	Hope-33	8776	1018-1020	AMC303983
638	Hope-34	8776	1021-1023	AMC303984
639	Hope-35	8776	1024-1026	AMC303985
640	Hope-36	8776	1027-1029	AMC303986
641	Hope-37	8776	1030-1032	AMC303987
642	H-38A	9018	1198-1199	AMC313532
643	H-39A	9018	1200-1201	AMC313533
644	H-40A	9018	1202-1203	AMC313534
645	H-41A	9018	1204-1205	AMC313535
646	H-42A	9018	1206-1207	AMC313536
647	H-43A	9018	1208-1209	AMC313537
648	H-44A	9018	1210-1211	AMC313538
649	H-45A	9018	1212-1213	AMC313539
650	H-46A	9018	1214-1215	AMC313540
651	H-47A	9018	1216-1217	AMC313541
652	H-48A	9018	1218-1219	AMC313542
653	H-49A	9018	1220-1221	AMC313543
654	H-50A	9018	1222-1223	AMC313544
655	H-51A	9018	1224-1225	AMC313545
656	H-52A	9018	1226-1227	AMC313546
657	H-53A	9018	1228-1229	AMC313547
658	H-54A	9018	1230-1231	AMC313548
659	H-55A	9018	1232-1233	AMC313549
660	H-56A	9018	1234-1235	AMC313550
661	H-57A	9018	1236-1237	AMC313551
662	H-58A	9018	1238-1239	AMC313552
663	H-59A	9018	1240-1241	AMC313553
664	H-60A	9018	1242-1243	AMC313554
665	H-61A	9018	1244-1245	AMC313555
666	H-62A	9018	1246-1247	AMC313556
667	H-63A	9018	1248-1249	AMC313557
668	H-64A	9018	1250-1251	AMC313558
669	H-65A	9018	1252-1253	AMC313559
670	H-66A	9018	1254-1255	AMC313560

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
671	H-67A	9018	1256-1257	AMC313561
672	H-68A	9018	1258-1259	AMC313562
673	H-69A	9018	1260-1261	AMC313563
674	H-70A	9018	1262-1263	AMC313564
675	H-71A	9018	1264-1265	AMC313565
676	H-72A	9018	1266-1267	AMC313566
677	H-73A	9018	1268-1269	AMC313567
678	H-74A	9018	1270-1271	AMC313568
679	H-75A	9018	1272-1273	AMC313569
680	H-76A	9018	1274-1275	AMC313570
681	H-77A	9018	1276-1277	AMC313571
682	H-78A	9018	1278-1279	AMC313572
683	H-79A	9018	1280-1281	AMC313573
684	H-80A	9018	1282-1283	AMC313574
685	H-81A	9018	1284-1285	AMC313575
686	H-82A	9018	1286-1287	AMC313576
687	H-83A	9018	1288-1289	AMC313577
688	H-84A	9018	1290-1291	AMC313578
689	H-85A	9018	1292-1293	AMC313579
690	H-86A	9018	1294-1295	AMC313580
691	H-87A	9018	1296-1297	AMC313581
692	H-88A	9018	1298-1299	AMC313582
693	H-89A	9018	1300-1301	AMC313583
694	H-90A	9018	1302-1303	AMC313584
695	H-91A	9018	1304-1305	AMC313585
696	H-92A	9018	1306-1307	AMC313586
697	H-93A	9018	1308-1309	AMC313587
698	H-94A	9018	1310-1311	AMC313588
699	H-95A	9018	1312-1313	AMC313589
700	H-96A	9018	1314-1315	AMC313590
701	H-97A	9018	1316-1317	AMC313591
702	H-98A	9018	1318-1319	AMC313592
703	H-99A	9018	1320-1321	AMC313593
704	H-100A	9018	1322-1323	AMC313594
705	H-101A	9018	1324-1325	AMC313595
706	H-102A	9018	1326-1327	AMC313596
707	H-103A	9018	1328-1329	AMC313597
708	H-104A	9018	1330-1331	AMC313598
709	H-105A	9018	1332-1333	AMC313599
710	H-106A	9018	1334-1335	AMC313600
711	H-107A	9018	1336-1337	AMC313601
712	H-108A	9018	1338-1339	AMC313602
713	H-109A	9018	1340-1341	AMC313603
714	H-110A	9018	1342-1343	AMC313604
715	H-111A	9018	1344-1345	AMC313605
716	H-112A	9018	1346-1347	AMC313606
717	H-113A	9018	1348-1349	AMC313607
718	H-114A	9018	1350-1351	AMC313608
719	H-115A	9018	1352-1353	AMC313609
720	H-116A	9018	1354-1355	AMC313610
721	H-117A	9018	1356-1357	AMC313611
722	H-118A	9018	1358-1359	AMC313612
723	H-119A	9018	1360-1361	AMC313613
724	H-120A	9018	1362-1363	AMC313614
725	H-121A	9018	1364-1365	AMC313615
726	H-122A	9018	1366-1367	AMC313616
727	H-123A	9018	1368-1369	AMC313617
728	H-124A	9018	1370-1371	AMC313618
729	H-125A	9018	1372-1373	AMC313619
730	H-126A	9018	1374-1375	AMC313620
731	H-127A	9018	1376-1377	AMC313621
732	H-128A	9018	1378-1379	AMC313622
733	H-129A	9018	1380-1381	AMC313623
734	H-130A	9018	1382-1383	AMC313624

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
735	H-131A	9018	1384-1385	AMC313625
736	H-132A	9018	1386-1387	AMC313626
737	H-133A	9018	1388-1389	AMC313627
738	H-134A	9018	1390-1391	AMC313628
739	H-135A	9018	1392-1393	AMC313629
740	H-136A	9018	1394-1395	AMC313630
741	H-137A	9018	1396-1397	AMC313631
742	H-138A	9018	1398-1399	AMC313632
743	H-139A	9018	1400-1401	AMC313633
744	H-140A	9018	1402-1403	AMC313634
745	H-141A	9018	1404-1405	AMC313635
746	H-142A	9018	1406-1407	AMC313636
747	H-143A	9018	1408-1409	AMC313637
748	H-144A	9018	1410-1411	AMC313638
749	H-145A	9018	1412-1413	AMC313639
750	H-146A	9018	1414-1415	AMC313640
751	H-147A	9018	1416-1417	AMC313641
752	H-148A	9018	1418-1419	AMC313642
753	H-149A	9018	1420-1421	AMC313643
754	H-150A	9018	1422-1423	AMC313644
755	H-151A	9018	1424-1425	AMC313645
756	H-152A	9018	1426-1427	AMC313646
757	H-153A	9018	1428-1429	AMC313647
758	H-154A	9018	1430-1431	AMC313648
759	H-155A	9018	1432-1433	AMC313649
760	H-156A	9018	1434-1435	AMC313650
761	H-157A	9018	1436-1437	AMC313651
762	H-158A	9018	1438-1439	AMC313652
763	H-159A	9018	1440-1441	AMC313653
764	H-160A	9018	1442-1443	AMC313654
765	H-161A	9018	1444-1445	AMC313655
766	H-162A	9018	1446-1447	AMC313656
767	H-163A	9018	1448-1449	AMC313657
768	H-164A	9018	1450-1451	AMC313658
769	H-165A	9018	1452-1453	AMC313659
770	H-166A	9018	1454-1455	AMC313660
771	H-167A	9018	1456-1457	AMC313661
772	H-168A	9018	1458-1459	AMC313662
773	H-169A	9018	1460-1461	AMC313663
774	H-170A	9018	1462-1463	AMC313664
775	H-171A	9018	1464-1465	AMC313665
776	H-177A	9018	1476-1477	AMC313671
777	H-178A	9018	1478-1479	AMC313672
778	H-179A	9018	1480-1481	AMC313673
779	H-180A	9018	1482-1483	AMC313674
780	H-181A	9018	1484-1485	AMC313675
781	H-182A	9018	1486-1487	AMC313676
782	H-183A	9018	1488-1489	AMC313677
783	H-187A	9018	1490-1491	AMC313678
784	H-188A	9018	1492-1493	AMC313679
785	H-189A	9018	1494-1495	AMC313680
786	H-190A	9018	1496-1497	AMC313681
787	H-191A	9018	1498-1499	AMC313682
788	H-192A	9018	1500-1501	AMC313683
789	H-194A	9018	1502-1503	AMC313684
790	H-195A	9018	1504-1505	AMC313685
791	H-196A	9018	1506-1507	AMC313686
792	H-197A	9018	1508-1509	AMC313687
793	H-198A	9018	1510-1511	AMC313688
794	H-199A	9018	1512-1513	AMC313689
795	Hope No. 201	9797	2826-2827	AMC330891
796	Hope 201A	9797	2828-2829	AMC330892
	Hope 201A/Amended	9922	1016
797	Hope No. 202	9797	2830-2831	AMC330893

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
798	Hope No. 203	9797	2832-2833	AMC330894
799	Hope No. 204	9797	2834-2835	AMC330895
800	Hope No. 205	9797	2836-2837	AMC330896
801	Hope No. 206	9797	2838-2839	AMC330897
802	Hope No. 207	9797	2840-2841	AMC330898
803	Hope No. 208	9797	2842-2843	AMC330899
804	Hope No. 209	9797	2844-2845	AMC330900
805	Hope No. 210	9797	2846-2847	AMC330901
806	Hope No. 211	9797	2848-2849	AMC330902
807	Hope No. 212	9797	2850-2851	AMC330903
808	Hope No. 213	9797	2852-2853	AMC330904
809	Hope No. 214	9797	2854-2855	AMC330905
810	Hope No. 215	9797	2856-2857	AMC330906
811	Hope No. 216	9797	2858-2859	AMC330907
812	Hope No. 222	9797	2864-2865	AMC330910
813	Hope No. 223	9797	2866-2867	AMC330911
814	Hope No. 224	9797	2868-2869	AMC330912
815	Hope No. 225	9797	2870-2871	AMC330913
816	Hope 226A	9797	2872-2873	AMC330914
	Hope 226A/Amended	9865	1328-1329
817	Hope 227A	9797	2874-2875	AMC330915
	Hope 227A/Amended	9865	1330-1331
818	Hope 228A	9797	2876-2877	AMC330916
	Hope 228A/Amended	9865	1332-1333
819	Hope 229A	9797	2878-2879	AMC330917
	Hope 229A/Amended	9865	1334-1335
820	Hope No. 230	9797	2880-2881	AMC330918
821	Hope No. 231	9797	2882-2883	AMC330919
822	Hope No. 232	9797	2884-2885	AMC330920
823	Hope No. 233	9797	2886-2887	AMC330921
824	Hope No. 234	9797	2888-2889	AMC330922
825	Hope No. 235	9797	2890-2891	AMC330923
826	Hope No. 236	9797	2892-2893	AMC330924
827	Hope No. 237	9797	2894-2895	AMC330925
828	Hope No. 238	9797	2896-2897	AMC330926
829	Hope No. 239	9797	2898-2899	AMC330927
830	Hope No. 240	9797	2900-2901	AMC330928
831	Hope No. 241	9797	2902-2903	AMC330929
832	Hope No. 242	9797	2904-2905	AMC330930
833	Hope No. 243	9797	2906-2907	AMC330931
834	Hope No. 244	9797	2908-2909	AMC330932
835	Hope No. 245	9797	2910-2911	AMC330933
836	Hope No. 246	9797	2912-2913	AMC330934
837	Hope No. 250	9797	2914-2915	AMC330935
838	Hope No. 251	9797	2916-2917	AMC330936
839	Hope No. 252	9797	2918-2919	AMC330937
840	Hope No. 253	9797	2920-2921	AMC330938
841	Hope No. 254	9797	2922-2923	AMC330939
842	Hope No. 255	9797	2924-2925	AMC330940
843	Hope No. 256	9797	2926-2927	AMC330941
844	Hope No. 257	9797	2928-2929	AMC330942
845	Elk 47/Relocation	9797	2930-2931	AMC330943
846	H-172 B/Relocation	9865	1336-1337	AMC331308
847	H-173 B/Relocation	9865	1338-1339	AMC331309
848	H-174 B/Relocation	9865	1340-1341	AMC331310
849	H-175 B/Relocation	9865	1342-1343	AMC331311
850	H-176 B/Relocation	9865	1344-1345	AMC331312
851	MMRE	12667	606-607	AMC367652
852	HV 1	13029	511-512	AMC380250
853	HV 2	13029	513-514	AMC380251
854	HV 3	13029	515-516	AMC380252
855	HV 4	13029	517-518	AMC380253
856	ROSE 1	13120	417-418	AMC385174
857	ROSE 2	13120	419-420	AMC385175

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
858	ROSE 3	13120	421-422	AMC385176
859	ROSE 4	13120	423-424	AMC385177
860	ROSE 5	13120	425-426	AMC385178
861	ROSE 6	13120	427-428	AMC385179
862	ROSE 7	13120	429-430	AMC385180
863	ROSE 8	13120	431-432	AMC385181
864	ROSE 9	13120	433-434	AMC385182
865	HV 6	13190	552-553	AMC387231
	HV 6 A/Amended	13310	1052-1053
866	HV 7	13190	554-555	AMC387232
867	HV 8	13190	556-557	AMC387233
868	HV 9	13190	558-559	AMC387234
869	HV 10	13190	560-561	AMC387235
870	HV 11	13190	562-563	AMC387236
871	HV 12	13190	564-565	AMC387237
872	HV 13	13190	566-567	AMC387238
873	HV 23	13190	572-573	AMC387241
874	HV 24	13190	574-575	AMC387242
875	HV 25	13190	576-577	AMC387243
876	HV 16	13261	361-362	AMC390077
877	HV 17	13261	363-364	AMC390078
878	HV 18	13261	365-366	AMC390079
879	HV 19	13261	367-368	AMC390080
880	HV 20	13261	369-370	AMC390081
881	HV 21	13261	371-372	AMC390082
882	HV 22	13261	373-374	AMC390083
883	WAIT-1	13261	375-376	AMC390084
884	WAIT-2	13261	377-378	AMC390085
885	WAIT-3	13261	379-380	AMC390086
886	WAIT-4	13261	381-382	AMC390087
887	WAIT-5	13261	383-384	AMC390088
888	WAIT-6	13261	385-386	AMC390089
889	WAIT-7	13261	387-388	AMC390090
890	WAIT-8	13261	389-390	AMC390091
891	WAIT-9	13261	391-392	AMC390092
892	WAIT-10	13261	393-394	AMC390093
893	WAIT-11	13261	395-396	AMC390094
894	WAIT-12	13261	397-398	AMC390095
895	WAIT-13	13261	399-400	AMC390096
896	WAIT-14	13261	401-402	AMC390097
897	WAIT-15	13261	403-404	AMC390098
898	WAIT-16	13261	405-406	AMC390099
899	WAIT-17	13261	407-408	AMC390100
900	WAIT-18	13261	409-410	AMC390101
901	WAIT-19	13261	411-412	AMC390102
902	WAIT-20	13261	413-414	AMC390103
903	WAIT-21	13261	415-416	AMC390104
904	WAIT-22	13261	417-418	AMC390105
905	WAIT-23	13261	419-420	AMC390106
906	WAIT-24	13261	421-422	AMC390107
907	WAIT-25	13261	423-424	AMC390108
908	WAIT-26	13261	425-426	AMC390109
909	WAIT-27	13261	427-428	AMC390110
910	WAIT-28	13261	429-430	AMC390111
911	WAIT-29	13261	431-432	AMC390112
912	WAIT-30	13261	433-434	AMC390113
913	WAIT-31	13261	435-436	AMC390114
914	WAIT-32	13261	437-438	AMC390115
915	FALLS FRACTION	13286	73-74	AMC391154
916	H-69B	13286	75-76	AMC391155
917	NO CHANCE No. 3	13286	77-78	AMC391156
918	SCHWAB FRACTION	13286	79-80	AMC391157
919	H FRAC. 1	13312	195-196	AMC392445
920	H FRAC. 2	13312	197-198	AMC392446

No.	Name of Claim	Book and Page No. / Sequence No.		BLM Serial No.
921	H FRAC. 3	13312	199-200	AMC392447
922	H FRAC. 4	13312	201-202	AMC392448
923	H FRAC. 5	13312	203-204	AMC392449
924	H FRAC. 6	13312	205-206	AMC392450
925	H FRAC. 7	13312	207-208	AMC392451
926	H FRAC. 8	13312	209-210	AMC392452
927	BILLY FRAC.	13344	16-17	AMC393532
	BILLY FRAC./Amended	13358	114-115
928	DSM 1	13344	18-19	AMC393533
929	DSM 2	13344	20-21	AMC393534
930	DSM 3	13344	22-23	AMC393535
931	DSM 4	13344	24-25	AMC393536
932	DSM 5	13344	26-27	AMC393537
933	DSM 6	13344	28-29	AMC393538
934	DSM 7	13344	30-31	AMC393539
935	DSM 8	13344	32-33	AMC393540
936	DSM 9	13344	34-35	AMC393541
937	DSM 10	13344	36-37	AMC393542
938	HV5 A	13344	38-39	AMC393543
939	MIA FRAC 1	13344	40-41	AMC393544
940	MIA FRAC 2	13344	42-43	AMC393545
941	SON OF GUN 34	13360	385-386	AMC394006
942	RMT FRAC 1	13386	29-30	AMC394561
943	RMT FRAC 2	13386	31-32	AMC394562
944	RMT FRAC 3	13386	33-34	AMC394563
945	RMT FRAC 4	13386	35-36	AMC394564
946	NC-CF	13534	340-341	AMC396422
947	Thankful	20110240238		AMC404128
948	RCC-1	20113200711		AMC411964
949	RCC-2	20113200750		AMC411965
950	RCC-3	20113200751		AMC411966
951	RCC-4	20113200752		AMC411967
952	RCC-5	20113200753		AMC411968
953	RCC-6	20113200754		AMC411969
954	RCC-7	20113200755		AMC411970
955	RCC-8	20113200756		AMC411971
956	RCC-9	20113200757		AMC411972
957	RCC-10	20113200758		AMC411973
958	RCC-11	20113200759		AMC411974
959	RCC-12	20113200760		AMC411975
960	RCC-13	20113200761		AMC411976
961	RCC-14	20113200762		AMC411977
962	RCC-15	20113200763		AMC411978
963	RCC-16	20113200764		AMC411979
964	RCC-17	20113200765		AMC411980
965	RCC-18	20113200766		AMC411981
966	RCC-19	20113200767		AMC411982
967	RCC-20	20113200768		AMC411983
968	RCC-21	20113200769		AMC411984
969	RCC-22	20113200770		AMC411985
970	RCC-23	20113200771		AMC411986
971	RCC-24	20113200772		AMC411987
972	RCC-25	20113200773		AMC411988
973	RCC-26	20113200774		AMC411989
974	RCC-27	20113200775		AMC411990
975	RCC-28	20113200776		AMC411991
976	RCC-29	20113200777		AMC411992
977	RCC-30	20113200778		AMC411993
978	RCC-31	20113200779		AMC411994
979	RCC-32	20113200780		AMC411995
980	RCC-33	20113200781		AMC411996
981	RCC-34	20113200782		AMC411997
982	RCC-35	20113200783		AMC411998
983	RCC-36	20113200784		AMC411999

No.	Name of Claim	Book and Page No. / Sequence No.	BLM Serial No.
984	RCC-37	20113200785	AMC412000
985	RCC-38	20113200786	AMC412001
986	RCC-39	20113200787	AMC412002
987	RCC-40	20113200788	AMC412003
988	RCC-41	20113200789	AMC412004
989	RCC-42	20113200790	AMC412005
990	RCC-43	20113200791	AMC412006
991	RCC-44	20113200792	AMC412007
992	RCC-45	20113200793	AMC412008
993	RCC-46	20113200794	AMC412009
994	RCC-47	20113200795	AMC412010
995	RCC-48	20113200796	AMC412011
996	RCC-49	20113200797	AMC412012
997	RCC-50	20113200798	AMC412013
998	RCC-51	20113200799	AMC412014
999	RCC-52	20113200800	AMC412015
1000	RCC-53	20113200801	AMC412016
1001	RCC-54	20113200802	AMC412017
1002	RCC-55	20113200803	AMC412018
1003	RCC-56	20113200804	AMC412019
1004	RCC-57	20113200805	AMC412020
1005	RCC-58	20113200806	AMC412021
1006	RCC-59	20113200807	AMC412022
1007	RCC-60	20113200808	AMC412023
1008	RCC-61	20113200809	AMC412024
1009	RCC-62	20113200810	AMC412025
1010	RCC-63	20113200811	AMC412026
1011	RCC-64	20113200812	AMC412027
1012	RCC-65	20113200813	AMC412028
1013	RCC-66	20113200814	AMC412029
1014	RCC-67	20113200815	AMC412030
1015	RCC-68	20113200816	AMC412031
1016	RCC-69	20113200817	AMC412032
1017	RCC-70	20113200818	AMC412033
1018	RCC-71	20113200819	AMC412034
1019	RCC-72	20113200820	AMC412035
1020	RCC-73	20113200821	AMC412036
1021	RCC-74	20113200822	AMC412037
1022	RCC-75	20113200712	AMC412038
1023	RCC-76	20113200713	AMC412039
1024	RCC-77	20113200714	AMC412040
1025	RCC-78	20113200715	AMC412041
1026	RCC-79	20113200716	AMC412042
1027	RCC-80	20113200717	AMC412043
1028	RCC-81	20113200718	AMC412044
1029	RCC-82	20113200719	AMC412045
1030	RCC-83	20113200720	AMC412046
1031	RCC-84	20113200721	AMC412047
1032	RCC-85	20113200722	AMC412048
1033	RCC-86	20113200723	AMC412049
1034	RCC-87	20113200724	AMC412050
1035	RCC-88	20113200725	AMC412051
1036	RCC-89	20113200726	AMC412052
1037	RCC-90	20113200727	AMC412053
1038	RCC-91	20113200728	AMC412054
1039	RCC-92	20113200729	AMC412055
1040	RCC-93	20113200730	AMC412056
1041	RCC-94	20113200731	AMC412057
1042	RCC-95	20113200732	AMC412058
1043	RCC-96	20113200733	AMC412059
1044	RCC-97	20113200734	AMC412060
1045	RCC-98	20113200735	AMC412061
1046	RCC-99	20113200736	AMC412062
1047	RCC-100	20113200737	AMC412063

No.	Name of Claim	Book and Page No. / Sequence No.	BLM Serial No.
1048	AGAVE-1	20113200738	AMC412064
1049	AGAVE-2	20113200739	AMC412065
1050	AGAVE-3	20113200740	AMC412066
1051	AGAVE-4	20113200741	AMC412067
1052	AGAVE-5	20113200742	AMC412068
1053	AGAVE-6	20113200743	AMC412069
1054	CONTINENTAL-1	20113200744	AMC412070
1055	CONTINENTAL-2	20113200745	AMC412071
1056	CONTINENTAL-3	20113200746	AMC412072
1057	CONTINENTAL-4	20113200747	AMC412073
1058	CONTINENTAL-5	20113200748	AMC412074
1059	CONTINENTAL-6	20113200749	AMC412075
1060	TAILOR	20131610659	AMC423213
1061	AGAVE-7	20142690583	AMC429429
1062	AGAVE-8	20142690584	AMC429430
1063	AGAVE-9	20142690585	AMC429431
1064	RECORDER FRACTION	20142690586	AMC429432

All of said claims and sites are located in Sections 1, 2, 10, 11, 12, 13, 14, 15, 22, 23, 24, 25, 26, 35 and 36, Township 18 South, Range 15 East; Sections 5, 6, 7, 8, 9, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 26, 27, 28, 29, 30, 31, 32, 33 and 34, Township 18 South, Range 16 East; Sections 1, 2 and 12, Township 19 South, Range 15 East; and Sections 4, 5, 6, 7, 8, and 9, Township 19 South, Range 16 East; G&SRB&M.

Other

Lease for Water Storage and Production for Pima County parcel 303-67-002H, dated October 1, 2013 between RCC (lessee) and Staker Parson Companies Inc. (owner), as amended. The subject property and lease were conveyed to Vulcan Materials Company on May 4, 2015.

This is Schedule “B” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International Ltd.
and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Permits

1.	U.S. Army Corps of Engineers CWA Section 404 Permit

2.	Forest Service Plan of Operations, Reclamation and Closure Plan and NEPA Review

3.	Arizona Department of Environmental Quality Aquifer Protection Permit

4.	Arizona Department of Environmental Quality CAA Class II Air Quality Control Permit

5.	Arizona Department of Environmental Quality AZPDES General Storm Water Permit

6.	Arizona Department of Water Resources Groundwater Withdrawal Permit.

7.	Arizona Department of Water Resources Safety of Dams Permit

8.	Arizona Department of Water Resources Water Storage Permit

9.	Arizona State Mine Inspector approval of the Reclamation Plan

10.	Arizona Department of Environmental Quality CWA Section 401 Water Quality Certification

11.	Pima County Flood Control District Floodplain Use Permit

12.	Arizona Department of Transportation Encroachment Permit

13.	Arizona Corporation Commission Certificate of Environmental Compatibility (for transmission line)

This is Schedule “C” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

[Redacted – commercially sensitive information]

This is Schedule “D” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Capacity Related Refund Calculation

[Redacted – commercially sensitive information]

This is Schedule “E” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February , 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Dispute Resolution Rules

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.	Initiation of Arbitration Proceedings

(a)

If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator. Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party. If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party. If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b)

The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute. The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c)

The Parties agree that in the event of any arbitration proceedings arising under this Agreement, each of Hudbay and Hudbay Barbados, on one hand, and Wheaton International and Wheaton, on the other hand, may form a single party for the purposes of any such proceedings.

2.	Submission of Written Statements

(a)

Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(i)

Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(ii)	Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii)

All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(iv)	After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.	Meetings and Hearings

(a)

The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator. Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.	The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)

The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)	The decision shall determine and award costs.

(d)

Any Party may appeal the decision of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law. In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs on a substantial indemnity basis.

5.	Jurisdiction and Powers of the Arbitrator

(a)

By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)

proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix)

order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.	Confidentiality

(a)

The arbitration, including any settlement discussions between the parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration. Neither party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions. In the event that disclosure of any information related to the arbitration is required to comply with applicable law or court order, the disclosing party shall promptly notify the other party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)

The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either party to comply with its disclosure obligations under applicable law; (iii) to permit the parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the parties to consult with their professional advisors.

This is Schedule “F” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Map of Mining Properties

See attached

W Pima Mine Rd
E Pima Mine Rd
S Nogales Hwy
I - 19 Bus
S Santa Rita Rd
S Wilmot
S Houghton
S Wentworth Rd
Marsh Station Rd
E Sahuarita Rd
W Helmet Peak Rd
W Twin Buttes Rd
W Duval Mine Rd
N la Canada Dr
Continental Rd
S Camino del Sol
Santa Cruz River
Box Canyon Wash
White House Canyon Rd
Madera Canyon Rd
Fortynine Wash
Barrel Canyon
Davidson Canyon
Gardner Canyon Stream
SANRITA WEST
SANRITA EAST
WILMOT JUNCTION
SANRITA SOUTH
OLD NOGALES TRIANGLE
PIMA COUNTY
Santa Rita Experimental Range
HELVETIA RANCH ANNEX
HIDDEN VALLEY RANCH
ROSEMONT CAMP
SINGING VALLEY RANCH
Las Cienegas Conservation Area
83
10
19
See Map on Left
1 in = 9 miles
N
EXPLANATION
Rosemont Owned
Helvetia Ranch Annex
Infrastructure
Rosemont Ranch
Rosemont Controlled
Rosemont Unpatented Mining Claims
Non-Rosemont Owned
Bureau of Land Management (BLM)
Indian Lands
Private Land (No Color)
State Trust Land
US Forest Service (USFS)

Schedule "F"
Map of Mining Properties
11-29-2018

This is Schedule “G” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Hudbay Corporate Structure and Organization Chart

See attached

December 31, 2018

This is Schedule “H” to the Precious Metals Purchase Agreement among
Hudbay Arizona (Barbados) SRL, Hudbay Minerals Inc., Wheaton Precious Metals International
Ltd. and Wheaton Precious Metals Corp.
originally dated February 10, 2010
and amended and restated on the 15th day of February, 2011
and further amended and restated this 8th day of February, 2019

Outstanding, Pending and Threatened Litigation

[Redacted – commercially sensitive information]